

2018
Proxy Statement

Notice of Annual Meeting
of Stockholders

Wednesday, April 25, 2018
9:00 a.m., local time
Hilton Inverness Hotel
200 Inverness Drive West
Englewood, Colorado 80112



LETTER FROM THE INDEPENDENT CHAIR

DEAR STOCKHOLDERS,

Our Board believes that strong governance is the foundation for fulfilling Newmont's purpose to create value and improve lives through sustainable and responsible mining. The mission of Newmont's Board of Directors is to oversee the Company's efforts to create enduring value for stockholders, employees and other stakeholders. I want to take an opportunity to highlight certain of our practices, described in more detail in this Proxy Statement.

GOVERNANCE

Newmont is committed to strong governance and compliance, and has a robust system in place to support, challenge and monitor performance. Performance of the Company is reviewed by the Board and its Committees at our regularly scheduled meetings. Our Board members also participate in site visits to observe and assess implementation of policies and standards on the ground. As part of the Board cycle, one full Board site visit is scheduled each year. In 2017 the Board visited Long Canyon at our Nevada operations. Directors often also take part in individual or smaller group visits to our operations along with senior management. For example, during 2017, independent directors also visited our operations at Akyem, Ahafo, Carlin, Cripple Creek and Victor, KCGM and Tanami. Our Chief Executive Officer visited every region during the year.

RISK AND STRATEGIC OVERSIGHT

Our Board is responsible for Company-wide risk management oversight. The Audit Committee reviews the Enterprise Risk Management system on an annual basis, as does the full Board. Key risks are reviewed on a regular basis with our Board and its Committees. The Board has been fully engaged with management in the setting of the Company's long-term strategy. Each year, the Board holds a special two-day session on strategy, working with the Executive Leadership Team to review and collaborate on the outlook and the potential risks and opportunities ahead. The outcome of this session includes strategic priorities, which are reviewed throughout the year at each quarterly Board meeting. We believe that the Company's strategy and approach to running the business is well aligned to sustainable long term value creation.

BOARD COMPOSITION AND DIVERSITY

We believe an inclusive and diverse Board, consisting of a broad range of backgrounds and experiences, benefits the Company in many ways, bringing a variety of perspective to our discussions and conclusions. We regularly review the composition and qualifications of our Board. In 2017, we recruited two new directors, Sheri Hickok and Molly Zhang, who bring fresh views and new ideas to our boardroom, and for 2018, we recommend that stockholders vote to elect an additional new director, René Médori, at the Annual Meeting. Newmont has an exceptionally diverse Board, with five female nominees and seven male nominees, representing seven nationalities and four continents. All of our Board nominees have extensive experience working with international corporations and organizations.

SUSTAINABILITY

Newmont's values of safety, integrity, sustainability, inclusion and responsibility underpin its ability to deliver on its long-term strategy. We believe that the Company has ongoing responsibility to understand the needs and expectations of our stakeholders – from employees and investors to host communities and governments – and to bring our resources and relationships to bear in resolving issues of mutual concern, from clean air and water to gender parity and good jobs. The Safety and Sustainability Committee upholds the Board's responsibility and commitment to promote a healthy and safe work environment, and environmentally sound and socially responsible resource development. The Board is pleased that in 2017 Newmont was named by the prestigious Dow Jones Sustainability World Index (DJSI World) as the mining industry's overall leader in sustainability for the third year in a row. I invite you to visit Beyond the Mine at http://sustainabilityreport.newmont.com to learn more about how Newmont continues to build a safe, profitable and responsible business. The information in the Beyond the Mine report is independently verified by a third-party with oversight by our Safety and Sustainability Committee.

STOCKHOLDER ENGAGEMENT AND EXECUTIVE COMPENSATION

Newmont believes that engaging with our stockholders is a critical element of good governance and that active, ongoing dialogue promotes transparency and accountability. Stockholder feedback is an important foundation for policy development and informs our strategy. Although Newmont has historically received strong support from stockholders on "Say on Pay," last year we had some negative response on compensation matters. The Board's Leadership Development and Compensation Committee acknowledged the signal from the stockholders and has worked with management, consulted with external compensation advisors and increased outreach to stockholders. The Leadership Development and Compensation Committee has made thoughtful updates to the Company's compensation programs. I encourage you to read the letter from the Chair of the Leadership Development and Compensation Committee on pages 50 and 51 and description of the changes to the compensation program, which are responsive to stockholders' feedback.

We will continue to consider the views of our stockholders during our boardroom discussions.

The Board is honored to represent Newmont and our stockholders. We encourage you to vote promptly, even if you plan to attend the 2018 Annual Meeting of Stockholders. Your vote is important.

Thank you for your continued support of Newmont.

Very truly yours,

Noreen Doyle
Chair of the Board of Directors

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

March 9, 2018

The Annual Meeting of Stockholders of Newmont Mining Corporation will be held at **9:00 a.m., local time, on Wednesday, April 25, 2018,** at the Hilton Inverness Hotel, 200 Inverness Drive West, Englewood, Colorado 80112, to:

1. Elect Directors;
2. Approve, on an advisory basis, the compensation of the Named Executive Officers; and
3. Ratify the Audit Committee's appointment of Ernst & Young LLP as Newmont's independent registered public accounting firm for 2018;
4. Transact such other business as may properly come before the meeting.

Record Date: February 26, 2018

Under the Securities and Exchange Commission rules, we have elected to use the Internet for delivery of Annual Meeting materials to our stockholders, enabling us to provide them with the information they need while lowering the costs of delivery and reducing the environmental impact associated with our Annual Meeting.

You can vote in one of four ways:

 Visit the website listed on your proxy card to vote **VIA THE INTERNET**

 Call the telephone number on your proxy card to vote **BY TELEPHONE**

 Sign, date and return your proxy card in the enclosed envelope to vote **BY MAIL**

 Attend the meeting to vote **IN PERSON**

 Scan this QR code to view digital versions of our Proxy Statement and 2017 Annual Report.

Our Notice of Meeting, Proxy Statement and Annual Report are available at www.envisionreports.com/nem

Date These Proxy Materials Are First Being Made Available on the Internet: On or about March 9, 2018

All stockholders are cordially invited to attend the Annual Meeting in person. It is important that your shares be represented at the Annual Meeting whether or not you are personally able to attend. If you are unable to attend, please promptly vote your shares by telephone or Internet or by signing, dating and returning the enclosed proxy card at your earliest convenience. Voting by the Internet or telephone is fast, convenient, and enables your vote to be immediately confirmed and tabulated, which helps Newmont reduce postage and proxy tabulation costs.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible to ensure that your shares are represented and voted at the Annual Meeting.

By Order of the Board of Directors,

Stephen P. Gottesfeld
Executive Vice President and General Counsel

TABLE OF CONTENTS

2018 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting.

Voting Overview	Board Vote Recommendation	Page # for Additional Information
Items of Business:		
1 Election of 12 Director Nominees	**FOR** each nominee	18
Management Proposals:		
2 Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	48
3 Ratification of the Appointment of Independent Registered Public Accounting Firm for 2018	**FOR**	100

CORPORATE GOVERNANCE HIGHLIGHTS
(See pages 41-46)

- ✓ Independent Chair
- ✓ Diverse Board
- ✓ Commitment to Board Refreshment
- ✓ Annual Board and Committee Evaluations
- ✓ Annual Director Elections
- ✓ Majority Voting in Uncontested Director Elections
- ✓ Director Overboarding Policy
- ✓ Strong Director Attendance Record
- ✓ Active Shareholder Outreach
- ✓ Voluntarily Adopted Proxy Access
- ✓ Stockholder Right to Call Special Meetings
- ✓ Stockholder Right to Act by Written Consent
- ✓ No Shareholder Rights Plan

DIRECTOR NOMINEE INDEPENDENCE
(See pages 19-33)

11 out of 12 — **92**% Independent

- All Director nominees are independent except CEO
- All 4 main Board committees comprised of independent Directors only
- Independent Directors met in executive session at each of the regular 2017 Board Meetings

DIRECTOR NOMINEE TENURE DIVERSITY

- >10 years
- 6-10 years
- ≤ 5 years

6 years Average Tenure

DIRECTOR NOMINEE AGE DIVERSITY

- 71-75 yrs
- 66-70 yrs
- 61-65 yrs
- 56-60 yrs
- ≤55 yrs

60 Average Age

Newmont Policy: retirement age 75

DIRECTOR NOMINEE HIGHLIGHTS, DIVERSITY OF BACKGROUND & SKILLS



58%

of the Board are female or ethnically diverse

42%
Women
8%
Hispanic
8%
African

5 women

1 African

1 Hispanic

5 reside outside the U.S.

DIRECTOR EXPERIENCE



Information Technology Expertise	Extractives Experience	Current or Former CEOs	Health & Safety Experience	Financial Expertise
Government/Regulatory Affairs Experience	Environmental & Social Responsibility Experience	International Business Experience	Leading Academic	Risk Management Experience

DIRECTOR NOMINEES

Name	Director Since	Indp	Occupation	Board Committees (As of February 26, 2018) Audit	LDC	CGN	S&S	Exec Fin
Noreen Doyle	2005	✓	Non-Executive Chair of Newmont Mining Corporation Retired First Vice President of the European Bank for Reconstruction and Development			C	■	C
Gregory H. Boyce	2015	✓	Retired Executive Chairman and Chief Executive Officer of Peabody Energy Corporation		■		■	
Bruce R. Brook	2011	✓	Retired Chief Financial Officer of WMC Resources Limited	C		■		■
J. Kofi Bucknor	2012	✓	Chief Executive Officer of J. Kofi Bucknor & Associates; Former Managing Partner of Kingdom Africa Management	■				
Joseph A. Carrabba	2007	✓	Retired Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc.			■	C	
Veronica M. Hagen	2005	✓	Retired Chief Executive Officer of Polymer Group, Inc.		C	■		
Sheri E. Hickok	2017	✓	General Manager - Global Product Development, Onshore Wind of GE Renewable Energy				■	
Gary J. Goldberg	2013		President and Chief Executive Officer of Newmont Mining Corporation					■
René Médori	2018*	✓	Retired Finance Director of Anglo American plc	■*				
Jane Nelson	2011	✓	Founding Director of the Harvard Kennedy School's Corporate Responsibility Initiative		■		■	
Julio M. Quintana	2015	✓	Retired Director, President and Chief Executive Officer of Tesco Corporation	■				
Molly P. Zhang	2017	✓	Retired Vice President, Asset Management of Orica Ltd.				■	

Audit = Audit Committee
LDC = Leadership Development and Compensation Committee
CGN = Corporate Governance and Nominating Committee
S&S = Safety and Sustainability Committee
Exec Fin = Executive-Finance Committee
■ = Member
C = Chair

* René Médori is expected to commence service as a Director in April 2018 following election by stockholders at the Annual Meeting and is expected to serve on the Audit Committee as an independent Director and financial expert.

Our Corporate Governance and Nominating Committee is focused on building and maintaining a Board with skills and experiences that are aligned with the Company's strategic priorities. Each member of the Board is expected to bring valuable and often different perspective to the governance of the Company. When these varied skill sets are combined in an environment of interaction and respect, they give a greater overall skill set to the Board and provide a strong governance structure. The following table highlights some of the key qualifications and skills the Corporate Governance and Nominating Committee considered in evaluating the director nominees. The individual biographies on pages 20 to 31 provide additional information about each nominee's specific experiences, qualifications and skills.

SKILLS, QUALIFICATIONS AND EXPERIENCE

	Gregory Boyce	Bruce Brook	J. Kofi Bucknor	Joseph Carrabba	Noreen Doyle	Gary Goldberg	Veronica Hagen	Sheri Hickok	René Médori	Jane Nelson	Julio Quintana	Molly P. Zhang
Public Company CEO Experience	✓			✓		✓	✓				✓	
Public Company Chair or Lead Director Experience	✓	✓		✓	✓		✓				✓	
Extractive Experience	✓	✓		✓		✓			✓		✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisition Experience	✓	✓	✓	✓	✓	✓	✓		✓		✓	
Finance Expertise	✓	✓	✓	✓	✓	✓	✓		✓		✓	
Designated Audit Committee Financial Expert		✓	✓		✓				✓			
Accounting Experience		✓							✓			
Environmental & Social Responsibility Experience	✓			✓	✓	✓	✓	✓		✓	✓	✓
Health & Safety Experience	✓			✓	✓	✓	✓	✓		✓	✓	✓
Compensation Expertise	✓			✓	✓	✓	✓				✓	
Leading Academic										✓		
Risk Management Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government/Regulatory Affairs Experience	✓	✓	✓	✓	✓	✓	✓				✓	✓
Innovation and Technology Expertise	✓	✓		✓		✓	✓	✓			✓	✓
Minority/Diversity[1]			✓		✓		✓	✓		✓	✓	✓

(1) Represents historically disadvantaged categories for purposes of the above. However, many of our Directors represent other diverse backgrounds and skills.

2017 BUSINESS PERFORMANCE AND COMPENSATION HIGHLIGHTS

KEY PERFORMANCE RESULTS IN 2017

Newmont continued its steady trajectory of improving operational, financial and social performance in 2017, and built a stronger base for long-term value creation. The results for 2017 stem from the commitment to execute against our purpose and proven strategy. These results are reflected in our executive compensation for 2017. Following are the key performance highlights and an overview of executive compensation for 2017.

HIGHLIGHTS - OPERATING PERFORMANCE, RETURNS AND FUTURE PIPELINE

For 2017, **Net Income from Continuing Operations** attributable to stockholders was **$(60M)**, an **improvement of $160M** vs. the prior year. Our 2017 results were impacted by changes in U.S. tax legislation. **Adjusted Net Income*** was **$780M, an increase of 26%** over the prior year. Additional results related to our strategic priorities include:

ADJUSTED EBITDA*	RETURN ON CAPITAL EMPLOYED (ROCE)*	GOLD RESERVES ADDED	TOTAL SHAREHOLDER RETURN (TSR)
$2.7B	**10.7%**	**6.4Moz**	**10%**
Up 12% year-over-year; improved free cash flow* by 88% to $1.5B	An improvement of 2.8 points over the prior year	Replaced depletion	Top quartile performance; highest market cap in the gold sector

* Non-GAAP measures; for a reconciliation to the nearest GAAP measure, see Annex A.

EXECUTING THE STRATEGY - RESULTS SUPPORT LONG-TERM, SUSTAINABLE PERFORMANCE

Deliver superior operational execution 1

- Lowered injury rates by 49% since 2012 and experienced no fatalities or serious injuries in 2017
- Increased attributable production by 8% to 5.3Moz over the prior year
- Continued to improve efficiency and delivered significant improvements through our Full Potential program
- Completed digital assessments to invest in technologies for value and viability

Sustain global portfolio of long-life assets 2

- Completed the first year of production at our two newest mines
- Executed 5 expansion projects to extend profitable production
- Progressed expansion of existing mines across 4 continents
- Advanced exploration agreements in Canada, French Guiana, Colombia and Chile

Lead sector in profitability & responsibility 3

- Strengthened the balance sheet with cash of $3.3B; reduced net debt to $0.8B
- Returned $134M in dividends to stockholders, up 100% over 2016
- Named mining's sustainability leader by the Dow Jones Sustainability Index for the 3rd year running
- Named one of *FORTUNE* magazine's most admired companies for 2017

2017 CEO COMPENSATION SNAPSHOT

The table below illustrates Mr. Goldberg's salary, bonus and stock for 2017 on a Summary Compensation Table-equivalent approach[1] and on an "on-target" approach[2]. Mr. Goldberg's pay is based on a balanced program that reflects the mining business cycle and focuses on measures that drive value for our stockholders. *Details of our executive pay program, results, and importantly, alignment with performance are provided in the Executive Summary of the Compensation Discussion & Analysis.*

CEO Pay Summary	Annual Salary	Annual Incentives Total Bonus	Long-Term Incentives Total Stock Awards	Total Compensation
2017 Summary Compensation Table-Equivalent CEO Compensation[1]	$1,300,000	$2,523,690	$ 9,119,464	$ 12,943,154
2016 Summary Compensation Table-Equivalent CEO Compensation	$ 1,270,742	$2,704,393	$11,778,961	$ 15,754,096
2017 CEO "on-target" compensation[2]	$1,300,000	$1,950,000	$ 7,150,000	$10,400,000
2016 CEO "on-target" compensation	$1,300,000	$1,950,000	$ 7,150,000	$10,400,000

This table is not intended to supersede the Summary Compensation Table information on page 84 of this proxy statement, but provides a summary on the primary pay components.

(1) Reflects actual salary and bonus paid; long-term incentives reflect the projected accounting value as prescribed for reporting in the Summary Compensation Table. Excludes Change in Pension Value and All Other Compensation.

(2) "On-target" compensation reflects the pay level as determined by the Board of Directors before adjustments based on incentive plan performance. Mr. Goldberg's on-target pay remained unchanged for 2017; at the time of the filing of this Proxy Statement, the Board of Directors has also determined that on-target pay will remain unchanged for 2018 as it is deemed to be competitive within the parameters used to assess pay.

SAY ON PAY AND STOCKHOLDER ENGAGEMENT

Newmont has historically received strong support from our stockholders regarding our executive compensation programs, averaging 94% in favor during 2012 to 2016 and receiving consistent support from major proxy advisory services. In 2017, our "Say on Pay" proposal received 67% support from stockholders – the LDCC and management viewed this as a signal that additional outreach and program reviews were needed. While stockholder engagement is ongoing at Newmont, we increased our level of engagement to ensure stockholder interests are incorporated into our planning process for 2018 programs.

2017 STOCKHOLDER OUTREACH

Our outreach included **26 firms**, representing **57% of shares owned** *(as of December 31, 2017)*



44% We met with 13 firms to discuss governance and executive compensation (44% of shares owned)

13% 13 firms either confirmed that they had no concerns/did not require a meeting, or did not respond (13% of shares owned)

Additional details regarding our stockholder engagement process, specific feedback provided by our stockholders, as well as how we incorporate this feedback into our planning is provided in the Compensation Discussion and Analysis and the **"Letter from the Chair of the Leadership Development and Compensation Committee"** beginning on page 50. The following table summarizes the primary feedback and our response.

Please see the following page for our response to stockholder feedback.

NEWMONT'S RESPONSE - KEY CHANGES TO OUR COMPENSATION PROGRAM

Following a comprehensive review process with management, the LDCC and with various external stakeholders including stockholders, independent advisors and other governance groups, the following changes have been adopted to improve alignment with business objectives and address input from our stockholders:

What We Heard		What We Did
Program	**Feedback**	**Program Changes for 2017 and 2018**
LTI Programs: Performance Leveraged Stock Units (PSU)	▪ Performance rigor - concern with PSU payout schedule for flat TSR performance	✔ Revised PSU relative TSR funding to **require above-median performance for target payout and removed the stock price performance multiplier** *(effective 2018)*
		✔ Incorporated best-practice features of a **"negative TSR cap"** and a **"maximum value cap"** for PSU *(effective 2018)*
Restricted Stock Units (RSU)		✔ **RSU post-retirement vesting** enhanced for minority portion of equity to **support "carried interest" and retention** *(effective 2018)*
Performance Metrics	▪ Prefer Capital Efficiency and Per Share Metrics	✔ **Incorporating ROCE** in the annual bonus plan to reinforce focus on capital efficiency *(effective 2018)*
		✔ **EBITDA and Reserves** (two key comparative metrics) **measured on a "Per Share" basis**
Change of Control	▪ Legacy excise tax gross-up	✔ Excise tax **gross-up removed for all Officers**
	▪ Severance benefit multiple	✔ **Future Officer pay multiple lowered to 2x pay**
Pay Adjustments	▪ Concern with increase in CEO target pay for 2016	✔ **No increase for 2017 and 2018**
		✔ Continue to monitor pay relative to market and performance
		✔ Continue to clarify projected versus actual value
		✔ *Communicated that initial pay was set below market and prior CEO; increase provided after viewing multiple years of performance*
Share Ownership Guidelines	▪ Significant ownership preferred	✔ **Increased CEO share ownership guideline to 6x salary**
Officer's Death Benefit	▪ Not prevalent market practice	✔ Discontinue officer's death benefit and increase maximum on voluntary term life for all eligible employees
One-time awards	▪ Not prevalent practice, requires additional disclosure	✔ One-time awards occur infrequently; performance rigor and disclosure will be enhanced if used

Please reference the CD&A for additional details regarding our Executive Pay Program and response to the 2017 stockholder vote.

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished to the stockholders of Newmont Mining Corporation ("Newmont," the "Company" or "we") in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") to be voted at the Company's 2018 Annual Meeting of Stockholders to be held on Wednesday, April 25, 2018 (the "Annual Meeting"). The Annual Meeting is being held for the purposes set forth in the accompanying Notice of 2018 Annual Meeting of Stockholders. The Proxy Statement, proxy card and 2017 Annual Report to Stockholders are being made available to stockholders on or about March 9, 2018.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

On or about March 14, 2018, we will furnish a Notice of Internet Availability of Proxy Materials ("Notice") to most of our stockholders containing instructions on how to access the proxy materials and to vote online. In addition, instructions on how to request a printed copy of these materials may be found on the Notice. For more information on voting your stock, please see "Voting Your Shares" below. If you received a Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained on the Notice. Your vote is important no matter the extent of your holdings.

STOCKHOLDERS ENTITLED TO VOTE

The holders of record of common stock of Newmont, par value $1.60 per share, at the close of business on February 26, 2018, (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, there were 533,723,031 shares outstanding.

VOTING YOUR SHARES

Newmont Common Stock. Each share of common stock that you own entitles you to one vote. Your Notice or proxy card shows the number of shares of common stock that you own. You may elect to vote in one of the following methods:

 **By Mail** - If you have received or requested a paper copy of the proxy materials, please date and sign the proxy card and return it promptly in the accompanying envelope.

 **By Internet** - If you received a Notice of Internet Availability of Proxy Materials, you can access our proxy materials and vote online. Instructions to vote online are provided in the Notice.

 **By Telephone** - You may vote your shares by calling the telephone number specified on your proxy card. You will need to follow the instructions on your proxy card and the voice prompts.

 **In Person** - You may attend the Annual Meeting and vote in person. We will give you a ballot when you arrive. If your stock is held in the name of your broker, bank or another nominee (a "Nominee"), then you must present a proxy from that Nominee in order to verify that the Nominee has not already voted your shares on your behalf.

If you hold Newmont Common Stock at your Broker - If your shares are held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice or proxy materials, as applicable, are being forwarded to you by that organization. Your Voting Instruction Form from Broadridge or your Notice provides information on how to vote your shares. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote on "routine" matters such as ratification of auditors but cannot vote on "non-routine" matters, which now include matters such as the Election of Directors proposal and the Say on Pay proposal. Thus, if the organization that holds your shares does not receive instructions from you on how to vote your shares on a "non-routine" matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

QUORUM, TABULATION AND BROKER NON-VOTES AND ABSTENTIONS

Quorum. The holders of a majority of the outstanding shares of capital stock of the Company entitled to vote at the Annual Meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. For purposes of determining the presence of a quorum, "shares of capital stock of the Company" include all shares of common stock entitled to vote at the Annual Meeting.

Tabulating Votes and Voting Results. Votes at the Annual Meeting will be tabulated by one or more inspectors of election who will be appointed by the Chair of the meeting and who will not be candidates for election to the Board of Directors. The inspectors of election will treat shares of capital stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Broker Non-Votes and Abstentions. Abstentions and broker non-votes as to particular matters are counted for purposes of determining whether a quorum is present at the Annual Meeting. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders (except with respect to the Election of Directors, where abstentions are excluded), whereas broker non-votes are not counted for purposes of determining whether a proposal has been approved. Except with respect to the Election of Directors, where abstentions are excluded, abstentions have the same effect as votes against proposals presented to stockholders. With respect to the Election of Directors, abstentions are not counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained. A broker non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions to do so from the beneficial owner. Other than with respect to the ratification of the appointment of our independent registered public accounting firm (Proposal 3), broker non-votes will not be counted as votes cast (with respect to Proposal 1, Election of Directors), or as present and entitled to vote on the proposal (with respect to Proposal 2, the advisory vote to approve named executive officer compensation). Broker non-votes will be counted as present and entitled to vote for the purposes of Proposal 3, and will therefore have the same effect as a vote against the proposal.

As such, please be reminded that if you hold your shares in "street name" it is critical that you cast your vote if you want it to count in the Election of Directors (Proposal 1). If you hold your shares in "street name" and you do not instruct your bank or broker how to vote in the Election of Directors, no votes will be cast on your behalf. They also will not have discretion to vote uninstructed shares on the advisory vote to approve named executive officer compensation (Proposal 2). Your bank or broker will, however, have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm (Proposal 3).

VOTES REQUIRED TO APPROVE THE PROPOSALS

Proposal	Vote Required
Election of Directors	Majority of votes cast for the Nominees
Approve, on an advisory basis, the compensation of the Named Executive Officers	Non-binding advisory vote — majority of stock present in person or by proxy and entitled to vote
Ratification of independent registered public accounting firm for 2018	Majority of stock present in person or by proxy and entitled to vote

Election of Directors. Brokers, banks and other financial institutions cannot vote your stock on your behalf for the Election of Directors if you have not provided instructions on your voting instruction form, by telephone or by Internet. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Advisory Say-On-Pay Vote. Because the vote on Compensation of the Named Executive Officers is advisory in nature, it will not: (1) affect any compensation already paid or awarded to any Named Executive Officer, (2) be binding on or overrule any decisions by the Board of Directors, (3) create or imply any additional fiduciary duty on the part of the Board of Directors, or (4) restrict or limit the ability of stockholders to make proposals for inclusion in proxy materials related to executive compensation. If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Ratify Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2018. The affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, at the Annual Meeting is required to ratify the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2018. Even if you do not instruct your broker how to vote with respect to this item, your broker may vote your shares with respect to this proposal.

Other Items. If any other items are properly presented at the Annual Meeting, they must receive an affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, in order to be approved.

REVOCATION OF PROXY OR VOTING INSTRUCTION FORM

Revocation of Newmont Common Stock Proxy or Voting Instruction Form. A stockholder who executes a proxy or Voting Instruction Form ("VIF") may revoke it by delivering to the Secretary of the Company, at any time before the proxies are voted, a written notice of revocation bearing a later date than the proxy or VIF, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). A stockholder also may substitute another person in place of those persons presently named as proxies. Written notice revoking or revising a proxy should be sent to the attention of the Corporate Secretary (attention: Logan Hennessey), Newmont Mining Corporation, at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

SOLICITATION COSTS

The cost of preparing and mailing the Notice, requests for proxy materials, and the cost of solicitation of proxies on behalf of the Board of Directors will be borne by the Company. The Notice will be furnished to the holders of the Company's common stock on or about March 14, 2018. In addition, solicitation of proxies and Voting Instruction Forms may be made by certain officers and employees of the Company by mail, telephone or in person. The Company has retained Okapi Partners LLC to aid in the solicitation of brokers, banks, intermediaries and other institutional holders for a fee of $17,000. The Company also will reimburse brokerage firms and others for their expenses in forwarding proxy materials to beneficial owners of common stock.

NOTES TO PARTICIPANTS IN NEWMONT EMPLOYEE RETIREMENT SAVINGS PLANS

Participants in the Retirement Savings Plan of Newmont and Retirement Savings Plan for Hourly-Rated Employees of Newmont. If you are a participant in the Retirement Savings Plan of Newmont or Retirement Savings Plan for Hourly-Rated Employees of Newmont (the "401(k) Plans") and hold the Company's common stock under either of the 401(k) Plans, the shares of Newmont common stock which are held for you under the 401(k) Plans may be voted through the proxy card accompanying this mailing. The 401(k) Plans are administered by Fidelity Investments, as trustee. The trustee, as the stockholder of record of the Company's common stock held in the plans, will vote the shares held for you in accordance with the directions you provide. If you do not vote your shares by 11:59 p.m. Eastern Time on April 20, 2018, the trustee will not vote your common shares in the 401(k) Plans.

2018 ANNUAL MEETING ADMISSION

Only stockholders as of the record date and certain other permitted attendees may attend the 2018 Annual Meeting. In order to be admitted to the Annual Meeting, proof of stock ownership as of the record date, along with photo identification, will be required. Beneficial owners of shares held in "street name" in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages will be permitted at the Annual Meeting.

HOUSEHOLDING

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on the SEC rules that permit us to deliver only one set of proxy materials, including our Proxy Statement, our 2017 Annual Report and the Notice, to multiple stockholders who share an address unless we receive contrary instructions from any stockholders at that address. This practice, known as "householding," reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each stockholder retains a separate right to vote on all matters presented at the Annual Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of the 2017 Annual Report or other proxy materials, free of charge, or if you wish to receive separate copies of future annual reports or proxy materials, please mail your request to the Corporate Secretary of the Company.

VOTING RESULTS

The results of the voting at the Annual Meeting will be reported on Form 8-K and filed with the SEC within four business days after the end of the meeting.

STOCKHOLDER PROPOSALS FOR THE 2019 ANNUAL MEETING OF STOCKHOLDERS

For a stockholder proposal to be included in the proxy statement and form of proxy for the 2019 Annual Meeting, the proposal must have been received by us at our principal executive offices no later than November 14, 2018. Proposals should be sent to the attention of the Corporate Secretary of the Company. Proposals must conform to and include the information required by SEC Rule 14a-8. We are not required to include in our proxy statement and form of proxy a stockholder proposal that was received after that date or that otherwise fails to meet the requirements for stockholder proposals established by SEC regulations.

Our Board amended our By-Laws in 2016 to adopt "proxy access" to permit a stockholder (or a group of no more than 20 stockholders) who has maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years and has complied with the other requirements set forth in our By-Laws, to submit Director nominees (up to the greater of 2 Directors or 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements set forth in our By-Laws. Notice of Director nominees submitted under these By-Law provisions must be received by the Corporate Secretary of the Company by no earlier than October 15, 2018, and no later than November 14, 2018. Notice must include the information required by our By-Laws, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

In addition, under our By-Laws, stockholders not using proxy access in connection with Director nominations must give advance notice of nominations for Directors or other business to be addressed at the 2019 Annual Meeting and such notice must be received at the principal executive offices of the Corporation no later than the close of business on February 24, 2019, and not earlier than the close of business on January 25, 2019. The advance notice must be delivered to the attention of the Corporate Secretary of the Company. Notice must include the information required by our By-Laws.

Mailings to the Corporate Secretary of the Company should be addressed to the attention of Logan Hennessey at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.



PROPOSAL NO. 1 —
ELECTION OF DIRECTORS

VOTING FOR DIRECTORS

If you hold your Newmont stock through a broker, bank or other financial institution, your Newmont stock will not be voted on your behalf on the Election of Directors unless you complete and return the Voting Instruction Form or follow the instructions provided to you to vote your stock via telephone or the Internet. If you do not instruct your broker, bank or other financial institution how to vote, your votes will be counted as "broker non-votes" and your shares will not be represented in the Election of Directors vote at the Annual Meeting.

MAJORITY VOTE STANDARD FOR THE ELECTION OF DIRECTORS

Our By-Laws provide that in an uncontested election each Director will be elected by a vote of the majority of the votes cast, which means the number of votes cast "for" a Director's election exceeds 50% of the number of votes cast with respect to that Director's election. Votes cast shall include votes to withhold authority, but shall exclude abstentions. Votes will not be deemed cast if no authority or direction is given.

If a nominee for Director does not receive the vote of at least a majority of votes cast at the Annual Meeting, it is the policy of the Board of Directors that the Director must tender his or her resignation to the Board. In such a case, the Corporate Governance and Nominating Committee will make a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, taking into account all of the facts and circumstances. The Director who has tendered his or her resignation will not take part in the deliberations. For additional information, our Corporate Governance Guidelines are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

DIRECTOR SKILLS AND QUALIFICATIONS

In addition to meeting the minimum qualifications set out by the Board of Directors under "Director Nomination Process and Review of Director Nominees," on page 32, each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including board service, corporate governance, compensation, executive management, private equity, finance, mining, operations, manufacturing, marketing, government, international business and health, safety, environmental and social responsibility. The unique background, skills and qualifications that led the Board of Directors and the Corporate Governance and Nominating Committee to the conclusion that each of the nominees should serve as a Director for Newmont are set forth in the "Nominees" section below.

Board of Directors Recommendation

The Board of Directors unanimously recommends that the stockholders vote "**FOR**" all of the following nominees and, unless a stockholder gives instructions on the proxy card to the contrary, the proxies named thereon intend so to vote.

NOMINEES

Each of the twelve persons named below is a nominee for election as a Director at the Annual Meeting for a term of one year or until his/her successor is elected and qualified. Unless authority is withheld, the proxies will be voted for the election of such nominees. If any such nominees cannot be a candidate for election at the Annual Meeting, then the proxies will be voted either for a substitute nominee designated by the Board of Directors or for the election of only the remaining nominees.

All such nominees are currently serving as Directors of the Company and were elected to the Board at the prior Annual Meeting of Stockholders, other than Ms. Sheri Hickok, Dr. Molly Zhang and Mr. René Médori. Ms. Hickok and Dr. Zhang were elected to the Board in July 2017 and were recommended for consideration to the Corporate Governance and Nominating Committee by a third-party recruiter. Mr. Médori is recommended as a new Director nominee for election at the Annual Meeting and was also recommended for consideration to the Corporate Governance and Nominating Committee by a third-party recruiter. For more information on the process for selecting new directors, see page 44.

Mr. Vincent A. Calarco will not be standing for re-election to the Board in accordance with the retirement policy outlined in the Company's Corporate Governance Guidelines. Mr. Calarco's service will cease immediately prior to the 2018 Annual Meeting of Stockholders. Newmont and the Board express their deepest appreciation to Mr. Calarco for his outstanding leadership of the Board of Directors during his tenure as Chair of the Board from 2008 to 2016, as well as for his exceptional and dedicated service to Newmont and for his many contributions to the Board and Committees of the Board over the last 17 years.

The following sets forth information as to each nominee for election, including his or her age (as of the Record Date), and background (including his or her principal occupation during the past five years, current directorships and directorships held during at least the past five years, and skills and qualifications):



GREGORY H. BOYCE

Gregory H. Boyce, 63, retired Executive Chairman of Peabody Energy Corporation from 2007 to 2015. Mr. Boyce joined Peabody in 2003 as Chief Operating Officer, and served as Chief Executive Officer from 2006 to 2015. Prior to his service with Peabody, Mr. Boyce served in various executive roles with Rio Tinto Group from 1989 to 2003.

Board Committees:
- Safety and Sustainability
- Leadership Development and Compensation

Director Since: 2015
Independent

Director Qualifications:

CEO/Executive Management Skills — Experience as former President and Chief Executive Officer of Peabody Energy Corporation and other executive management positions noted above.

Operational and Industry Expertise — Over 38 years of experience in the global energy and mining industries. Past Chair of the Coal Industry Advisory Board, past member of the National Coal Council, and past Chairman of the National Mining Association. Co-Chair Lowell Institute for Mineral Research at the University of Arizona and Member of The Business Council. Awarded a Bachelor's Degree in Mining Engineering from the University of Arizona and completed the Advanced Management Program from the Graduate School of Business at Harvard University.

Health, Safety, Environmental and Social Responsibility Experience — Experience managing matters related to regulatory, policy and social responsibility in executive roles, as well as during service on ESR committees of both Marathon Oil and Monsanto Company. Past member of Board of Trustees of Washington University of St. Louis and past member of Civic Progress in St. Louis. Member Board of Trustees of Heard Museum in Phoenix, Arizona.

International Experience — Extensive senior executive experience working with multinational energy and mining operations, including with Peabody Energy Corporation and Rio Tinto plc (an international natural resource company) as Chief Executive Officer – Energy. Prior to his service with Rio Tinto, Mr. Boyce worked for over 10 years in various operational roles of increasing responsibility with Kennecott, a global natural resources company. Current service on the Board of Monsanto Company, a multinational agrochemical and agricultural biotechnology company.

Compensation Expertise — Experience serving as a Chair of Marathon Oil's Compensation Committee and as a member of Monsanto's People and Compensation Committee. Participation in compensation, benefits and related decisions in senior executive roles.

Board Experience: Service on the Company's Board of Directors since October 2015, as well as on the boards of several other companies, including as Executive Chairman of Peabody Energy Company from 2007 to 2015 and as a director from 2005 to 2015; Marathon Oil Corporation from 2008 to present and Monsanto Company from April 2013 to present.



Director Since: 2011
Independent

BRUCE R. BROOK

Bruce R. Brook, 62, currently serves as a Director for CSL Limited. He served as a Director of Programmed Group from 2010 to 2017 and as Chairman from 2012 to 2017 and as a Director of Boart Longyear from 2007 to 2015. In addition, Mr. Brook retired in 2012 after six years of service as a member of the Financial Reporting Council in Australia, an agency of the Australian Commonwealth which oversees the work of the Accounting Standards Board and the Auditing Standards Board, and advises the Australian Government on matters relating to corporate regulation. In 2013, Mr. Brook was appointed to the Director Advisory Panel of the Australian Securities and Investment Commission, the Australian Corporate Regulator.

Board Committees:
- Audit (Chair)
- Corporate Governance and Nominating
- Executive-Finance

Director Qualifications:

 **Financial Expertise** — Prior service as the Chairman of the Audit Committee of Lihir Gold Limited and as Chief Financial Officer of WMC Resources Limited, Deputy CFO of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited, and General Manager, Group Accounting positions at CRA Limited and Pasminco Limited. Former Chairman of the Audit Committee of Boart Longyear Limited and current Chairman of the Audit and Risk Management Committee of CSL Limited. Former member of the Financial Reporting Council, an agency of the Australian Commonwealth, which oversees the work of the Accounting Standards Board and the Auditing Standards Board, and advises the Australian Government on matters relating to corporate regulation.

 **International Experience** — Extensive international experience as a director of multiple international companies, including Boart Longyear Limited, Programmed Group and CSL Limited.

 **Operational and Industry Expertise** — Experience as a Director of Lihir Gold Limited, Energy Developments Limited and Consolidated Minerals Limited. Currently serves as a Director of Deep Exploration Technologies Cooperative Research Centre, a collaborative research program researching safer, more advanced and more cost effective geological exploration and drilling methods.

 **Board Experience:** Service on the Company's Board of Directors since 2011 and as Chair of the Audit Committee since April 2016. Currently also serves on the board of CSL Limited. Former Director and Chairman of Programmed Group. Former Director and Chairman of the Audit Committees of Boart Longyear Limited, Lihir Gold Limited, Consolidated Minerals Limited, Energy Developments Limited and Snowy Hydro Limited and former independent Chairman of Energy Developments Limited.



J. KOFI BUCKNOR

J. Kofi Bucknor, 62, Chief Executive Officer of J. Kofi Bucknor & Associates, a Ghanaian corporate finance advisory and propriety investing firm established in 2000. Former Treasurer of the African Development Bank, former Executive Director, Lehman Brothers, former Managing Director of CAL Merchant Bank, Ghana, former Vice President, Chemical Bank, former Chairman of Ghana's Investment Advisory Committee and former Chairman of the Ghana Stock Exchange. Mr. Bucknor's interests in Ghana include investments in fishing and telecommunications. Managing Partner of Kingdom Africa Management (and its' predecessor Kingdom Zephyr Africa Management), a private equity fund manager from 2003 to 2016.

Board Committees:
- Audit

Director Since: 2012
Independent

Director Qualifications:

CEO/Executive Management Skills — Experience as CEO of J. Kofi Bucknor & Associates since 2000; Treasurer, African Development Bank 1986 – 1994; Executive Director, Corporate Finance with Lehman Brothers International, London from 1994 – 1997; Managing Director of CAL Merchant Bank, Ghana, from 1997 – 2000; Managing Partner of Kingdom Africa Management from 2003 – 2016; and other executive management positions.

Financial Expertise — Over 30 years of international banking experience including as managing partner of two African private equity funds in Africa. Member of the Bank of Ghana Board, member of the Commonwealth Secretary General's Special Advisory Panel on the 1996 Asian Financial Crisis, former Chairman of the Ghana Stock Exchange, former Treasurer, African Development Bank, former Executive Director of Lehman Brothers, former Managing Director of CAL Merchant Bank and former Vice President, Chemical Bank.

International Experience — Extensive senior executive experience in global banking and treasury management as noted above, as well as service on the boards of National Investment Bank (Ghana), Saham Assurances Limited (Morocco), Mixta Africa (Spain), ARM (Nigeria), Ecobank Transnational Corporation, Consolidated Infrastructure Group (South Africa), Letshego (Botswana) and Kingdom Hotels (Ghana). Service on boards in Ghana, Botswana, Morocco, Spain, South Africa and Nigeria. Fluent in French.

Operational and Industry Expertise — Experience with multinational mining operations including as a former Director of Ashanti Goldfields Corporation and Chirano Gold Mines and as a member of the International Advisory Board of Normandy Mining Corporation. Former Chairman of Ghana's Investment Advisory Committee established to advise on the management of Ghana's oil revenues.

Board Experience: Service on the Company's Board of Directors since 2012, as well as on the boards of several companies, including ARM (Nigeria), Saham Assurances Limited (Morocco), Consolidated Infrastructure Group (South Africa), and Bank of Ghana[1] (Ghana). Formerly served as a Director of Chirano Gold Mines, Ashanti Goldfields Corporation, National Investment Bank (Ghana), Ecobank Transnational Corporation, Mixta Africa (Spain), Letshego (Botswana), Baker Hughes (Ghana) and Kingdom Hotels (Ghana).

(1) The Bank of Ghana is the central bank of Ghana and is not an exchange listed public company.



JOSEPH A. CARRABBA

Director Since: 2007
Independent

Joseph A. Carrabba, 65, non-executive Chairman of Fura Gems Inc. (TSX:V) since November 2017. Retired Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc., formerly Cleveland-Cliffs Inc., from May 2007 to November 2013. Served as Cliffs Natural Resources Inc.'s President and Chief Executive Officer from 2006 to 2007 and as President and Chief Operating Officer from 2005 to 2006. Previously served as President and Chief Operating Officer of Diavik Diamond Mines, Inc. from 2003 to 2005.

Board Committees:
- Safety and Sustainability (Chair)
- Corporate Governance and Nominating

Director Qualifications:

CEO/Executive Management Skills — Experience as former Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc. and other executive management positions noted above.

Financial Expertise — Extensive financial management experience in senior executive roles.

Operational and Industry Expertise — Operational experience in the mining industry, including as former President and Chief Operating Officer of Cliffs Natural Resources Inc., former President and Chief Operating Officer of Diavik Diamond Mines, Inc. and former General Manager of Weipa Bauxite Operation of Comalco Aluminum. Awarded a Bachelor's Degree in Geology from Capital University and a MBA from Frostburg State University.

International Experience — Extensive senior executive experience working with multinational mining operations, including with Cliffs Natural Resources Inc., which has operations in North America, Australia, Latin America and Asia.

Health, Safety, Environmental and Social Responsibility Experience — Experience serving on the Company's Operations and Safety Committee and the Environmental and Social Responsibility Committee and current Chair of the Company's Safety and Sustainability Committee. Current service as a member of Aecon's Environmental, Health and Safety Committee and as Chair of Aecon's Risk Committee.

Compensation Expertise — Experience serving as a member of the Company's Leadership Development and Compensation Committee. Participation in compensation, benefits and related decisions in senior executive roles. Former Chair of the Compensation Committee of KeyCorp and current Chair of the Compensation Committee of NioCorp Developments Ltd.

Board Experience: Service on the Company's Board of Directors since 2007, as well as on the boards of several other companies, including as a current director of the following exchange listed companies Aecon,[1] Timken Steel and NioCorp Developments Ltd. He is also director of Fura Gems Inc. a TSX:V listed company.[2] Formerly served as a director of Cliffs Natural Resources Inc., KeyCorp, and Lithium X.

(1) Service as director of Aecon expected to cease following completion of plan of arrangement anticipated in the first half of 2018, in connection with the pending CCCI acquisition of Aecon.

(2) The Company's Corporate Governance Guidelines related to director service on other boards provides an exemption for Board service with less onerous listing requirements and less burdensome time commitments, such as in connection with secondary exchange listings. The Corporate Governance and Nominating Committee has considered his other commitments and determined that no conflict exists and that service on other boards has not negatively impacted Mr. Carrabba's attendance, participation or effectiveness.



NOREEN DOYLE

Noreen Doyle, 68, retired First Vice President of the European Bank for Reconstruction and Development ("EBRD"), having served in that position from 2001 to 2005, and in other executive positions with the EBRD since 1992. Currently serves as the Company's independent Chair of the Board of Directors.

Board Committees:
- Corporate Governance and Nominating (Chair)
- Safety and Sustainability
- Executive-Finance (Chair)

Director Since: 2005
Independent Chair

Director Qualifications:

 **Financial Expertise** — Extensive experience in banking and finance at Bankers Trust Company and at the EBRD, including experience as head of risk management and head of banking at EBRD. Experience serving on the Company's Audit Committee, including as Chair, and the Audit Committees of QinetiQ Group plc, Rexam PLC, and Credit Suisse Group.

 **International Experience** — Extensive senior executive experience working with businesses, global and local, and governments throughout Europe including Eastern Europe and the former Soviet Union. Former Chair of the BBA, a leading trade association for the UK banking sector with member banks with operations in 180 jurisdictions worldwide and member of the U.K. Panel on Takeovers and Mergers.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience at EBRD included specific focus on environmental specifications of projects and attention to the social dimensions of investment. Experience serving on the Company's Environmental and Social Responsibility Committee.

 **Compensation Expertise** — Current chair of the Remuneration Committee of Credit Suisse International and Credit Suisse Securities (Europe) Ltd; served as Chair of the QinetiQ Remunerations committee; participated in compensation and benefits decisions as an executive at EBRD.

 **Board Experience:** Service on the Company's Board of Directors since 2005, as well as on the boards of several other companies. Former Vice Chair and Lead Independent Director of the Board of Credit Suisse Group. Previous service as a director of QinetiQ plc and Rexam PLC and as a former member of advisory panels for Macquarie European Infrastructure Fund and Macquarie Russia and CIS Infrastructure Fund.



GARY J. GOLDBERG

Gary J. Goldberg, 59, was appointed President and Chief Executive Officer and joined Newmont's Board of Directors on March 1, 2013. Previously, Mr. Goldberg served as President and Chief Operating Officer of Newmont Mining Corporation from July 2012 until March 1, 2013, and as Executive Vice President and Chief Operating Officer from December 2011 to July 2012.

Board Committees:
▪ Executive-Finance

Director Since: 2013
President and CEO

Director Qualifications:

☆ **CEO/Executive Management Skills** — Served as President and Chief Executive Officer of Rio Tinto Minerals 2006 – 2011; President and Chief Executive Officer of Rio Tinto Borax 2004 – 2006; Managing Director, Coal and Allied Industries Ltd. 2001 – 2004; President and Chief Executive Officer, Kennecott Energy 1999 – 2001; and other leadership roles in Rio Tinto's coal, copper, industrial minerals and gold businesses.

⛏ **Operational and Industry Expertise** — More than 35 years of mining industry experience with senior executive oversight of operations, marketing, mergers and acquisitions, divestments, procurement, labor relations and regulatory issues. Served as Chairman of the United States National Mining Association from 2008 to 2010 and as Co-Chair for the World Economic Forum Mining and Metals Governors from 2016 to 2017. Current Vice Chair of the World Gold Council and Treasurer of the International Council on Mining and Metals. Inducted into the American Mining Hall of Fame in 2017. Awarded Bachelor of Science degree in Mining Engineering from the University of Wisconsin-Platteville.

🌐 **International Experience** — Extensive senior executive experience with responsibility for businesses in Africa, Australia, Asia, Europe, North America and South America; served in senior executive roles based in Australia, the UK and the US.

⛑ **Health, Safety, Environmental and Social Responsibility Experience** — Formed and led the United States National Mining Association's CEO Task Force on Safety; under his leadership Rio Tinto Borax was the first mining company to receive California Governor Schwarzenegger's Environmental and Economic Leadership Award for sustainable practices; Director of California's Climate Action Registry; appointed to the Australian Government's Business Roundtable on Sustainable Development. 2013 recipient of the coveted Daniel C. Jackling Award for his lifelong commitment to health and safety and his demonstrable progress at both Newmont and Rio Tinto towards achieving zero harm.

📊 **Financial Expertise** — Extensive financial management experience in senior executive roles. Awarded MBA from the University of Utah.

👥 **Board Experience:** Former service as a director at Coal & Allied Industries Ltd. and Rio Tinto Zimbabwe.



Director Since: 2005
Independent

VERONICA M. HAGEN

Veronica M. Hagen, 72, Chief Executive Officer of Polymer Group, Inc. from April 2007 through August 2013. President and Chief Executive Officer of Sappi Fine Paper North America from 2004 to 2007. Executive positions with Alcoa, Inc. from 1998 to 2004, including Vice President and Chief Customer Officer from 2003 to 2004 and President, Alcoa Engineered Products from 2001 to 2003.

Board Committees:
- Leadership Development and Compensation (Chair)
- Corporate Governance and Nominating

Director Qualifications:

CEO/Executive Management Skills — Experience as former President and Chief Executive Officer of Polymer Group, Inc., and former President and Chief Executive Officer of Sappi Fine Paper North America.

Industry and Operational Expertise — Extensive mining industry experience, including in executive positions with Alcoa, Inc., an international aluminum producer, for over 8 years, including as former Vice President and Chief Customer Officer and former President, Alcoa Engineered Products.

International Experience — Extensive senior executive experience including former Chief Executive Officer of Polymer Group Inc., a company operating manufacturing facilities in nine countries.

Health, Safety, Environmental and Social Responsibility Experience — Experience serving on the Company's Safety and Sustainability Committee, formerly the Operations and Safety Committee, and prior experience on the Environmental and Social Responsibility Committee.

Compensation Expertise — Experience serving as a member and current Chair of the Leadership Development and Compensation Committee. Current member of the Executive Development and Compensation Committee of American Water Works Company. Past Chair of Southern Company Compensation and Management Succession Committee. Participation in compensation, benefits and related decisions in senior executive roles.

Board Experience: Service on the Company's Board of Directors since 2005, as well as on the boards of several other companies, including as current Chair of the Governance Committee of Southern Company and current director of American Water Works Company, Inc. Former director of Jacuzzi Brands, Inc.



Director Since: 2017
Independent

SHERI E. HICKOK

Sheri E. Hickok, 40, General Manager – Global Product Development, Onshore Wind of GE Renewable Energy since July 2017. Prior to this role, Ms. Hickok served in senior leadership roles at General Motors (GM) including most recently as Executive Chief Engineer, Autonomous Partnerships and Fleets from 2016 to 2017, Chief Engineer, Next Generation Full-Size Trucks from 2014 to 2016, and Executive Director, Global Supplier Quality & Development from 2012 to 2014.

Board Committees:
- Safety and Sustainability

Director Qualifications:

Engineering and Technology — Expertise in autonomous vehicle technology and execution. Former Executive Chief Engineer for GM's Autonomous Partnerships & Fleets, responsible for leading program strategy, execution, and implementation of GM's first autonomous vehicle fleet. Named to the Motor Trend Top 50 Influencers in the Auto Industry list in 2015 and 2016, and Automotive News Top 100 Women in the Auto Industry in 2015. Served as DAVOS speaker on the topics of Urban Mobility, The Future of Production, and Women in Technology and member of the World Economic Forum Young Global Leaders.

Operational and Supply Chain Experience — Extensive experience in the automotive industry, including in operational and supply chain roles. Prior experience also includes leader of operations at GM's Global Noise and Vibration Center and service as Chief Engineer on numerous GM projects.

International Experience — Extensive leadership experience working with international teams across General Motors, and General Electric - Renewable Energy global operations.

Health, Safety, Environmental and Social Responsibility Experience — Experience managing matters related to regulatory, policy and social responsibility in executive roles with respect to new product introduction, innovation and supply chain. Experience serving on the Company's Safety and Sustainability Committee.

Board Experience: Service on the Company's Board of Directors since 2017.



New nominee
Independent

RENÉ MÉDORI

René Médori, 60, currently serves as the Senior Independent Director for Petrofac Ltd, a UK listed company, and as Chairman of their Audit Committee. Prior to his retirement in April 2017, he served as Finance Director at Anglo American plc since 2005. Mr. Médori is also a non-executive director of Cobham plc.

Nominated in February of 2018:
For election as an Independent Director at the 2018 Annual Meeting

Director Qualifications:

 **Financial Expertise** — Current Chairman of the Audit Committee of Petrofac Ltd. Significant financial and commercial expertise from capital intensive businesses, supplying products to the oil refining, steel and mining industries and experience in international finance in the UK, Europe and the US. Former Finance Director of The BOC Group plc. Holds a doctorate in economics and degrees in finance and economics from the Université de Paris-Dauphine, France, and completed the Financial Management Programme at the Graduate School of Business, Stanford University.

 **International Experience** — Extensive international experience as a director of multiple international and multinational mining and energy companies, including Anglo American plc, Petrofac Ltd, SSE plc and The BOC Group plc.

 **Operational and Industry Expertise** — Extensive experience in the global energy and mining industries. Service as a director of Anglo American plc, a global mining company; as a director of Petrofac, a leading international service provider to the oil and gas production and processing industry; and as a director of SSE plc, a Scottish energy company headquartered in Perth, Scotland, United Kingdom.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility.

 **Board Experience:** Nominated for Service on the Company's Board of Directors in February 2018. Current service on the boards of Petrofac Ltd and Cobham plc. Anticipated to serve as the Chair of Cobham's Audit Committee, effective April 2018, and Chair of the Board of Petrofac, effective May 2018. Formerly served on the boards of Anglo American plc, AngloGold Ashanti (JSE); Anglo American Platinum (JSE); SSE plc and The BOC Group plc.



Director Since: 2011
Independent

JANE NELSON

Jane Nelson, 57, Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, and a nonresident senior fellow at the Brookings Institution. A former senior associate of the Programme for Sustainability Leadership at Cambridge University and former Director at the International Business Leaders Forum from 1993 to 2009, and a senior advisor until 2013.

Board Committees:
- Safety and Sustainability
- Leadership Development and Compensation

Director Qualifications:

International Experience — Former director at the International Business Leaders Forum; previously worked in the office of the United Nations Secretary-General with the UN Global Compact, and for the World Business Council for Sustainable Development in Africa, for FUNDES in Latin America, and as a Vice President at Citibank working in Asia, Europe and the Middle East. Service on the Economic Advisory Board of the International Finance Corporation (IFC), the World Economic Forum's Global Future Council on International Governance, Public-Private Cooperation and Sustainable Development, and previously on the Leadership Council of the Initiative for Global Development.

Health, Safety, Environmental and Social Responsibility Expertise — Director of Harvard Kennedy School's Corporate Responsibility Initiative. One of the five track leaders for the Clinton Global Initiative in 2009, leading the track on Developing Human Capital. Served on advisory committees to over 45 global corporations, non-governmental organizations and government bodies since 1992. Current service on the Company's Safety and Sustainability Committee.

Academic Experience — Director, Corporate Responsibility Initiative and adjunct lecturer in Public Policy, Harvard Kennedy School. Former faculty, Corporate Social Responsibility executive education program, Harvard Business School. Nonresident senior fellow at the Brookings Institution and a former senior associate at Cambridge University's Programme for Sustainability Leadership. Author of five books, including the Academy of Management's 2015 Best Book Award in the Social Issues in Management Division, and over 90 publications on the topics of corporate responsibility, sustainability and international development.

Industry Expertise — Service on ExxonMobil's External Citizenship Advisory Panel and GE's Sustainability Advisory Council; previously on Independent Advisory Panel, International Council on Mining and Metals Resource Endowment initiative; former external adviser to World Bank Group on social impacts in mining, oil and gas sector.

Board Experience: Service on the Company's Board of Directors since 2011. Currently serves on the Boards of Directors of the following non-public entities: the Abraaj Group, FSG, and Chevron's Niger Delta Partnership Initiative Foundation. Prior service on the Boards of Directors of SITA (now SUEZ Environment) and the World Environment Center.



JULIO M. QUINTANA

Julio M. Quintana, 58, retired President and Chief Executive Officer of Tesco Corporation from September 2005 to December 2014 and as a Director from September 2004 to May 2015. Served as Tesco's Executive Vice President and Chief Operating Officer from 2004 to 2005. Served in various executive roles for Schlumberger Technology Corporation from 1999 to 2004. Prior to Schlumberger, Mr. Quintana spent nearly 20 years in the oil and gas exploration and production business in various operational roles for Unocal Corporation.

Director Since: 2015
Independent

Board Committees:
- Audit

Director Qualifications:

⭐ **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Tesco Corporation, a public company listed on NASDAQ, and other executive management positions noted above.

⛏ **Operational and Industry Expertise** — Over 35 years of experience in various aspects of the oil and gas exploration and production industry, including strong experience in upstream operations, a deep understanding of drilling and asset management technologies as former President and Chief Executive Officer and as Executive Vice President and Chief Operating Officer of Tesco Corporation, former Vice President of Exploitation of Schlumberger and as a current director of SM Energy since 2006. Awarded a Bachelor's Degree in Mechanical Engineering from University of Southern California, Los Angeles.

🌐 **International Experience** — Extensive senior executive experience working with multinational drilling and exploration operations, including with Tesco Corporation and Schlumberger. Prior to Schlumberger, worked for almost 20 years in various operational roles for Unocal Corporation, a global petroleum exploration and production company.

📊 **Financial Experience** — Extensive financial management experience in senior executive roles and as a member of the Audit Committee for SM Energy.

💲 **Compensation Expertise** — Experience serving as a member of SM Energy's and Basic Energy's Compensation Committees. Participation in compensation, benefits and related decisions in senior executive, public company roles.

👥 **Board Experience:** Service on the Company's Board of Directors since October 2015, as well as on the boards of several other companies, including as current Lead Director of SM Energy Company, current director of Basic Energy Services and former director of Tesco Corporation.



Director Since: 2017
Independent

MOLLY P. ZHANG

Dr. Molly P. Zhang (a/k/a Peifang Zhang), 56, retired Vice President, Asset Management for Orica Limited (Orica) from 2015 to 2016. Previously, served in a number of other senior global operational roles at Orica including Vice President, Initiation Systems and Packaged Emulsion Manufacturing and Manufacturing Executive, Mining Systems from 2012 to 2015, General Manager, Global Manufacturing and Supply Chain for the mining services business from 2011 to 2012. Dr. Zhang also held diverse executive positions including Global Business Vice President, Managing Director for SCG-Dow Group, Global Technology Director at The Dow Chemical Company from 1989 to 2011.

Board Committees:
▪ Safety and Sustainability

Director Qualifications:

 **International Experience** — More than 25 years of international business experience, particularly in China and the Asia Pacific region through global executive positions with Orica Limited and with The Dow Chemical Company. Lived and worked in Germany, Thailand, China, Singapore and the US.

 **Industry and Operational Expertise** — Extensive operational expertise in mining services and the chemical industries with responsibilities for large manufacturing footprint globally. In-depth experience with major capital investment program management, geo-political risk management and manufacturing asset optimization for highly regulated industries.

 **Technology and Innovation Expertise** — Experience in manufacturing efficiency improvement, new product and process commercialization and management of licensing and technology valuation in senior executive roles. Master's degree in chemistry and Ph.D. in chemical engineering, both from Technical University of Clausthal, Germany.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience in resolving environmental compliance issues and developing engagement strategies with governments and other external stakeholders in different countries. Experience serving on the Company's Safety and Sustainability Committee.

 **Board Experience:** Service on the Company's Board of Directors since 2017, as well as on the boards of Cooper-Standard Holdings Inc. and XG Sciences since 2017. Service as a supervisory board member at GEA Group in Germany since 2016. Previously served on the Board of Directors for Inenco Group in Australia and numerous joint venture boards in the US, China and Thailand.



The Board of Directors unanimously recommends a vote "**FOR**" election of each of the above-named nominees.

DIRECTOR NOMINATION PROCESS AND REVIEW OF DIRECTOR NOMINEES

We have established a process for identifying and nominating Director candidates that has resulted in the election of a highly-qualified, diverse and dedicated Board of Directors. The following is an outline of the process for nomination of candidates for election to the Board: (a) the Chief Executive Officer, the Corporate Governance and Nominating Committee or other members of the Board of Directors identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board of Directors; (b) the Chair of the Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; (c) the Corporate Governance and Nominating Committee engages a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate; (d) selected members of management and the Board of Directors interview prospective candidates; and (e) the Corporate Governance and Nominating Committee recommends a nominee and seeks full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of Newmont's stockholders.

The Board of Directors has determined that Directors should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the stockholders; (c) broad experience at the policy-making level in business, government, education, technology or public interest; and (d) sufficient time to effectively fulfill duties as a Board member. The Board will endeavor to recommend qualified individuals who provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company. The Corporate Governance and Nominating Committee would consider any candidates submitted by stockholders on the same basis as any other candidate. Any stockholder proposing a nomination should submit such candidate's name, along with curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary, Newmont Mining Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA (attention: Logan Hennessey).

Newmont considers skills, diversity and age in deciding on nominees. The Corporate Governance and Nominating Committee considers a broad range of diversity, including diversity in terms of professional experience, skills and background, as well as diversity of domicile, nationality, race and gender, when evaluating candidates. We consider this through discussions at the Corporate Governance and Nominating Committee meetings. In evaluating a Director candidate, the Corporate Governance and Nominating Committee considers factors that are in the best interests of the Company and its stockholders.

INDEPENDENCE OF DIRECTORS

The Board affirmatively determines the independence of each Director and each nominee for election as Director. For each individual deemed to be independent, the Board has determined (a) that there is no relationship with the Company, or (b) the relationship is immaterial. The Board has considered the independence standards of the New York Stock Exchange and adopted the categorical independence standards described below.

The Board has determined that the relationships that fall within the standards described in its independence standards are categorically immaterial. As such, provided that no law, rule or regulation precludes a determination of independence, the following relationships are not considered to be material relationships with the Company for purposes of assessing independence: service as an officer, executive director, employee or trustee or greater than five percent beneficial ownership in: (i) a supplier of goods or services to the Company if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater; (ii) a lender to the Company if the total amount of the Company's indebtedness is less than one percent of the total consolidated assets of the lender; (iii) a charitable organization if the total amount of the Company's total annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts (excluding any amounts received through the Company's employee matching program for charitable contributions), whichever is greater; or (iv) any relationship arising out of a transaction, or series of transactions, in which the amount involved is less than $120,000 in aggregate during the last three years. For the avoidance of doubt, the foregoing is intended to identify certain (but not all) relationships which are not considered material relationships for purposes of assessing independence. Any relationships falling outside of those categories are not necessarily deemed material, rather they will be specifically considered by the Corporate Governance and Nominating Committee and the Board in connection with individual independence determinations.

In making its independence determinations, the Board considered the circumstances described below.

Mr. Boyce serves as the co-chair of the advisory board for the University of Arizona's Lowell Institute for Mineral Resources. Mr. Boyce is not an employee of the Lowell Institute and the advisory board is not compensated for such service. The Company donated approximately $250,000 to the Lowell Mineral Institute in its 2017 fiscal year. Mr. Boyce's appointment to the advisory board was not related to Newmont's donations or involvement. The Company's donation reflects its interest in promoting technological mining research and advancing the sustainable development of mineral resources. The Board of Directors has considered these circumstances and determined that the donation does not constitute a material relationship with the Company that would affect independence, and that no financial, personal or other relationship exists that might influence a reasonable person's objectivity.

During 2017, Mr. Brook served as Chair at Programmed Maintenance Services ("Programmed Group"), which provided certain staffing to the Company. The relationship with Programmed Group was carefully considered by the Corporate Governance and Nominating Committee and the Board. Given that the relationship arose only as a result of Mr. Brook's position as an independent outside director and that no other financial, personal or other relationship existed that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship was not material for independence purposes. Mr. Brook resigned as the Chair of Programmed Group effective October 27, 2017, following completion of the acquisition by Persol Holdings of Japan, and no longer serves on the affiliated board.

Mr. Bucknor serves as an external director for the Bank of Ghana ("BoG"). BoG is the central bank of Ghana which formulates monetary policy, regulates financial markets, and regulates and supervises the banking and credit system in Ghana. The Company currently has operations in Ghana at Ahafo and Akeym. BoG does not act as a lender to the Company, and Mr. Bucknor's appointment to the BoG board of directors was in no way related to his position as a Newmont Director. Given that Mr. Bucknor's position is as an external non-employee director of BoG only, and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship is not material for independence purposes.

Based on the foregoing analysis, the Board determined that the following Director nominees are independent:

Gregory H. Boyce	Noreen Doyle	Jane Nelson
Bruce R. Brook	Veronica M. Hagen	Julio M. Quintana
J. Kofi Bucknor	Sheri E. Hickok	Molly P. Zhang
Joseph A. Carrabba	René Médori	

Gary J. Goldberg is not independent because he is President and Chief Executive Officer of the Company.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

As of February 26, 2018, the Directors and executive officers of the Company as a group beneficially owned, in the aggregate, 1,896,681 shares of the Company's outstanding capital stock, constituting, in the aggregate, less than 1% of the Company's outstanding capital stock.

No Director or executive officer (a) beneficially owned more than 1% of the outstanding shares of the Company's common stock or (b) shares voting power in excess of 1% of the voting power of the outstanding capital stock of the Company. Each Director and executive officer has sole voting power and dispositive power with respect to all shares beneficially owned by them, except as set forth below.

The following table sets forth the beneficial ownership of common stock as of February 26, 2018, held by (a) each then current Director and nominee; (b) the Chief Executive Officer, the Chief Financial Officer and each of the other highly compensated executive officers (the "Named Executive Officers"); and (c) all then current Directors and executive officers as a group. The address for each of the named individuals below is c/o Newmont Mining Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

Name of Beneficial Owner	Common Stock	Restricted Stock, Restricted Stock Units and Director Stock Units[1][2]	401(k) Plan[3]	Option Shares[4]	Beneficial Ownership Total
Non-Employee Directors					
Gregory H. Boyce	—	17,153	—	—	17,153
Bruce R. Brook	24,933	4,710	—	—	29,643
J. Kofi Bucknor	23,383	4,710	—	—	28,093
Vincent A. Calarco	4,686	42,090	—	—	46,776
Joseph A. Carrabba	—	39,596	—	—	39,596
Noreen Doyle	—	41,911	—	—	41,911
Veronica Hagen	—	41,911	—	—	41,911
Sheri E. Hickok	—	3,546	—	—	3,546
René Médori	—	—	—	—	—
Jane Nelson	—	29,643	—	—	29,643
Julio M. Quintana	—	17,153	—	—	17,153
Molly P. Zhang	—	3,546	—	—	3,546
Named Executive Officers					
Gary Goldberg[5]	556,077	22,691	518	—	579,286
Nancy Buese[6]	12,961	7,497	—	—	20,458
Randy Engel	207,364	8,238	4,067	134,845	354,559
Stephen Gottesfeld	124,795	5,772	1,581	53,760	185,908
Thomas Palmer	81,347	4,563	—	—	85,910
All Directors and executive officers as a group, including those named above (21 persons)	1,359,947	316,064	8,065	212,605	1,896,681

(1) For 2017, director stock units ("DSUs") were awarded to all non-employee Directors under the 2013 Stock Incentive Compensation Plan. The DSUs represent the right to receive shares of common stock and are immediately fully vested and non-forfeitable. The holders of DSUs do not have the right to vote the underlying shares; however, the DSUs accrue dividend equivalents, which are paid at the time the common shares are issued. Upon retirement from the Board of Directors, the holder of DSUs is entitled to receive one share of common stock for each DSU. The amounts noted in this column for non-employee Directors represent DSUs.

(2) Restricted Stock Units ("RSUs") of the Company's common stock granted after April 24, 2013, are awarded under the Company's 2013 Stock Incentive Plan. The RSUs do not have voting rights, and are subject to forfeiture risk and other restrictions. The RSUs accrue dividend equivalents, which are paid at the time the units vest and common stock is issued. Includes shares underlying RSUs vesting within 60 days after February 26, 2018. This column does not include RSUs that vest more than 60 days after February 26, 2018.

(3) Includes equivalent shares of the Company's common stock held by the trustee in the Company's 401(k) Plans for each participant as of the January 31, 2018, plan statement date and is based on the Company's estimation of the share value correlated with the number of units in the fund. Each participant in such plan has the right to instruct the trustee as to how the participant's shares should be voted.

(4) Includes shares of the Company's common stock that the executive officers have the right to acquire through stock option exercises within 60 days after February 26, 2018.

(5) Mr. Goldberg's ownership includes 320,748 shares held in the Gary J and Beth A Goldberg Revocable Trust.

(6) Ms. Buese's ownership includes 12,961 shares held in the Timothy J. and Nancy K. Buese Revocable Trust.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities. The share information contained herein is based solely on investor filings with the SEC pursuant to Section 13(d) of the Securities Exchange Act of 1934.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percentage of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common Stock	(1)	14.6%
The Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	Common Stock	(2)	10.42%
State Street Corporation State Street Financial Center, One Lincoln Street Boston, MA 02111	Common Stock	(3)	5.17%

(1) As reported on Schedule 13G/A as filed on January 17, 2018, as of December 31, 2017, BlackRock, Inc. and its subsidiaries beneficially owned 77,698,441 shares, had sole voting power of 69,230,737 shares and sole dispositive power of 77,698,441 shares of Newmont common stock.

(2) As reported on Schedule 13G/A as filed on February 9, 2018, as of December 31, 2017, The Vanguard Group and its subsidiaries beneficially owned 55,585,107 shares, had sole voting power of 752,364 shares and sole dispositive power of 54,619,984 shares of Newmont common stock.

(3) As reported on Schedule 13G as filed on February 14, 2018, as of December 31, 2017, State Street and its subsidiaries beneficially owned 27,594,686 shares, had shared voting and shared dispositive power over all 27,594,686 shares of Newmont common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and Directors and beneficial owners of greater than 10% of the Company's outstanding common stock to file initial reports of their ownership of the Company's equity securities and reports of changes in such ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on a review of the copies of such reports furnished to the Company and written representations from the Company's executive officers and Directors, the Company believes that all Section 16(a) filing requirements were complied with in 2017.

DIRECTOR COMPENSATION

The annual compensation for non-employee Directors for their service on the Board of Directors for 2017 and 2018 is set forth below:

Annual Retainer	$115,000 for each Director
	$25,000 for the Chair of the Audit Committee
	$12,000 for each Audit Committee Member
	$20,000 for the Chair of the Leadership Development and Compensation Committee
	$12,000 for each Leadership Development and Compensation Committee Member
	$15,000 for the Chair of the Corporate Governance and Nominating Committee
	$10,000 for each Corporate Governance and Nominating Committee Member
	$15,000 for the Chair of the Safety and Sustainability Committee
	$10,000 for each Safety and Sustainability Committee Member
	$300,000 for the Non-Executive Chair of the Board
Stock Award	$160,000 of common stock or director stock units each year under the 2013 Stock Incentive Plan. The fair market value is determined on the first business day following election by the Board or re-election at the Company's Annual Meeting, or as soon as administratively possible.

The following table summarizes the total compensation paid to or earned by the Company's non-employee Directors serving during 2017:

2017 DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Gregory H. Boyce	$137,000	$160,000	$ 6,000	$303,000
Bruce R. Brook	$162,000	$160,000	$ 3,375	$325,375
J. Kofi Bucknor	$127,000	$160,000	—	$ 287,000
Vincent A. Calarco	$127,000	$160,000	$ 5,000	$292,000
Joseph A. Carrabba	$150,000	$160,000	—	$310,000
Noreen Doyle	$450,665	$160,000	$ 5,000	$615,665
Veronica M. Hagen	$157,000	$160,000	$ 5,000	$322,000
Sheri E. Hickok	$ 58,085	$120,000	—	$178,085
Jane Nelson	$129,989	$160,000	$ 2,000	$291,989
Julio M. Quintana	$127,000	$160,000	$10,000	$ 297,000
Molly P. Zhang	$ 58,085	$120,000	$ 2,400	$180,485

(1) Mr. Goldberg's compensation is shown in the Summary Compensation Table.

(2) For 2017, all non-employee Directors elected to receive stock awards in the form of director stock units ("DSUs"). The amounts set forth next to each award represent the aggregate grant date fair value of such award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718") which was the average of the high and low sales price on the date of grant, April 21, 2017, of $33.97; except for Ms. Hickok and Dr. Zhang who were elected to the Board on July 18, 2017, and received pro-rated stock awards granted on July 19, 2017, with a grant date fair value of $33.84. There are no other assumptions made in the valuation of the stock awards.

(3) The amount shown as All Other Compensation represents contributions made under the Company's charitable Matching Gifts Program. Non-Employee Directors are eligible to participate in the Company's Matching Gifts Program on the same basis as employees, pursuant to which the Company will match dollar-for-dollar, contributions to qualified tax-exempt organizations, not more than $5,000 per eligible donor per calendar year. The figures above represent the Company's double match in connection with 2017 hurricane relief that was not subject to the $5,000 limit, and single match of other qualified charitable donations. The amount for Mr. Brook assumes a conversion rate of 0.7670 for AUD to USD for donations made in AUD.

OUTSTANDING AWARDS

The following table shows outstanding equity compensation for all non-employee Directors of the Company as of December 29, 2017, calculated with the closing price of $37.52:

Name	Stock Awards	
	Aggregate Director Stock Units Outstanding (#)	Market Value of Outstanding Director Stock Units ($)
Gregory H. Boyce	17,153	$ 643,581
Bruce R. Brook[1]	4,710	$ 176,719
J. Kofi Bucknor[1]	4,710	$ 176,719
Vincent A. Calarco	42,090	$1,579,217
Joseph A. Carrabba	39,596	$1,485,642
Noreen Doyle	41,911	$1,572,501
Veronica M. Hagen	41,911	$1,572,501
Sheri E. Hickok	3,546	$ 133,046
Jane Nelson	29,643	$1,112,205
Julio M. Quintana	17,153	$ 643,581
Molly P. Zhang	3,546	$ 133,046

(1) Prior to 2017, Messrs. Brook and Bucknor elected to receive their director equity awards in the form of Common Stock rather than in the form of DSUs. Such prior amounts are included in the Common Stock column of the Stock Ownership of Directors and Executive Officers Table set forth on page 34.

SHARE OWNERSHIP GUIDELINES

All Directors are encouraged to have a significant long-term financial interest in the Company. To encourage alignment of the interests of the Directors and the stockholders, each Director is expected to beneficially own shares of common stock (or hold director stock units) of the Company having a market value of five times the annual cash retainer payable under the Company's Director compensation policy. Newly elected Directors are expected to meet this requirement within five years of first becoming a Director of the Company. Taking into consideration the volatility of the stock market, the impact of gold, copper and other commodity price fluctuations on the Company's share price and the long-term nature of the ownership guidelines, it would be inappropriate to require Directors to increase their holdings because of a temporary decrease in the price of the Company's shares. As such, once the guideline is achieved, future fluctuations in price are not deemed to affect compliance. Specifically, if a decline in the Company's share price causes a Director's failure to meet the guideline, the Director will not be required to purchase additional shares, but such Director will refrain from selling any shares until the threshold has again been achieved. Compliance is evaluated on a once-per-year basis, as of December 31 of each year. As of December 31, 2017, all Directors either met the share ownership guidelines or fell within the exceptions to the guidelines.

COMPENSATION CONSULTANT

The Board of Directors engaged Pay Governance LLC during 2017 to assist in the evaluation of independent Director compensation. For executive compensation consulting services in 2017, the Board of Directors engaged Frederic W. Cook & Co. ("Cook & Co"). The Board utilizes a best practice approach of engaging separate advisors for Board compensation and management compensation to minimize the potential for conflict of interest. For a description of the executive compensation consulting services provided by Cook & Co to the Leadership Development and Compensation Committee of the Board of Directors, see the Compensation Discussion and Analysis.

COMMITTEES OF THE BOARD OF DIRECTORS AND ATTENDANCE

ATTENDANCE AT MEETINGS

During 2017, the Board of Directors held eight meetings and Committees of the Board held a total of 22 meetings. Overall attendance by incumbent Director nominees at such meetings was approximately 99%. Each incumbent Director attended 75% or more of the aggregate of all meetings of the Board of Directors and Committees of the Board of Directors on which he or she served. It is the policy and practice of the Company that nominees for election at the Annual Meeting of Stockholders attend the meeting. All of the Board members at the time of the 2017 Annual Meeting of Stockholders held on April 20, 2017, attended the meeting.

BOARD COMMITTEES

The Board of Directors has, in addition to other committees, Audit, Leadership Development and Compensation, Corporate Governance and Nominating, and Safety and Sustainability Committees. All members of these four Committees are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. Each Committee functions under a written charter adopted by the Board, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/. The current members of these Committees and the number of meetings held in 2017 are shown below:

Audit Committee[1]



Bruce R. Brook, Chair
J. Kofi Bucknor
Julio M. Quintana

Meetings in 2017: 5

Functions of the Committee

- assists the Board in its oversight of the integrity of the Company's financial statements
- assists the Board in its oversight of the Company's compliance with legal and regulatory requirements and corporate policies and controls
- provides oversight of the Company's internal audit function
- authority to retain and terminate the Company's independent auditors
- approves auditing services and related fees and pre-approves any non-audit services
- responsible for confirming the independence and objectivity of the independent auditors
- please refer to "Report of the Audit Committee" on page 102

(1) While all of the Audit Committee members are considered financially literate, the Board of Directors has determined that each of Noreen Doyle, Bruce R. Brook and J. Kofi Bucknor is an Audit Committee Financial Expert, as a result of his or her knowledge, abilities, education and experience. Ms. Doyle ceased being a member of the Audit Committee when she was appointed to the Safety and Sustainability Committee effective May 1, 2017.

Leadership Development and Compensation Committee



Veronica M. Hagen,
Chair
Gregory H. Boyce
Vincent A. Calarco
Jane Nelson[(2)]

Meetings in 2017: 6

Functions of the Committee

- determines the components and compensation of the Company's key employees, including its executive officers, subject to ratification by the full Board for CEO compensation
- reviews plans for management development and senior executive succession
- determines awards of stock based compensation, which for the CEO are subject to ratification by the full Board of Directors
- please refer to "Report of the Leadership Development and Compensation Committee on Executive Compensation" and the "Compensation, Discussion and Analysis" beginning on pages 47 and 49, respectively

Corporate Governance and Nominating Committee



Noreen Doyle, Chair
Bruce R. Brook
Joseph A. Carrabba
Veronica M. Hagen

Meetings in 2017: 7

Functions of the Committee

- oversees Director and Chair succession planning and proposes slates of Directors to be nominated for election or re-election
- proposes slates of officers to be elected
- conducts annual Board, Director Peer and Committee evaluations
- conducts evaluations of the performance of the Chief Executive Officer
- responsible for recommending amount of Director compensation
- advises Board of corporate governance issues

(2) Ms. Nelson was appointed to the Leadership Development and Compensation Committee effective August 1, 2017.

Safety and Sustainability Committee



Joseph A. Carrabba,
Chair
Gregory H. Boyce
Noreen Doyle
Sheri E. Hickok[3]
Jane Nelson
Molly Zhang[3]

Meetings in 2017: 4

Functions of the Committee

- assists the Board in its oversight of safety issues
- assists the Board in its oversight of sustainable development, environmental affairs, community relations, human rights, operational security and communications issues, including oversight of the Company's Beyond the Mine Report
- assists the Board in furtherance of its commitments to adoption of best practices in promotion of a healthy and safe work environment, and environmentally sound and socially responsible resource development
- administers the Company's policies, processes, standards and procedures designed to accomplish the Company's goals and objectives relating to these issues

BEYOND THE MINE



The Beyond the Mine report, which was compiled in accordance with the Global Reporting Initiative's G4 Core option and independently assured, reflects Newmont's commitment to transparency and reporting obligations as a founding member of the International Council on Mining and Metals and as an early adopter of the UN Guiding Principles Reporting Framework.

Visit **www.beyondthemine.com** to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners and our host communities around the world.

NEWMONT ACCOLADES



- Named by Dow Jones Sustainability World Index as the **mining industry's overall leader in sustainability** for the third year in a row

- Recognized as **one of the world's most admired companies** by *FORTUNE* magazine

- Awarded **Gold Class distinction** by the sustainability investment firm, RobecoSAM, in its Sustainability Yearbook 2018

- The only mining company on *Corporate Responsibility Magazine*'s annual **100 Best Corporate Citizens** list

- Achieved a **perfect score of 100 on the Corporate Equality Index** for the second year in a row, earning a designation of Best Place to Work for LGBTQ Equality

(3) Ms. Hickok and Dr. Zhang were appointed to the Safety and Sustainability Committee following their election to the Board on July 18, 2017.



CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES AND CHARTERS

The Company has adopted Corporate Governance Guidelines that outline important policies and practices regarding the governance of the Company. In addition, each of the committees has adopted a charter outlining responsibilities and operations.

The Corporate Governance Guidelines and the charters are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

BOARD LEADERSHIP AND INDEPENDENT CHAIR

The Board of Directors selects the Chair of the Board in the manner and upon the criteria that it deems best for the Company at the time of selection. The Board of Directors does not have a prescribed policy on whether the roles of the Chair and Chief Executive Officer should be separate or combined. At all times, the Board of Directors has either a Non-Executive Chair or Lead Director of the Board, which Chair or Lead Director will meet the Company's independence criteria and will be elected annually by the independent members of the Board of Directors.

SEPARATION OF CHAIR AND CEO ROLES

Before 2008, the positions of Chair of the Board and Chief Executive Officer were held by a single person. Due to the potential efficiencies of having the Chief Executive Officer also serve in the role of Chair of the Board and the long tenure of the Chief Executive Officer, the Board of Directors determined that the interests of the Company and its stockholders were best served by the leadership and direction provided by a single person as Chair and Chief Executive Officer. In 2007, the Board of Directors considered a stockholder proposal included in the 2007 Proxy Statement regarding the separation of such roles. The Board agreed to separate the roles as of January 1, 2008, in response to the stockholder vote and the Board's determination regarding what was in the best interest of the Company at such time. The Board will continue to evaluate whether this leadership structure is in the best interests of the stockholders on a regular basis.

2007/2008 ---- 2008 -- 2016 --

NOMINATION OF AN INDEPENDENT NON-EXECUTIVE CHAIR

In January 2008, the independent members of the Board of Directors elected Vincent Calarco as independent Non-Executive Chair of the Board in connection with the separation of Chair and Chief Executive Officer roles. The Board has had an Independent Non-Executive Chair since that time.

NON-EXECUTIVE CHAIR SUCCESSION

Noreen Doyle succeeded Mr. Calarco in the role of Non-Executive Chair, effective April 20, 2016, following the Annual Meeting of Stockholders, and continues to serve in that role. The Non-Executive Chair presides at all Board meetings and all Independent Directors sessions scheduled at each regular Board meeting.

Role of the Non-Executive Chair

The Non-Executive Chair serves as liaison between the Chief Executive Officer and the other Independent Directors, approves meeting agendas and schedules and notifies other members of the Board of Directors regarding any significant concerns of stockholders or interested parties of which she or he becomes aware. The Non-Executive Chair presides at stockholders meetings and provides advice and counsel to the Chief Executive Officer.

BOARD OVERSIGHT OF RISK MANAGEMENT

The **Board of Directors** is engaged in Company-wide risk management oversight.

Certain risk oversight responsibilities are delegated to Board Committees*

Audit Committee	Leadership Development and Compensation Committee	Safety and Sustainability Committee
Provides risk oversight with respect to the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor's selection, retention, qualifications, objectivity and independence, and the performance of the Company's internal audit function.	Provides risk oversight with respect to compensation policies and programs, leadership talent development and succession planning, including diversity and global inclusion strategy.	Provides oversight and direction with regard to environmental, social responsibility, community relations, human rights, operational security and safety risks.
> *See page 102 for the Report of the Audit Committee.*	> *For a discussion of the Leadership Development and Compensation Committee and Enterprise Risk Management team's assessments of compensation-related risks, see "Compensation Discussion and Analysis — Executive Compensation Risk Assessment."*	

*Directors are entitled to rely on **Management** and the advice of the Company's **outside advisors and auditors**, but must at all times have a reasonable basis for such reliance.*

Company Management: The Board of Directors relies upon the Chief Executive Officer, Chief Financial Officer and Executive Leadership Team to supervise the risk management activities within the Company, each of whom may provide reports directly to the Board of Directors and certain Board Committees, as appropriate. For example, the primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics rests with the management of the Company. The Company has a global Enterprise Risk Management ("ERM") team. The ERM team's objectives include, but are not limited to, reporting on the ERM process and risk findings to the Disclosure Committee on a quarterly basis, the Audit Committee and the Safety and Sustainability Committee regularly, and to the full Board of Directors on at least an annual basis.

Oversight of the Company's long-term strategy is a priority for the Board of Directors. The Board holds an annual two-day session to do a strategy deep-dive. At that session the Directors work closely with the Executive Leadership Team to review and collaborate on the strategy and the potential risks and opportunities of the business.

*   For a description of the functions of the various Board Committees, see "Board Committees" above.

BOARD, COMMITTEE & DIRECTOR ASSESSMENT

1 ANNUAL REVIEW

In alignment with the Company's Corporate Governance Guidelines, the Corporate Governance and Nominating Committee leads the Board in its annual review process, which includes:

- The Board annual self-assessment of the performance and effectiveness of the Board and its Committees;
- Committee annual self-assessments and charter reviews; and
- Director peer evaluations of individual director performance.

2 BOARD EVALUATION

The Company's Board of Directors self-assessment process focuses on numerous aspects of corporate governance and performance of the Board's duties and responsibilities. Individual evaluations by each Board member are conducted on a confidential and anonymous basis.

3 COMMITTEE SELF-ASSESSMENT

On an annual basis, the Chair of each Committee of the Board leads her or his respective Committee in a self-assessment and charter review and related discussions. Each Committee member completes confidential evaluations, in addition to discussion as a group in Committee executive sessions.

4 PEER EVALUATIONS

The annual Director Peer Evaluation process is utilized as a tool to solicit confidential feedback from fellow members of the Board regarding individual director performance.

5 OUTCOME

In 2017, each Committee of the Board, as well as the full Board of Directors, was determined to be operating effectively. In addition, all current Directors were assessed as meeting or exceeding expectations by their peers.

6 FOLLOW-UP

The Chair and the Corporate Governance and Nominating Committee use these results in conjunction with the assessment of the skills and characteristics of Board members, as well as in connection with making recommendations to the Board regarding the slate of directors for inclusion in the Company's Proxy Statement for election at the Annual Meeting of Stockholders.

The Chair also conducts candid, one-on-one discussions with each independent Director regarding observations and suggestions, if any, from the peer evaluations. The Chair also presents the findings of the annual Board self-assessment to the full Board in executive session for discussion.

Policies and practices of the Board are updated per the evaluation results as appropriate. Director suggestions for improvements to the questionnaires and evaluation process are incorporated on an on-going basis.

AREAS OF FOCUS

Among other topics, the Board self-evaluation questionnaire focuses on:

- the Board's overall responsibilities and effectiveness;
- the structure and composition of the Board (including organization, size, operation, diversity and tenure policies);
- the Board culture (both in executive session, as well as in connection with management and advisors);
- oversight of the Company's key issues and opportunities;
- oversight of risk strategy and enterprise risk management;
- oversight of business strategy and strategic planning process;
- the adequacy and quality of information provided to the Board; and
- the overall Board policies, processes and procedures.

PROCESS FOR SELECTING NEW DIRECTORS

The Corporate Governance and Nominating Committee screens and recommends candidates for nomination by the full Board. The Company's By-laws provide that the size of the Board may range from 8 to 17 members. The Board's current view is that the optimal size is between 10 and 14 members. The Corporate Governance and Nominating Committee is assisted with its recruitment efforts by an independent third party search firm, which recommends candidates that satisfy the Board's criteria. The search firm also provides research and pertinent information regarding candidates, as requested.

PROCESS FOR SELECTING NEW DIRECTORS



1 SOURCE CANDIDATE

Source Candidate Pool from
- Independent Search Firms
- Independent Directors
- Stockholders
- Management Referrals

2 IN-DEPTH REVIEW

In-Depth Review by the Committee
- Consider skills matrix
- Consider strategic business priorities
- Consider Board succession planning
- Screen qualifications
- Consider diversity
- Review independence and potential conflicts
- Meet with directors

3 RECOMMEND

Recommend Selected Candidates for Appointment to our Board

4 REVIEW

Review by full Board

5 SELECT DIRECTOR(S)

Select Director(s)
- 4 new directors since 2015
- 1 new nominee in 2018

RETIREMENT AGE AND BOARD REFRESHMENT

The Corporate Governance and Nominating Committee of the Board regularly considers director succession planning and the long-term make up of our Board, including how the members of our Board will change over time. The Company's retirement policy for non-employee Directors in the Corporate Governance Guidelines (the "Guidelines") provides that, except at the request of the Board of Directors, no non-employee Director may stand for re-election to the Board after reaching age 75. As of the Record Date, the average age of our Board of Directors nominees was approximately 60, with age diversity ranging from 40 to 72. Although the Company's Guidelines do not include an express tenure limitation, the Corporate Governance and Nominating Committee does aim to strike an appropriate balance between the deep expertise and knowledge that comes from longer-term service and the new experiences, perspectives and energy that can be provided with additions to the Board. In the last five years, the Board has added five new independent Directors and has had four tenured Directors retire[1]. As of the Record Date, the average tenure of our Board of Directors nominees was approximately 6 years. The average tenure of Newmont's Board reflects the commitment of our Directors to Board refreshment and to seek balance in the Boardroom.

(1) Includes new Director nominee, René Médori, and April 2018 retirement of Vincent Calarco.

PROXY ACCESS

In 2016, the Board amended and restated the Company's By-Laws to implement a "proxy access" by-law:

A stockholder, or a group of up to 20 stockholders **3%** for **3 years** owning 3% or more of the Company's outstanding common stock continuously for at least three (3) years	The stockholder or group may nominate and include in the Company's proxy materials directors constituting up to the greater of **2 members** or **20%** of the Board	Provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws

Our By-Laws are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

COMMUNICATIONS WITH STOCKHOLDERS OR INTERESTED PARTIES

The Company values your feedback. Any stockholder or interested party who desires to contact the Company's Chair, the non-management directors as a group or the other members of the Board of Directors may do so by writing to the Corporate Secretary (attention: Logan Hennessey), Newmont Mining Corporation, at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA. Any such communication should state the number of shares owned, if applicable. The Secretary will forward to the Chair any such communication addressed to the Chair, the non-employee Directors as a group or to the Board of Directors generally, and will forward such communication to other Board members, as appropriate, provided that such communication addresses a legitimate business issue. Any communication relating to accounting, auditing or fraud will be forwarded immediately to the Chair of the Audit Committee.

CODE OF CONDUCT

Newmont's Code of Conduct (the "Code") publicly sets out the high standards of conduct expected of all of our Directors, employees and officers (including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and other persons performing financial reporting functions), as well as by our partners, vendors and contractors when they are working with us or on our behalf. The Code, which has been adopted by Newmont's Board of Directors, sets out Newmont's basic standards for ethical and legal behavior. The Code is available on our website at http://www.newmont.com/about-us/governance-and-ethics/code-of-conduct-and-policies/. The Code is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) full, fair, accurate, timely and understandable disclosures; (c) compliance with laws, rules and regulations; (d) prompt internal reporting of Code violations; and (e) accountability for adherence to the Code. Newmont will post on its website a description of any amendment to the Code and any waiver, including any implicit waiver, by Newmont of a provision of the Code to a Director or executive officer (including senior financial officers), the name of the person to whom the waiver was granted and the date of the waiver.

RELATED PERSON TRANSACTIONS

The Board has adopted written policies and procedures for approving related person transactions. Any transaction with a related person, other than transactions available to all employees generally or involving aggregate amounts of less than $120,000, must be approved or ratified by the Audit Committee, the Leadership Development and Compensation Committee for compensation matters, or disinterested members of the Board. The policies apply to all executive officers, Directors and their family members and entities in which any of these individuals has a substantial ownership interest or control.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Leadership Development and Compensation Committee who served during the last fiscal year (whose names appear below under "Report of the Leadership Development and Compensation Committee on Executive Compensation") is, or has ever been, an officer or employee of the Company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the Company served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our Board or our Leadership Development and Compensation Committee.

REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Leadership Development and Compensation Committee of the Board of Directors (the "LDCC") is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries, and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The LDCC has adopted a Charter that describes its responsibilities in detail, and the LDCC and Board review and assess the adequacy of the Charter on a regular basis. The LDCC has the responsibility of taking the leadership role with respect to the Board's responsibilities relating to compensation of the Company's key employees, including the Chief Executive Officer, the Chief Financial Officer and the other executive officers. Additional information about the LDCC's role in corporate governance can be found in the LDCC's Charter, available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

The LDCC has reviewed and discussed with management the Company's Compensation Discussion and Analysis section of this Proxy Statement. Based on such review and discussions, the LDCC has recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2017.

Submitted by the following members of the LDCC of the Board of Directors:

Veronica M. Hagen, Chair
Gregory H. Boyce
Vincent A. Calarco
Jane Nelson

PROPOSAL NO. 2 — TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") enacted in 2010, an advisory vote on the frequency of stockholders votes on executive compensation was conducted in connection with the 2011 and 2017 Annual Meetings of Stockholders. The Board recommended, and our stockholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, we are asking stockholders to approve on an advisory basis, the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis," the compensation tables and related narrative discussion included in this Proxy Statement. This Proposal No. 2, commonly known as a "Say on Pay" proposal, gives stockholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2017 executive compensation programs and policies and the compensation paid to the Named Executive Officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers as described in this Proxy Statement.

This proposal allows our stockholders to express their opinions regarding the decisions of the Leadership Development and Compensation Committee (the "LDCC") on the prior year's annual compensation to the Named Executive Officers. Because your vote on this proposal is advisory, it will not be binding on us, the Board or the LDCC. However, your advisory vote will serve as an additional tool to guide the Board and the LDCC in continuing to improve the alignment of the Company's executive compensation programs with the interests of the Company and its stockholders, and is consistent with our commitment to high standards of corporate governance.

> **RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Act of 1933, as amended, including the "Compensation Discussion and Analysis," compensation tables and related-narrative discussion in this 2018 Proxy Statement, is hereby APPROVED.**

Approval of this proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on, and who vote for and against, the proposal.

Board of Directors Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the foregoing resolution for the reasons outlined below.

Before you vote, we urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on our executive compensation including the changes based upon stockholder feedback.

COMPENSATION DISCUSSION AND ANALYSIS





LETTER FROM THE CHAIR OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

DEAR STOCKHOLDERS,

As stated in the letter from our Chair, Noreen Doyle, the mission of Newmont's Board is to oversee the Company's efforts to create enduring value for stockholders, employees, and other stakeholders. This mission underlies the charter and directs the actions of the Leadership Development and Compensations Committee ("LDCC") on matters related to our most valued asset – our people. The LDCC's focus extends beyond compensation to ensure we take a holistic and integrated view of organizational performance – incorporating leadership, succession and diversity perspectives with thoughtful compensation planning to support long-term, sustainable results. I want to take the opportunity to provide additional insight into the work of the LDCC and in particular, our response to the 2017 Advisory Vote on Executive Compensation ("Say on Pay").

OUR PROCESS

The LDCC invests a significant amount of time each year to ensure executive compensation programs are designed to effectively link the actions of our executives to business outcomes that drive value creation for stockholders. Shortly after our annual stockholder meeting, we hold a separate full-day planning session dedicated to reviewing feedback and results from our annual stockholder outreach and Say on Pay proposal. With this, and within the context of the business strategy and objectives, we identify areas for improvement – which may include changes to plan design, refined review process, and/or opportunities to improve communications given our focus on transparency. These topics are reviewed during the year with the support of external advisors, management, and other advisory services. This process enables us to thoughtfully design a program that supports our priorities and is structured to reflect the key value drivers across the mining cycle.

In addition, at the end of each year, the LDCC holds a separate day-long meeting to review individual and Company performance. This provides the opportunity to receive fulsome information and contemplate results in advance of determining performance and pay for the leadership team at a subsequent meeting. The review incorporates a holistic view of business performance, leadership responsibilities - including team development, succession planning, and leading with our values – as well as individual performance on the objectives approved by the LDCC at the beginning of the year. While this meeting serves as a capstone in our annual cycle, it is informed by in-person discussions with leaders from Newmont's operations and business functions which begin each of our meetings throughout the year. The discussions focus on an assessment of their teams, talent planning, and progress in support of our inclusion and diversity objectives, all of which we believe are foundational to achieving sustainable, industry-leading performance.

OUR VIEW OF EXECUTIVE COMPENSATION

We believe that executive compensation is a meaningful tool to communicate, align and reinforce business priorities that support our stockholders' interests. We also believe it is an important element in the attraction, retention and recognition of our leadership and key talent – which we see as our competitive advantage. In designing an effective structure, we are guided by the following principles:

PAY FOR PERFORMANCE

Ensuring pay is aligned with a balanced view of performance, supporting stockholders' interests for sustainable results. In doing so, we aim to incorporate leadership priorities related to strategy, execution, and delivering results in conjunction with a full view of the mining cycle from social reputation, pipeline of future projects, value to stockholders and market returns. We review results on a forward-looking and retroactive basis to ensure pay correlates in times of positive performance as well as when we have fallen short of our objectives *(this alignment is displayed in our realized pay results in the executive summary to the CD&A)*.

APPROPRIATE PAY LEVELS

Ensuring targets are reasonable for the position, performance and market context, and remain competitive to attract and retain key talent. We reference the median of our market, but may adjust targets in order to recognize performance, experience, leadership, and/or scope of position.

GOVERNANCE

We regularly review our programs with an independent external advisor to ensure they appropriately support performance and manage risk. This is in part covered through our balanced incentive design – our plans manage risk by not over-emphasizing one aspect of the mining or value cycle at the cost of another. In addition, programs are designed with reasonable caps and clawbacks, and as discussed below, additional leading practice governance features have been added for 2018.

SAY ON PAY FOR 2017

Newmont has historically realized strong support from our stockholders and governance advisory services, averaging ninety-four percent prior to 2017. However, we are mindful that we did not meet expectations regarding our Say on Pay vote last year - our proposal received sixty-seven percent support which was viewed as a signal by the LDCC that additional outreach and program reviews were needed. Based on this, we completed a comprehensive review of our compensation programs by working with management, consulting with external compensation advisors, and incorporating feedback from our stockholders, leading to thoughtful changes to our plans. We believe this results in an even stronger compensation program.

Highlights of the changes for 2017 and 2018 include:

CHANGES FOR 2017:

- Excise tax gross-up under a change of control removed for all Officers and future Officer benefit reduced to 2x;
- No increase in CEO pay target in 2017;
- Key metrics measured on a "per share" basis in response to stockholder input; and
- Removed the death benefit for Officers and replaced it with a revised term life plan for U.S. employees.

CHANGES FOR 2018:

- Revised the design of Performance Leveraged Stock Units to focus on relative TSR, implemented caps on maximum value and on the payout in the event of negative TSR, and increased the performance required for an on-target payout;
- Incorporated capital efficiency – Return on Capital Employed (ROCE) into our performance incentives; and
- Increased share ownership guidelines for the CEO to 6x base salary.

While we engage stockholders and solicit feedback as a key element of our annual governance process, an increased level of engagement was conducted in connection with the design for 2018 to ensure the changes addressed the priorities of our stockholders.

The CD&A that follows provides further details about our philosophies, process and programs for 2017 as well as the changes for 2018. It also further highlights our engagement with stockholders which helped shape our design and decisions. I thank you for your support in this and coming years.

Veronica Hagen
Chair, Leadership Development and
Compensation Committee

EXECUTIVE SUMMARY

SAY ON PAY RESULTS AND OUR STOCKHOLDER ENGAGEMENT

In 2017, our "Say on Pay" proposal received 67% support; we fell well below our expectations and our historically strong support of 94% (average of 2012-2016). The LDCC and management viewed this as a signal that additional stockholder outreach and program reviews were needed. Stockholder engagement is ongoing at Newmont - following the 2017 Say on Pay result, we initiated an even greater level of engagement to ensure stockholder interests are incorporated into our planning process and that what we heard was appropriately represented in changes made for 2017 and 2018.

During 2017 and into early 2018, we conducted a robust program review and stockholder engagement process which was a standing topic at each of the LDCC's meetings through the year. An overview of our approach and how we responded is provided below.

ASSESSMENT AND ENGAGEMENT PROCESS

Following is a summary of the process and actions taken during the course of 2017 to address feedback and the vote result:

DESIGN PROCESS	ACTIVITIES COMPLETED/ONGOING
1 INPUT	• Reviewed feedback from 2016/2017 stockholder engagement cycle and Say on Pay result, as well as advisory service reports • Based on the feedback, assessed plan structure and performance against plans, as well as alignment with future business objectives
2 DESIGN	• Conducted separate strategy and planning session with the LDCC Chair to review feedback and identify key areas to address • Discussed engagement and design alternatives with the LDCC at each meeting throughout the year • Developed design changes based upon stockholder feedback and in conjunction with business strategy
3 CONFIRM	• Conducted outreach program with stockholders to discuss proposed changes and solicit feedback to ensure alignment • Engaged with governance organizations for additional input • Ongoing opportunity for investor feedback on executive compensation through planned Investor Relations meetings
4 FINALIZE	• Finalization of executive compensation program changes with the LDCC, incorporating final feedback from stockholder engagement • Incorporated engagement results into our disclosure for the 2018 proxy season

2017 STOCKHOLDER ENGAGEMENT

2017 STOCKHOLDER OUTREACH

Our outreach included **26 firms**, representing **57% of shares owned** *(as of December 31, 2017)*



57%

44% We met with 13 firms to discuss governance and executive compensation (44% of shares owned)

13% 13 firms either confirmed that they had no concerns/did not require a meeting, or did not respond (13% of shares owned)

COMPANY PARTICIPANTS

Company participants for our stockholder engagement included the following to ensure access to key roles in the executive compensation planning process. Participation by the Chair of the LDCC was offered to all firms within our outreach and the Chair participated in all calls where requested.

- Chair, Leadership Development and Compensation Committee
- Executive Vice President and Chief Financial Officer
- Vice President, Investor Relations
- Vice President, Associate General Counsel and Corporate Secretary
- Vice President and Deputy General Counsel
- Vice President, Total Rewards

Key themes from this year's stockholder feedback considered in our design:

 Feedback Regarding the Prior Pay Program

- Prefer additional (or alternative) metrics in incentive plans, in particular, capital efficiency/return on capital
- Measure key metrics on a "per share" basis
- Monitor the level of CEO pay as increases year-over-year appear high (Summary Compensation Table values)
- Review plans to ensure sufficient rigor in target setting
- Ensure meaningful level of executive equity ownership
- Provide clear disclosure on the performance basis where one-time awards are provided
- Review change of control terms – ex., pay multiple if triggered
- Review of plan and disclosure for simplification; ensure all metrics used are priorities for management

NEWMONT'S RESPONSE - KEY CHANGES TO OUR COMPENSATION PROGRAM

Following a comprehensive review process with management, the LDCC and with various external stakeholders including stockholders, independent advisors and other governance groups, the following changes have been adopted to improve alignment with business objectives and address input from our stockholders:

What We Heard		What We Did
Program	Feedback	Program Changes for 2017 and 2018
LTI Programs: Performance Leveraged Stock Unit (PSU)	▪ Performance rigor - concern with PSU payout schedule for flat TSR performance	✔ Revised PSU relative TSR funding to **require above-median performance for target payout and removed the stock price performance multiplier** (effective 2018)
		✔ Incorporated best-practice features of a "**negative TSR cap**" and a "**maximum value cap**" for PSU (effective 2018)
Restricted Stock Units		✔ **RSU Post-retirement vesting** enhanced for minority portion of equity to **support "carried interest" and retention** (effective 2018)
Performance Metrics	▪ Prefer Capital Efficiency and Per Share Metrics	✔ **Incorporating ROCE** in the annual bonus plan to reinforce focus on capital efficiency (effective 2018)
		✔ **EBITDA and Reserves** (two key comparative metrics) **measured on a "Per Share" basis**
Change of Control	▪ Legacy excise tax gross up ▪ Severance benefit multiple	✔ Excise tax **gross-up removed for all Officers** ✔ **Future Officer pay multiple lowered to 2x pay**
Pay Adjustments	▪ Concern with increase in CEO target pay for 2016	✔ **No increase for 2017 and 2018**
		✔ Continue to monitor pay relative to market and performance
		✔ Continue to clarify projected versus actual value
		✔ *Communicated that initial pay upon appointment was set below market and the prior CEO's pay; increase provided in 2016 after viewing multiple years of performance*
Share Ownership Guidelines	▪ Significant ownership preferred	✔ **Increased CEO share ownership guideline to 6x base salary**
Officer's Death Benefit	▪ Perquisite - not prevalent market practice	✔ Discontinued officer's death benefit and increased maximum on voluntary term life for all eligible employees
One-time awards	▪ Not prevalent practice, requires additional disclosure	✔ One-time awards occur infrequently; performance rigor and disclosure will be enhanced if used

The proposed program changes were reviewed during our stockholder outreach and were met with a positive response; themes of the stockholder feedback included:

▪ Appreciated the responsiveness to stockholders; apparent that concerns have been considered by the Board of Directors and management;
▪ Supportive of the changes noted;
▪ Addressed biggest concerns;
▪ Continue to be clear on how programs support long-term performance.

BUSINESS RESULTS IN 2017

Newmont continued its steady trajectory of improving operational, financial and social performance in 2017, and built a stronger base for long-term value creation. The results for 2017 stem from the commitment to execute against our purpose and proven strategy. These results are reflected in our executive compensation for 2017. Following are the key performance highlights and an overview of executive compensation for 2017.

HIGHLIGHTS - OPERATING PERFORMANCE, RETURNS AND FUTURE PIPELINE

For 2017, **Net Income from Continuing Operations** attributable to stockholders was **$(60M)**, an **improvement of $160M** vs. the prior year. Our 2017 results were impacted by changes in U.S. tax legislation. **Adjusted Net Income*** was **$780M, an increase of 26%** over the prior year. Additional results related to our strategic priorities include:

ADJUSTED EBITDA*	RETURN ON CAPITAL EMPLOYED (ROCE)*	GOLD RESERVES ADDED	TOTAL SHAREHOLDER RETURN (TSR)
$2.7B	**10.7%**	**6.4Moz**	**10%**
Up 12% year-over-year; improved free cash flow* by 88% to $1.5B	An improvement of 2.8 points over the prior year	Replaced depletion	Top quartile performance; highest market cap in the gold sector

* Non-GAAP measures; for a reconciliation to the nearest GAAP measure, see Annex A.

EXECUTING THE STRATEGY - RESULTS SUPPORT LONG-TERM, SUSTAINABLE PERFORMANCE

Deliver superior operational execution 1

- Lowered injury rates by 49% since 2012 and experienced no fatalities or serious injuries in 2017
- Increased attributable production by 8% to 5.3Moz over the prior year
- Continued to improve efficiency and delivered significant improvements through our Full Potential program
- Completed digital assessments to invest in technologies for value and viability

Sustain global portfolio of long-life assets 2

- Completed the first year of production at our two newest mines
- Executed 5 expansion projects to extend profitable production
- Progressed expansion of existing mines across 4 continents
- Advanced exploration agreements in Canada, French Guiana, Colombia and Chile

Lead sector in profitability & responsibility 3

- Strengthened the balance sheet with cash of $3.3B; reduced net debt to $0.8B
- Returned $134M in dividends to stockholders, up 100% over 2016
- Named mining's sustainability leader by the Dow Jones Sustainability Index for the 3rd year running
- Named one of *FORTUNE* magazine's most admired companies for 2017

2017 CEO COMPENSATION SNAPSHOT

The table below illustrates Mr. Goldberg's salary, bonus and stock compensation for 2017 on a Summary Compensation Table-equivalent approach[1] and on an "on-target" approach[2]. Mr. Goldberg's pay is based on a balanced program that reflects the mining business cycle and focuses on measures that drive value for our stockholders.

Details of executive pay and performance alignment are provided on the following page as well as in the summary of each program within the Compensation Discussion & Analysis.

CEO Pay Summary	Annual Salary	Annual Incentives Total Bonus	Long-Term Incentives Total Stock Awards	Total Compensation
2017 Summary Compensation Table-Equivalent CEO Compensation[1]	$1,300,000	$2,523,690	$ 9,119,464	$ 12,943,154
2016 Summary Compensation Table-Equivalent CEO Compensation	$ 1,270,742	$2,704,393	$11,778,961	$ 15,754,096
2017 CEO "on-target" compensation[2]	$1,300,000	$1,950,000	$ 7,150,000	$ 10,400,000
2016 CEO "on-target" compensation	$1,300,000	$1,950,000	$ 7,150,000	$ 10,400,000

This table is not intended to supersede the Summary Compensation Table information on page 84 of this proxy statement, but provides a summary on the primary pay components.

(1) Reflects actual salary and bonus paid; long-term incentives reflect the projected accounting value as prescribed for reporting in the Summary Compensation Table. Excludes Change in Pension Value and All Other Compensation.

(2) "On-target" compensation reflects the pay level as determined by the Board of Directors before incentive plan performance. Mr. Goldberg's on-target pay remained unchanged for 2017; at the time of the filing of this Proxy Statement, the Board of Directors has also determined that on-target pay will remain unchanged for 2018 as it is deemed to be competitive within the parameters used to assess pay.

PERFORMANCE AND PAY ALIGNMENT

EXECUTIVE PAY ALIGNS WITH PERFORMANCE OVER THE SHORT- AND LONG-TERM

As the commodity markets, and specifically gold price, vary over time, we review the performance elements of our compensation programs on a "plan" and "realized pay" basis to understand if they are reflecting business results over the near and long-term. Considering operating and market performance over this period, we believe the compensation structure, with refinements made over time, operated effectively and will be further enhanced by the changes in 2017 and 2018.

2017 CEO PAY AND PLAN PERFORMANCE SUMMARY

As noted in the "Key Performance Results" above, Newmont improved year-over-year performance and successfully executed against plan targets which is reflected in the results of the compensation programs for 2017. The following chart summarizes performance for 2017 on a percent-of-plan basis to indicate how plan structure and targets align with overall performance.



TOTAL PLAN PAYOUT AS A % OF TARGET: 151%

Salary: No change for 2017
- *Deemed competitively positioned based on performance and market*

Strategic Objectives (SO): 115%
- *Executed strategic objectives supporting operating, financial and market results as summarized on page 74*

Company Performance Bonus (CPB): 136%
- *Exceeded plan on all metrics except safety; year-over-year performance improvement on earnings and growth measures*

Restricted Stock Units (RSU): 100%
- *100%; awarded on an "on-target" basis*

Performance Stock Units (PSU): 200%
- *83% increase in stock price over the performance period and top quartile (91st percentile) TSR*

2014-2017 CEO REALIZED PAY AND PERFORMANCE SUMMARY

The following illustrates the relationship between performance and realized pay[1] over Mr. Goldberg's tenure as CEO (Mr. Goldberg was named CEO in March of 2013; this review excludes partial years). The review shows pay earned over the period compared with stockholder return for the same period. Average CEO pay during the four years from 2014-2017 was 143% of target pay versus a stock price increase of 67% over the same period.



LONG-TERM REALIZED PAY ALIGNS WITH PERFORMANCE

- 88 percent of CEO pay is tied to performance measures – aligned with stockholder returns in years of decreasing or increasing market performance
- Top quartile industry performance supported by above-target performance on strategic and operating objectives from 2014 to 2017
- Total realized pay for the period was **43 percent** above target; stock price increased **67 percent** over the same time frame

(1) "Realized Pay" includes actual salary paid, actual bonus earned for the performance period, restricted stock units that vested in 2017, and performance stock units earned and to be paid for the performance period ending in 2017. Stock compensation valued as of December 29, 2017, closing price of $37.52.

OVERVIEW OF NEWMONT'S COMPENSATION STRUCTURE

BALANCED PROGRAM TO SUPPORT STRATEGY, SUSTAINABILITY AND PROFITABLE GROWTH

Mining is a long-term business with commitments and investments that can span decades through various commodity cycles and other macroeconomic events. To address this, we have developed a balanced program that reflects the mining business cycle and focuses on measures that drive value for our stockholders.

ANNUAL INCENTIVE MEASURES – MINING CYCLE AND VALUE CREATION

- Strategic objectives: strategic, social, and leadership priorities
- Operating, financial, environmental and social objectives:

HEALTH & SAFETY
Culture of zero harm; industry leading health & safety performance

EXPLORATION
Reserves and Resources provide the pipeline for sustainable growth

PROJECT EXECUTION
Develop operations and improvements for our most promising assets; efficient allocation of capital

OPERATING COST
Focus on lowering operating costs and improving efficiency to achieve our full potential

EARNINGS
Theme of "value over volume"; generate cash to fund projects, dividends, debt reduction

SUSTAINABILITY
Leading environmental, social and governance performance aligning with society's expectations and our values

LONG-TERM INCENTIVES – SHARE PRICE PERFORMANCE AND RELATIVE TOTAL SHAREHOLDER RETURN (TSR) VERSUS GOLD COMPETITORS

- Executing strategic and operating objectives supports long-term value creation and superior share price performance;
- Relative TSR supports the goal to deliver top quartile performance within the gold sector

PORTFOLIO OF LEADERSHIP MEASURES

Newmont's compensation program is designed to focus management's efforts and reward for results in areas where they have the most influence on driving business performance, as well as to motivate and retain leadership through various economic and commodity price cycles. We believe this approach aligns the incentive structure with business objectives that support providing long-term performance gains for our stockholders.

To promote long-term performance and sustainability as well as manage risk, the Company utilizes a comprehensive performance-based compensation structure with an appropriate balance of operational, financial and share price incentives that incorporate annual and long-term, absolute and relative, and Company and individual performance.

EXECUTIVE STRUCTURE AND 2017 TARGET PAY MIX



PAY MIX (CEO % SHOWN)			OBJECTIVES & ALIGNMENT
Restricted Stock Units	23%	Stock Price Performance	▪Value varies with NEM performance ▪Retention component
Performance Stock Units	46%	Relative Stock Performance	Long-term incentive to outperform gold competitors: ▪Absolute share price performance ▪Relative TSR performance
		Operating Performance Growth Pipeline/ Sustainability	▪Safety, Cash Earnings (EBITDA), Cost ▪Projects, Reserves and Resources ▪Sustainability and External Relations
Corporate Performance Bonus	13%	Leadership Measures	▪Individual objectives (with defined targets) ▪Leadership Pipeline results
Personal Objectives	6%		
Base Salary	12%	Base Salary	▪Adjusted for performance, scope ▪Market rate

— Plans align and build to drive business performance —

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

NEWMONT'S EXECUTIVE COMPENSATION PHILOSOPHY AND PRINCIPLES FOR SUCCESS

1 **Pay for performance**

2 **Set the right objectives**

3 **Clear and focused program design**

4 **Open and transparent engagement with stakeholders**

PHILOSOPHY AND PRINCIPLES

Newmont's executive compensation programs are designed to effectively link the actions of our executives to business outcomes that drive value creation for stockholders. In designing these programs, we are guided by the following principles:

- **Maintaining a clear link between the achievement of business goals and compensation payout.** We believe that:
  - Officers should be evaluated and paid based on performance that leads to long-term success and relative stock price improvement; and
  - Officer compensation programs can be an effective means of driving the behavior to accomplish our objectives, but only if each executive clearly understands how achievement of predetermined business goals influences his or her compensation.
- **Selecting the right performance measures.** Equally important is the selection of those performance measures which need to be measurable and linked to increased stockholder value driving Newmont's short- and long-term success.
- **Sharing information and encouraging feedback.** Focused and clear program design supports transparency for our stockholders. It is important for stockholders to understand the basis for our Officers' compensation, as this provides stockholders insight into our goals, direction and the manner in which resources are being used to increase stockholder value. We invite stockholder input and actively engage stockholders in matters related to Newmont's executive compensation programs. Transparency and open disclosure are core components of Newmont's values.

ALIGNMENT WITH BUSINESS OBJECTIVES AND OUR INDUSTRY

Our structure incorporates a balanced approach in aligning interests of management with the long-term interests of stockholders. This includes:

- Incorporating key executive accountabilities, including strategy, execution and delivery of results;
- Emphasizing performance-based "at-risk" compensation, based on operational, financial and share price performance;
- Representing the mining cycle from discovery to reclamation and the leading indicators that support social goals, and enable safe and sustainable operations.

Through our Personal Bonus (strategic initiatives), Corporate Performance Bonus (financial and operating execution), and our Performance and Restricted Stock Units (results), our program aims to reflect a holistic view of leadership performance, as well as support and communicate the specific elements that drive long-term value in our business.

Further, we recognize that within the commodities industry, the stock price is influenced by factors outside of the control of the Company. Our balanced approach means that management needs to achieve specific performance results to earn the incentives, even in periods of positive commodity price movement, and that the equity package continues to motivate performance in down-cycles, as the stock and restricted stock units continue to retain value and have motivational impact even when commodity prices are falling. Our stock-based incentives ensure that the highest rewards will only occur with an increasing stock price and performance that exceeds the median of the Company's gold mining peers.

EXECUTIVE PAY DESIGN CONSTRUCT



Strategy **1**	Execution **2**	Results **3**
Strategic Objectives	Operating, Growth & Return Measures	Long-Term Value Creation
↓	↓	↓
Personal Objectives Bonus	**Corporate Performance Bonus**	**Performance and Restricted Stock Units**

FOUNDATIONAL EXECUTIVE COMPENSATION PRACTICES

The following policies and practices highlight foundational elements of our compensation governance model that support sustainable business results and strong governance, as well as align with stockholder interests:

Best Practice Features of Our Program

- ✔ Market Competitive Stock Ownership Requirements — 6x base salary for the CEO
- ✔ Well-managed "Burn Rate" — below 1%
- ✔ Appropriate vesting terms — standard awards with at least a three-year vesting cycle
- ✔ Compensation clawback provision
- ✔ Policy prohibiting hedging, pledging and margins
- ✔ No repricing of options
- ✔ Double-trigger change of control provisions
- ✔ No excise tax gross-ups for Officers in the event of a change of control
- ✔ Change of Control severance benefit multiple for future Officers lowered to 2x
- ✔ Committee Operating and Governance Model
- ✔ Succession Planning Reviews completed beyond CEO staff
- ✔ Death benefit for Officers removed in 2017 and replaced with term-life plan for all employees
- ✔ Performance Stock plan is aligned to stockholder experience

- ✔ Regular Committee Charter Review
- ✔ Risk Management Review of Executive Compensation completed by an independent third party
- ✔ Independent Committee Advisor
- ✔ Audit of Incentive Plan Processes, Results and Payments
- ✔ Regular engagement with stockholders to discuss governance and executive compensation
- ✔ No Employment Agreements
- ✔ Annual Say on Pay vote
- ✔ Regular Executive Sessions
- ✔ Annual Executive Compensation Strategy meeting with the Committee — review stockholder/Say on Pay feedback and potential plan improvements
- ✔ Talent, Global Inclusion and Diversity Reviews — serve as input for succession and compensation planning
- ✔ Annual Benefits review covering Health, Welfare and Retirement

MIX OF EXECUTIVE PAY ELEMENTS

A significant portion of our executive compensation is performance-based or "at-risk." Our CEO and other Officers have a higher percentage of at-risk compensation relative to other employees, as they have the greatest opportunity to influence Company performance. Stock-based long-term incentives represent the largest component of pay, to encourage sustained long-term performance and ensure alignment with stockholders' interests.

CEO MIX OF TARGET PAY


12%
Base Salary
19%
Short-term Incentive
88%
Pay "At-Risk"
69%
Long-term Incentive

OTHER OFFICER MIX OF TARGET PAY


20%
Base Salary
80%
Pay "At-Risk"
19%
Short-term Incentive
61%
Long-term Incentive

COMPONENTS OF TOTAL COMPENSATION

The components of total compensation emphasize performance-based rewards based on operational, financial, and share price performance. The executive compensation structure includes:


"At-Risk" Rewards
Base Salary
Corporate Performance Bonus
Personal Bonus
Performance Leveraged Stock Units
Restricted Stock Units
Reflects market rate, skills, experience
Rewards for annual performance
Rewards for long-term share price performance; performance relative to Gold Peers

Details of each of the components above are described on the following page, including the purpose or rationale for its selection, and the key features of the program.

PROGRAM DETAILS

		Performance elements that align with business objectives			
		Short Term Incentive Plan		Long Term Incentive Plan	
	Base Salary	Corporate Performance Bonus (70% of bonus)	Personal Bonus (30% of bonus)	Performance-Leveraged Stock Units (PSUs) (67% of LTI)	Restricted Stock Units (RSUs) (33% of LTI)
Reward Period	Ongoing	Annual performance		Long-term share price performance and share price performance relative to Gold Peers	
Time Horizon	Current	Short-term (one year)		Long-term (three years), plus ownership guidelines	
Purpose	Compensation for level of responsibility, experience, skill and sustained performance	Supports operating, financial, safety and sustainability performance, based on a balanced scorecard tied to the mining cycle	Rewards the achievement of strategic objectives designed to support current initiatives, long-term sustainability and Company performance	Incentive to outperform peer group stock price performance and to make Newmont the preferred gold stock, aligning with stockholder interests	Long-term stockholder alignment and employee retention
Key Features	Compensation, benchmarked to median range of peer group; can vary based upon performance, skill, experience, and scope	CPB EBITDA, cash sustaining cost, health and safety, project execution/cost, reserve and resource additions, sustainability	Award based on stated individual measures and objectives, which are calibrated by management and approved in advance of the performance period by the LDCC	Award based on absolute stock price growth and relative stock price performance against the PSU peer group, over three-year period, and settled in shares of Company stock	Minority portion (1/3 of total) of LTI value for senior executives, providing a strong retentive value and stock-price linkage for eligible employees
Delivery Vehicle	Cash	Cash	Cash	Stock	Stock
		"At-Risk" Rewards			

DEVELOPING OUR EXECUTIVE COMPENSATION PROGRAM

Newmont has a robust process to develop and assess executive pay. Each year the LDCC conducts a detailed analysis of executive compensation for determining:

Pay Process – Programs designed to align with the industry, business strategy and governance objectives

Pay Level – Pay levels aligned with scope, market, and weighted by the importance of each component

PROCESS FOR DETERMINING TARGET TOTAL COMPENSATION

The LDCC considers a variety of factors when determining compensation to ensure a comprehensive understanding of alignment to goals, reasonableness of pay, internal equity, pay-for-performance, and ability to attract and retain executive talent. The primary items considered when making executive compensation decisions include:

Factors	Purpose/Key Considerations
Market Information	To ensure reasonableness of pay relative to industry peers
Performance and Leadership	To understand important context, such as: experience, skills and scope of responsibilities, individual performance, and succession planning
Pay Mix	To ensure a significant majority of pay is "at-risk," consistent with philosophy and comparator group practices
Pay Equity	To understand whether internal pay differences are reasonable between executives and consistent with market practice
Total Compensation	To understand the purpose and amount of each pay component as well as the sum of all compensation elements in order to gauge the reasonableness and the total potential expense
Officer compensation versus Total Shareholder Return and other performance measures	To ensure that pay is aligned with stockholder experience and appropriate in the context of industry and market performance
Performance Sensitivity Analysis	To understand potential payments assuming various Company performance outcomes and understand how potential performance extremes are reflected in pay; a component of our compensation risk assessment

ROLES WITHIN THE REVIEW PROCESS

The LDCC meets on a regular basis with the Chief Executive Officer and representatives from the Company's Human Resources and Corporate Legal departments. The role of management is to provide the LDCC with perspectives on the business context and individual performance of our Officers to assist the LDCC in making its' decisions. The Company's Human Resources Department supports the LDCC by providing data and analyses on compensation levels and trends. In addition, external independent compensation experts consult with the LDCC regarding specific topics as further described in the following paragraph. An executive session, without management present, is held at the end of each LDCC meeting. The independent members of the Board of Directors make all decisions regarding the Chief Executive Officer's compensation in executive session, upon the recommendation of the LDCC. The LDCC Chair provides regular reports to the Board of Directors regarding actions and discussions at LDCC meetings.

INDEPENDENT COMPENSATION ADVISORS

The LDCC, which has the authority to retain special counsel and other experts, including compensation consultants, has engaged Frederic W. Cook & Co. ("Cook & Co.") to assist the LDCC with: (1) advice regarding trends in executive compensation, (2) independent review of management proposals, and (3) an independent review and recommendation on Chief Executive Officer compensation, as well as other items that come before the LDCC. Cook & Co. has reviewed the compensation philosophy, objectives, strategy, benchmark analyses and recommendations regarding Officer compensation.

During 2017, Cook & Co. participated in all LDCC meetings and advised the LDCC with respect to compensation trends and best practices, incentive plan design, competitive pay levels, our proxy disclosure, and individual pay decisions for our Named Executive Officers and other executive officers. While Cook & Co. regularly consults with management in performing work requested by the LDCC, Cook & Co. did not perform any separate additional services for management. The LDCC meets privately with the independent compensation consultant to review the compensation recommendations for the CEO and other Officers. Final decisions on compensation for the Named Executive Officers are made solely by the LDCC. The LDCC has assessed the independence of Cook & Co. pursuant to applicable SEC rules and concluded that no conflict of interest exists that would prevent Cook & Co. from independently representing the LDCC.

POSITIONING OF PAY RELATIVE TO PEERS

The LDCC determined that the appropriate market reference is a median range, and that compensation position may be above or below the median range depending on the Company's performance and other factors as described above. We do not formally target total compensation, or any specific element of compensation to a specific percentile of the peer group. Instead, the market data is used to provide a competitive range of pay levels and to obtain a general understanding of current compensation practices in our industry and related industries.

PEER GROUP DETERMINATION

We strive to compensate our employees, including our Officers, competitively relative to industry peers. The LDCC regularly evaluates Newmont's peer group with the aid of its independent consultant, Cook & Co., and with input from management.

When reviewing the appropriateness of a peer group, the LDCC's analysis includes a review of information regarding each potential peer company's industry, complexity of their business and organizational size, including revenue – generally targeting between one-third and three-times Newmont's revenue, net income, total assets, market capitalization and number of employees. This approach ensures a reasonable basis of comparison. Newmont reviews its ranking within the peer group to ensure it is consistent with benchmarking standards and generally ranks at or near the median on these key scope metrics.

For 2017 compensation planning, the LDCC completed a comprehensive review of the peer group to ensure the reference companies continue to represent a valid point of comparison based on the industry and Newmont's business model. Given this, the peer group is weighted towards Newmont's core business of mining (gold and global diversified companies, in particular).

NEWMONT PERCENTILE RANK vs. 2017 PEER GROUP[1]



(1) Trailing Twelve Month (TTM) data are Q4 2016 and Q1-Q3 2017 for Canadian Natural Resources. TTM data for Newmont and remaining peers are for fiscal year ending 12/31/2017.

Newmont's peer group may differ from the peer groups used by proxy advisory services, but all external peer groups are considered when evaluating the group over time. The LDCC believes Newmont's peer group appropriately represents the relevant industry comparators and companies where Newmont regularly competes for talent.

2017 COMPENSATION BENCHMARKING PEER GROUP

Alcoa Corporation	Freeport-McMoran Copper and Gold Inc.
Anadarko Petroleum Corporation (Added 2017)	Goldcorp Inc.
Anglo American	Kinross Gold Corporation
Apache Corporation	The Mosaic Company
Barrick Gold Corporation	Noble Energy, Inc.
Canadian Natural Resources Limited	Rio Tinto plc.
Devon Energy Corporation	Teck Resources Limited
EOG Resources, Inc.	United States Steel Corporation
First Quantum Minerals Ltd.	Vulcan Materials Company (Added 2017)

Consol Energy and Peabody Energy were removed for 2017.

2017 COMPENSATION FOR NAMED EXECUTIVE OFFICERS

In determining pay for each Officer, the LDCC takes a holistic approach to understand performance of the leadership team in areas such as developing and executing on the strategy, delivering results to stockholders through performance on operating, financial and social objectives, and achieving leadership expectations. While the amount of compensation may differ among our Officers, the compensation policies are generally the same for each of our Officers, including our Chief Executive Officer. In this section, we provide a summary of the Company performance results as well as the achievements for each of our Named Executive Officers which the LDCC considers in determining the Personal Bonus (described later in this section) and is one factor in determining the target compensation level for the subsequent year.

Discussed in this section are the following Named Executive Officers for 2017:

    

GARY GOLDBERG
President and Chief Executive Officer
Since 2013

NANCY BUESE
Executive Vice President and Chief Financial Officer
Since 2016

RANDY ENGEL
Executive Vice President, Strategic Development
Since 2008

STEPHEN GOTTESFELD
Executive Vice President and General Counsel
Since 2013

THOMAS PALMER
Executive Vice President and Chief Operating Officer
Since 2016

COMPANY AND INDIVIDUAL RESULTS

COMPONENTS OF OUR COMPENSATION PROGRAM

1 **Base Salary**

2 **Annual Incentive Compensation**

3 **Long-Term Incentive Compensation**

BASE SALARY AND TARGET TOTAL DIRECT COMPENSATION

The LDCC considered the compensation levels of comparable positions in the market to help determine a reasonable base salary and total compensation range, but also considered individual performance, tenure and experience, overall Company performance, individual historical compensation and input from other Board members. While the LDCC has not adopted a policy with regard to the internal relationship of compensation among the Named Executive Officer or other employees, this relationship is reviewed and discussed when the LDCC determines total compensation for our Officers.

Based upon a review of the elements noted above, the LDCC determined the salary and target pay for most of the individuals was competitive to pay benchmarks, and with the exception of Mr. Gottesfeld and Mr. Palmer, no increases were provided for 2017. Based upon market position, demonstrated results and role within the executive leadership team, salary and target total compensation for Mr. Gottesfeld increased 2.9% for 2017. Mr. Palmer's short-term incentive target for his prior role was 75% and was adjusted to 125% of base salary commensurate with his new role of Chief Operating Officer for 2017 forward, resulting in an overall increase of 9.5% of target total direct compensation.

2017 SALARY AND TARGET COMPENSATION

Name	Base Salary	Target Short-Term Incentives		Target Long-Term Incentives		Target Total Direct Compensation	% Change from 2016 to 2017	
		% of Base Salary	Value	% of Base Salary	Value		Base Salary	Target Total Direct Compensation
Gary Goldberg	$1,300,000	150%	$1,950,000	550%	$7,150,000	$10,400,000	No change	No change
Nancy Buese	$ 675,000	100%	$ 675,000	350%	$2,362,500	$ 3,712,500	No change	No change
Randy Engel	$ 630,000	90%	$ 567,000	300%	$1,890,000	$ 3,087,000	No change	No change
Stephen Gottesfeld	$ 530,000	85%	$ 450,500	270%	$1,431,000	$ 2,411,500	2.9%	2.9%
Thomas Palmer	$ 750,000	125%	$ 937,500	350%	$2,625,000	$ 4,312,500	No change	9.5%

ANNUAL INCENTIVE COMPENSATION

Annual Incentive Compensation Program (AICP) Highlights:

- Corporate Performance Bonus (CPB) accounts for 70% of the total annual incentive opportunity;
- Personal Bonus accounts for 30% of the total annual incentive opportunity; and
- Settled in cash (subject to the compensation clawback policy).

ANNUAL INCENTIVE MIX

70%
Corporate Performance Bonus

- Awarded based on overall corporate performance results which include annual financial and operational targets based on key business objectives
- Payment opportunity ranges from 0-200% of target corporate performance



100%
Pay "At-Risk"

30%
Personal Bonus

- Individualized objectives for each Officer
- Incorporates the leadership areas of strategy, people and organizational development, safety, operational execution and efficiency, corporate sustainability and financial goals
- Payment opportunity ranges from 0-200% of target based on individual performance

CORPORATE PERFORMANCE BONUS (70% OF ANNUAL INCENTIVES)

Corporate Performance Bonus Highlights:

- Awarded based on overall corporate performance results which include safety, financial, operational, and sustainability targets based on key business objectives;
- Payment opportunity ranges from 0-200% of target corporate performance;
- Program updates for 2017 include a revision to Corporate Performance Bonus adjusted earnings before interest, taxes, depreciation and amortization (CPB EBITDA) and Reserves to be measured on a per-share basis, and for 2018, will add Return on Capital Employed (ROCE) in alignment with stockholder feedback and business objectives; and
- Performance against program resulted in an award of 136% of target payment for 2017.

The Corporate Performance Bonus provides an annual reward based on the measures defined in the following table and designed to balance short-term and long-term factors, business performance and successful investment in and development of Company assets. The LDCC reviews and approves the performance metrics and target levels of performance annually to ensure metrics are well aligned to deliver shareholder value. The amounts of 2017 Corporate Performance Bonuses earned by the Officers are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Update for 2018: Based on input from our stockholders, a new metric, ROCE, will be included in the Corporate Performance Bonus for the 2018 performance year. ROCE is an important measure in our business that indicates the profitability and efficiency of how our capital is deployed.

The Company's focus on safety, profitability, growth, and sustainability set the overall theme of the Corporate Performance Bonus program. The components of the 2017 Corporate Performance Bonus are as follows:

Component	What It Is	Why It Is Used	Summary of Results 2017
Health and Safety	Measures both leading and lagging indicators to ensure we continuously improve our health and safety results. It is Newmont's objective to have critical controls consistently applied at all times.	Safety is a core value at Newmont. The Health and Safety measures support the strategic objectives of developing a culture of zero harm and achieving industry leading health and safety performance.	Second consecutive year of zero fatalities; no serious injuries, however, our Total Recordable Injury Frequency Rate (TRIFR) was up slightly to 0.39. We implemented fatality risk standards and verified the effectiveness of associated critical controls. Installed fatigue monitors in more than 270 haul trucks and embedded safer driving behaviors.
CPB EBITDA	Measures pre-tax cash income or earnings from Newmont's operations. It also serves as a proxy for cash flow from operations as it excludes payments for income taxes and financing.	CPB EBITDA is an important profitability metric reflective of our financial operating results. It aligns with our focus on delivering value to shareholders.	We outperformed budget to deliver $2.5B in CPB EBITDA[1]. This supported the ability to reduce gross debt by $550M to $4.1B and improve our dividends for stockholders.
Cash Sustaining Cost	Measures the total production and early stage cost per gold equivalent ounce, including G&A, sustaining capital and other key operating expense items, excluding the impact of non-cash write-downs.	Cost is a key financial metric within employees' control and helps to ensure efficiency and accountability to support a value focus for production. Cost continues to be an important operating metric due to continued volatility in gold price and the mining industry.	2017 saw steady production delivered at lower costs, overcoming severe weather and geotechnical challenges. We exceeded Full Potential targets and achieved significant improvements.
Project Cost & Execution	Measures the progress of new key capital projects which are expected to add to Newmont's production portfolio in the short- to medium-term. Project cost versus budget and development stage advancement are used to measure progress during the year.	New projects are important for sustaining Newmont's business over the long-term as well as providing the opportunity to grow production capability.	Achieved commercial production at the Tanami Expansion Project – safely, on time and on budget. We invested and advanced a number of projects, including: Subika and Twin Undergrounds, Ahafo Mill and Tanami Expansions.
Reserves and Resources	Measures the reserves potentially available for future mining as well as the mineralization not yet proven to the level required for reserve reporting.	The Reserves and Resources metrics promote the long-term sustainability of the business; this includes discovery of new deposits and the successful completion of the work needed to report new deposits.	Reserve additions continue to be focused on value over volume; converting only what the operations need. We outperformed exploration targets and covered depletion to deliver 5.5Moz of gold reserves and 5.8Moz of gold resources.[2]
Sustainability	Measures Newmont's reputation, as well as achievement of key strategic Sustainability and External Relations objectives relating to access to land, resources and approvals.	Sustainability is a core value for Newmont. We are focused on delivering sustainable value for our people, stakeholders and host communities.	Newmont was named the mining industry's overall leader in sustainability by DJSI World for the third year in a row. Strengthened energy & climate change, tailings management and water stewardship standards.

(1) See definition and reconciliation on Annex A-1

(2) Total Reserve additions for 2017 are 6.4Moz. Corporate Performance Bonus results excludes additions from acquisitions and Turquoise Ridge joint venture. Total Resource additions for 2017 are 7.9Moz. Corporate Performance Bonus results exclude additions from acquisitions, gold price changes, reclassifications and Turquoise Ridge joint venture. See Annex A-2 for reconciliation and cautionary statement.

TARGET SETTING PROCESS AND CALCULATION OF CORPORATE PERFORMANCE BONUSES

The 2017 Corporate Performance Bonus targets were a mix of demanding financial, production, and growth objectives derived from the annual business planning process. It is the LDCC's perspective, validated by stakeholders, that the target should be challenging, yet achievable, and the 2017 targets were structured accordingly.

Using the annual business plan as the foundation for target setting, a rigorous process is completed annually to ensure the level of difficulty for the bonus plan targets and ranges are deemed to be reasonably challenging. Key components of the process include:



Set Targets	Develop Models	Analyze Results	LDCC Review
▪ Prior year results are reviewed ▪ Initial targets are established based on the approved annual business plan	▪ Statistical models are developed and analyzed based on historical performance ▪ Year-over-year changes for targets and actual results are reviewed for measures that are comparable	▪ Sensitivity analyses are performed to test various potential outcomes, for example, production, cost, and other operating considerations ▪ Potential individual and combinations of events are reviewed that result in various performance levels	▪ Leadership tests the assumptions used to determine operating performance ▪ Discussion includes appropriate performance improvement balanced by managing incenting excessive risk

Leveraging the above process, performance targets for the 2017 bonus program were thoroughly reviewed to ensure meaningful performance objectives were established.

Prior year targets and actual results are reviewed to further inform the level of rigor in the plan targets where measures are comparable. Due to the nature of mining cycles, there are situations where the level of rigor may appear to decrease, however, these may be due to such things as mine planning, divestitures and/or unforeseen weather or geological events.

For 2017, main comparable metrics and corresponding year-over-year targets generally increased, and include:

▪ Total Reportable Injury Frequency Rate: For 2017, the target was slightly higher due to already strong safety performance and implementation of new projects and operating sites

▪ CPB EBITDA: As a measure of earnings, the 2017 target exceeded the prior year target

▪ Cash Sustaining Cost per Gold Equivalent Ounce: As a measure of operating cost, the cost target was higher in 2017 in accordance with the mine plans in part due to additional costs required to access the ore bodies

▪ Reserves and Resources: For exploration, on average the target was higher for 2017; targets are affected by commodity price assumptions and other geologic and engineering factors

The structure and results of the Corporate Performance Bonus for 2017 are provided in the table below:

Component		Metrics		Weight	Performance Objectives			2017 Results		
					Min	Target	Max	Result	Outcome	Payout[1]
20% Health & Safety	Fatality risk management (leading)	Implementation[2]		4%	50%	100%	100%	100%	200%	8.0%
		Execution		4%	20%	65%	95%	99%	200%	8.0%
	Health risk management (leading)	Exposure reduction		4%	5%	10%	15%	14%	178%	7.1%
	Total injury rates (lagging)	TRIFR		8%	0.35	0.32	0.26	0.39	0%	0%
60% Operational Excellence	Value creation	EBITDA per share		30%	$ 2.58	$ 3.97	$ 5.35	$ 4.65	149%	44.7%
	Efficiency	Cash Sustaining Costs (CSC per GEO)[3]		30%	$ 1,033	$ 943	$ 825	$ 914	125%	37.4%
15% Growth	Project execution	Progress & Spend		8%	20%	100%	200%	—	130%	10.4%
		Project Advancement		2%	20%	100%	200%	—	81%	1.6%
	Exploration success	Reserves per 1,000 shares[4]		2.5%	1.9	4.5	11.7	10.4	181%	4.5%
		Resources[4]		2.5%	1.4	3.3	5.9	5.8	196%	4.9%
5% Sustainability & External Relations	Access (public targets)	Water strategy		1%	70%	80%	100%	158%	200%	2.0%
		Closure & reclamation		1%	80%	90%	100%	100%	200%	2.0%
		Complaints & Grievances		1%	95%	100%	100%	98%	92%	0.9%
	Reputation	Dow Jones Sustainability Index		2%	w/in 5% of industry leader			Leader	200%	4.0%
Total Result										**135.6%**

(1) Calculated by multiplying "Weighting" x "Performance Percentage."

(2) Fatality risk management implementation performance objectives for Min, Target and Max payouts is 50% implementation by end of Q4, 100% implementation by the end of Q4 and 100% implementation by the end of Q3 respectively. 2017 result is 100% implementation by the end of Q3.

(3) "GEO" is Gold Equivalent Ounce; determined by converting copper production into a gold equivalent.

(4) Reserves and Resources performance includes revisions.

Where the Company achieves its target performance for each of the metrics, the payout percentage for the Corporate Performance Bonus is 100%. If the minimum/threshold amounts are not achieved for a particular metric (the threshold), no Corporate Performance Bonus is payable for that metric. For performance between the threshold and maximum for any metric, the amount is prorated to result in a payout percentage between 20% and a maximum of 200%.

Newmont's operating performance for 2017 exceeded program targets and in most cases, prior year performance. In reviewing the performance results and corresponding bonus program payments, the LDCC also considered the business benefits of above-target performance relative to the resulting additional bonus (a form of return-on-investment, or "ROI,"). The benefit resulting from the above-target performance significantly exceeded the incremental bonus program funding; a summary of this is illustrated below:

Factor	2017 AICP Performance	Variance from Overall Target	Additional Funding Required[1] ($M)	ROI / Results of above Target Performance
Safety	116%	3.1%	$ 1.6	No Fatalities for second consecutive year, fully implemented new Fatality Risk Management Standards and substantially reduced exposure to airborne contaminates at 12 sites
CPB EBITDA	150%	15.1%	$ 7.3	$371M in additional earnings above adjusted 2017 business plan target
Cash Sustaining Costs	125%	7.4%	$ 3.7	Reduced CSC by $29 per GEO—total reduction of $145M in CSC from adjusted 2017 business plan target
Project Execution	120%	2.0%	$ 1.0	Five major projects on, or ahead of schedule completion, $14.6M under budget for projects that are ahead of schedule and Tanami Expansion Project moved to commercial production on schedule and $2.5M under budget
Reserves and Resources	189%	4.4%	$ 2.2	Reserve additions covered 2017 depletion and made 5.8Moz additions (AICP eligible) to Resources
Sustainability	178%	3.9%	$ 2.0	Third consecutive year as Industry Leader on the Dow Jones Sustainability Index and Exceeded Water Reduction/Utilization targets at 11 sites
Total Results	**135.6%**	**35.6%**	**$ 17.9**[2]	Over $530 Million in benefit; $17.9 Million additional bonus funding for all eligible employees

(1) Represents additional Company bonus funding above target for all bonus eligible employees; reflects corporate results applied to global population.

(2) Amounts may not total due to rounding.

CORPORATE PERFORMANCE BONUS CALCULATION

To calculate the Corporate Performance Bonus percentage for each of the Officers, the respective target percentage of eligible earnings (i.e., prorated salary) was multiplied by 135.6% to determine the actual value of the bonus. The amount of the Corporate Performance Bonus paid to the Officers is also reflected in the table following the Personal Bonus details.

Base Salary	x	CPB Target (70% of AICP)	x	CPB Result (135.6%)	=	CPB Payout

PERSONAL BONUS (30% OF ANNUAL INCENTIVES)

> **Personal Bonus Highlights:**
>
> - Incorporates the leadership areas of strategy, people and organizational development, safety, operational execution and efficiency, corporate sustainability and financial goals
> - Individualized personal objectives established for each Officer by the LDCC prior to the start of the performance cycle
> - Objectives may be single or multi-year
> - Objectives are pre-approved by the LDCC and the Committee receives a year-end performance assessment from the CEO
> - Payment opportunity ranges from 0-200% of target based on individual performance around objective results and reasoned business judgment of the LDCC

PURPOSE OF THE PERSONAL BONUS

The purpose of the Personal Bonus (shown in the Non-Equity Incentive Compensation Column of the Summary Compensation Table) is to align personal performance with key individualized objectives that will support the long-term sustainability and performance of the Company. The personal objectives encompass the broad spectrum of responsibilities inherent in senior leadership roles and, in some cases, may not have immediate or tangible measures. The Personal Bonus component of the executive compensation program provides for a well-rounded assessment of executive performance, resulting in an improved correlation of pay and performance. Specifically, the program serves to provide the ability to:

- Holistically consider performance against a broad set of strategic, operational, environmental, social, safety and financial business goals;
- Incentivize and reward efforts that may be difficult to quantify, but provide long-term stockholder value;
- Reward for timely adjustments to business dynamics not anticipated prior to the performance period;
- Consider the multitude of complex factors that can affect performance inside and outside of management's control for the purpose of assessing performance and providing appropriate compensation (such as economic cycles, market volatility, and fluctuations in commodities prices);
- Take an extended long-term perspective ensuring directional alignment of current performance with the vision of the organization's future;
- Control the potential risk of sub-optimized results due to a focus on set goals which may no longer be a key priority; and
- Differentiate awards based on a broad perspective of an individual's contribution to the Company.

DETERMINING THE PERSONAL BONUS

The Personal Bonus is not strictly formulaic given the difficulty in explicitly quantifying the aggregate performance. Accordingly, payments under this program are awarded based on results subject to the qualified business judgment of the LDCC. The LDCC can award payments out of a total bonus opportunity assigned to each Officer based upon such Officer's overall performance against annual objectives. The LDCC receives a year-end performance assessment and recommendation for each of the Officers (except for the Chief Executive Officer) from the Chief Executive Officer. For the Chief Executive Officer, the Board of Directors determines the Personal Bonus based on his performance against the stated objectives for the year, as well as other factors potentially not contemplated prior to the start of the year. While the Personal Bonus is based on pre-established and approved individual goals, they do not constitute performance measures that result in automatic payout levels. Instead, they provide a context for the Chief Executive Officer and LDCC to evaluate each Officer's performance and contributions to the Company's success when making the bonus payout determinations. Personal Bonus payout amounts are reflected in the Non-Equity Incentive Compensation column of the Summary Compensation Table.

While no single personal objective is either material to an understanding of the Company's compensation policies relating to the Personal Bonus program or dispositive in the LDCC's decisions regarding the specific payout levels, in determining the awards for 2017 the LDCC considered the accomplishments as described below for each Named Executive Officer.

PERSONAL OBJECTIVES RESULTS

Key accomplishments for each of the Officers relative to their personal objectives are as follows:

- <u>Gary Goldberg</u>: Ended 2017 with the gold sector's highest market capitalization and top quartile TSR; supported by consistent strong operating performance, improved balance sheet and growth portfolio; exceeded Full Potential[1] improvement targets delivering $444 million in cost and efficiency benefits; improved Newmont's future pipeline adding 6.4 million ounces of Reserves replacing operating depletion; implemented new safety risk standards; experienced no fatalities for second year in a row and no serious injuries; continued to establish industry leadership in social and environmental responsibility, named the mining sector leader by the Dow Jones Sustainability Index for the third consecutive year; recognized for leading practices by the Corporate Equality Index, Wall Street Journal's top 250 best managed companies, and Fortune's most admired companies.

- <u>Nancy Buese</u>: Drove significant improvements to the annual business planning process, developing a sustainable approach for future cycles; improved the investor relations approach to develop stronger relationships, provide more effective engagements and develop strategy to broaden investor base; led the evolution of the enterprise risk management (ERM) process to support objectives with global risk management; drove improvements in Value Assurance process to ensure quality of projects meet investment standards; developed revised dividend strategy.

- <u>Randy Engel</u>: Completed strategic equity acquisitions providing new opportunities in South America; completed work to enable future exploration for new prospects; implemented a new corporate development model to include early pipeline opportunities in exploration; developed new analytical tools to understand Newmont's relative positioning and opportunities for continuous improvement.

- <u>Stephen Gottesfeld</u>: Significant contributions to numerous strategic business development activities as well as other corporate finance projects such as debt reduction strategy and securities transactions; strong leadership of Newmont's ethics and compliance function supporting Newmont's culture of integrity; served as Newmont's director on the Continental board, a recent significant investment and growth opportunity for Newmont.

- <u>Thomas Palmer</u>: Achieved production targets and finished the year ahead of plan on cost targets, overcoming significant weather and geotechnical challenges; delivered on the growth strategy with completion of the Tanami Expansion project on time and on budget; achieved funding approval for three key projects and also progressed three additional next stage projects through the investment review process; implemented improvements to the health and safety risk management system including nine risk standards, audits for critical controls, and fatigue monitors on over 270 haul trucks; completed digital assessments at mine sites to prioritize technology solutions.

The LDCC considered Mr. Goldberg's recommendations, each Officer's performance and key accomplishments in determining each Officer's Personal Bonus amounts. In alignment with Mr. Goldberg's recommendations, other than for Mr. Goldberg, the Committee approved the amounts as displayed under "Personal Bonus" in the table below. To determine the amount for the Personal Bonus, salary, or eligible earnings, is multiplied by the Officer's respective target percent and the performance result as shown:

| Base Salary | × | Personal Bonus Target (30% of AICP) | × | Performance Result (by individual) | = | Personal Bonus Payout |

---

(1) See note regarding Full Potential on Annex A-2

2017 COMPANY, PERSONAL AND TOTAL BONUS

Payouts for the Corporate Performance Bonus, the Personal Bonus and the resulting total annual bonus for each Named Executive Officer are displayed in the table below:

Name	2017 Eligible Earnings $	Company Bonus (70%)			Personal Bonus (30%)			Total 2017 Bonus
		Target AICP %	Performance Result	Payout	Target Payout %	Performance Result	Payout	Company + Personal Payout
Gary Goldberg	$1,300,000	105%	135.6%	$1,850,940	45%	115%	$672,750	$2,523,690
Nancy Buese	$ 675,000	70%	135.6%	$ 640,710	30%	125%	$253,125	$ 893,835
Randy Engel	$ 630,000	63%	135.6%	$ 538,196	27%	120%	$204,120	$ 742,316
Stephen Gottesfeld	$ 527,033	60%	135.6%	$ 425,221	26%	120%	$161,272	$ 586,493
Thomas Palmer	$ 750,000	88%	135.6%	$ 889,875	38%	130%	$365,625	$1,255,500

(1) Mr. Gottesfeld received a salary increase during 2017 and therefore, eligible earnings differ from annual base salary.

LONG-TERM EQUITY INCENTIVE COMPENSATION

Long-Term Equity Incentive Compensation Highlights:

Includes two programs, majority performance-based:

- Performance Leveraged Stock Units weighted at 67% of the total target long-term incentive award — actual value and grant is dependent upon stock price performance and Company Total Shareholder Return (TSR) performance relative to gold industry peers.
- Restricted Stock Units weighted at 33% of the total target long-term incentive award — value is based upon Newmont's stock price performance.

LONG-TERM EQUITY INCENTIVE AWARD DESIGN

67%
Performance Leveraged Stock Units (PSUs)

- Actual value and grant is dependent upon stock price performance and Company TSR performance relative to gold industry peers
- Vests after three years based on performance



100%
Pay "At-Risk"

33%
Restricted Stock Units (RSUs)

- Value is based on Newmont's stock price performance
- Vests one-third per year over three years

PERFORMANCE LEVERAGED STOCK UNITS (PSUs)

PSU Compensation Highlights:

- PSUs represent the single largest component of the Officer compensation program and are aligned with stockholders' experience.
- 2015-2017 PSU Performance:
  - TSR performance was in the top quartile at the 91st percentile of the gold peer group over the 3-year performance period;
  - Newmont's stock price appreciation was 83% over the same period;
  - Resulting in performance of 200% of target.
- 2018 PSU Program: Based on our 2017 plan design review, incorporating external feedback on our long-term incentives, the following will be effective for 2018 awards:
  - Performance will be based on Newmont's total shareholder return relative to peers, requiring above-median performance for target payout; and
  - A 'maximum value cap' and a 'negative TSR cap' will be implemented.

The PSUs align Officer compensation with long-term Company and stock price performance. The number of PSUs earned is determined at the end of a three-year performance period based upon the change in Newmont's stock price (the "Market Payout Factor") and the relative performance of Newmont's stock price versus an industry peer group (the "TSR Payout Factor"). Payment for the PSU program can range from 0% to 200% in total, as detailed below.

DETERMINING PSU AWARDS

The calculation of the PSU awards is based on the Target Performance Leveraged Stock Unit Award, Market Payout Factor and the TSR Payout Factor:

Target Performance Leveraged Stock Unit Award	X	(Market Payout Factor + TSR Payout Factor)	=	PSU Award

The target stock award for each Officer is calculated by multiplying the Officer's base salary by their target PSU award percentage. This value is then divided by the average daily closing price for the fourth quarter prior to the performance period (the "baseline") for grants prior to 2016. In 2016, the Company changed the baseline to the average daily closing price for the first 25 trading days of the three year performance period to reduce the potential variability between the grant date and the performance baseline.

(Base Salary x Target %)	X	Baseline	=	Target Performance Leveraged Stock Unit Bonus

MARKET PAYOUT FACTOR ("MPF")

The MPF is based on the absolute stock price change versus the baseline over the three-year performance period. The baseline is compared to the average daily closing price of the last quarter of the performance period to determine the overall stock price change for grants prior to 2016, and the average daily closing price for the last 25 trading days of the three-year performance period for grants starting in 2017. The ratio of the two determines the MPF.

The payment for the MPF can range from a minimum of 0% to a cap of 150% of target based on the absolute stock price performance during the performance period. Officers can earn up to 150% of target to incent performance; the award is capped at 150% in recognition that significant stock price appreciation may be related to changes in commodities prices. This range of payment is believed to strike an appropriate balance between retention, incentive and mitigation of excessive risk. The performance range is displayed in the graph below.

ABSOLUTE STOCK PRICE CHANGE VERSUS BASELINE



TSR PAYOUT FACTOR ("TPF")

The TPF is based on the relative TSR of Newmont over the three-year performance period versus the TSR of an index of gold mining peer companies. The stock prices used in the TPF calculation are based on the same approach as noted for the MPF; however the calculation also adjusts for dividends paid during the period.

The payment for the TPF can range from 0 to 50% of target based on Newmont's relative share price performance. Newmont's stock price must reach at least threshold performance for Officers to receive any level of payment. Threshold performance under the TPF is defined as the median (50th percentile) TSR of the peer group index. Upon exceeding the peer group median TSR, each percent increase above the median TSR corresponds to a payment equal to 2% of target, up to a maximum of 50%. This 2% multiplier is used to incent over-achievement yet make the maximum award realizable without incenting excessive risk taking. For example, if Newmont's TSR percentile ranking reaches the 60th percentile (10% above the median), the resulting payment would be 20% of target (10% above the median x 2% multiplier).

RELATIVE TOTAL SHAREHOLDER RETURN



In sum, the maximum PSU payout of 200% of the target PSUs would be awarded if the Company's stock price at the end of the performance period equals 150% or higher of the baseline and if the Company's TSR reaches the 75th percentile of the peer group. If the Company's TSR is at or below the median of the peer group, there will be no PSUs earned for the TPF (TSR) metric.

PSU PEER GROUP

The companies in the TSR peer group prior to 2017 include all companies listed below with the exception of Randgold. Randgold has been added to PSU peer group in 2017 to more closely align to the competitor peer group used for gold mining comparisons. For subsequent grants in 2017 and 2018, the TSR peer group consists of the full list of companies below, and may be altered prospectively from time to time due to mergers, acquisitions or at the discretion of the LDCC:

Agnico Eagle Mines Limited	Gold Fields Limited
Anglogold Ashanti Limited	Harmony Gold Mining Company Limited
Barrick Gold Corporation	Kinross Gold Corporation
Compañía de Minas Buenaventura S.A.A.	Newcrest Mining Limited
Freeport-McMoran Copper & Gold Inc.	Randgold (New For 2017)
Goldcorp Inc.	Yamana Gold Inc.

DIFFERENCE BETWEEN THE TSR PEER GROUP AND PAY BENCHMARKING PEER GROUP

The TSR peer group varies from the total compensation peer group as the TSR peer group is comprised of only companies with large gold mining operations, irrespective of comparable company size. The LDCC determined that a relative TSR peer group should focus on companies with gold operations, as those are the Company's direct competitors for investors and are subject to similar market forces related to gold price changes. The total compensation peer group includes companies without gold operations, but those entities are more similar in revenue, net income, total assets, market capitalization and number of employees.

PSU RESULTS FOR 2015-2017

Newmont's stock price performed more favorably than many of its peers, with an 85% increase in total shareholder return over the extended performance period. TPF ended the period in the first quartile of the PSU peer group at the 91st percentile resulting in a TSR payout factor of 50%. Stock price appreciation over the performance period was 83%, resulting in an overall PSU performance for 2017 of 200%.

The chart below shows the awards for each Officer made in late February 2018, based on the Company's performance for the period 2015-2017:

Name	PSU Base Salary (A)	Target % (B)	Award Amount (C)=(AxB) (C)	Average Q4 2014 Closing Price (D)	Target Shares Award (E=C/D) (E)	MPF Result (F)	TPF Result (G)	PSU Result (H=F+G) (H)	PSU Award[1] (Rounded Down) (ExH) (I)
Gary Goldberg	$1,150,000	319%	$3,666,667	$20.14	182,058	150%	50%	200%	364,116
Nancy Buese[2]	—	—	—	—	—	—	—	—	—
Randy Engel	$ 615,825	200%	$1,231,650	$20.14	61,154	150%	50%	200%	122,308
Stephen Gottesfeld	$ 500,000	180%	$ 900,000	$20.14	44,687	150%	50%	200%	89,374
Thomas Palmer	$ 482,775	110%	$ 531,053	$20.14	26,368	150%	50%	200%	52,736

(1) PSU Award reflects what was awarded in February 2018 for 2015-2017 performance versus the Summary Compensation Table which reflects targets set in 2017, which will be awarded (if at all) in early 2020.

(2) Ms. Buese was not employed with Newmont at the time of the 2015 PSU award.

RESTRICTED STOCK UNITS

Restricted Stock Unit Highlights:

- Represent one-third (33%) of the total LTI target value;
- Vest one-third per year over three years; and
- Distributed in shares.

2017 RESTRICTED STOCK UNIT AWARDS

The Company granted Restricted Stock Unit Awards on February 27, 2017. The RSUs vest in equal annual increments on the first, second and third anniversaries from the date of grant. The 2017 grants were made in the following amounts:

Name	2017 Base Salary (A)	Target % (B)	Target Award Amount (C)=(AxB) (C)	Award Date FMV of NEM Stock (D)	Shares Awarded (Rounded Down) (E=C/D) (E)
Gary Goldberg	$1,300,000	183%	$2,383,333	$35.01	68,075
Nancy Buese	$ 675,000	117%	$ 787,500	$35.01	22,493
Randy Engel	$ 630,000	138%[1]	$ 870,030	$35.01	24,850
Stephen Gottesfeld	$ 530,000	113%[1]	$ 601,020	$35.01	17,167
Thomas Palmer	$ 750,000	117%	$ 875,000	$35.01	24,992

(1) Mr. Engel's and Mr. Gottesfeld's RSU awards were adjusted to 138% and 126% of their target award values respectively, in recognition of their roles in successfully completing the divestiture of Batu Hijau operation in 2016. Unadjusted target awards for Mr. Engel and Mr. Gottesfeld are 100% and 90% respectively, of 2017 base salary.

The Company accrues cash dividend equivalents on PSUs and RSUs and makes the payment after vesting when common stock is issued.

PERQUISITES

The Company's philosophy is to provide minimal perquisites to its executives. The LDCC believes that these perquisites are reasonable and consistent with prevailing market practice and the Company's overall compensation program. Perquisites are not a material part of our compensation program.

The Company provides financial advisory services for the executives to assist with managing complex personal financial planning and demands of their role. For 2017, the benefit value ranges from $13,000 to $16,500 depending on employee level, and the executive may decide whether or not to receive the financial advisory services. If the executive elects to receive the financial advisory services, the amount of such services will be paid by the Company but not grossed up for tax liability. Separately, as the Company believes in promoting financial wellness for all employees, the Company also provides access to individual financial planning services for all employees under the terms of the agreement with the Company's 401(k) administrator.

Minimal personal use of administrative assistant services is occasionally provided by Company staff.

In alignment with Newmont's safety and wellness culture, the LDCC approved the implementation of annual Executive Health Assessments for the CEO and the executive team, including all of the named Executive Officers effective January 1, 2016. The benefit value ranges from approximately $1,500 to $3,000 per senior executive and does not include a tax gross-up.

Lastly, while the Company does not own corporate aircraft, it does charter or lease aircraft for use where it is more efficient for conducting business activities. The Company maintains a corporate aircraft standard that states personal use of such aircraft is generally not permitted; however, certain exceptions may be made where appropriate. In 2017, Mr. Goldberg was permitted to utilize corporate aircraft for business purposes on one trip where he was accompanied by family members and professional acquaintances to attend his induction to the American Mining Hall of Fame. Mr. Goldberg received imputed income for the cost of travel for the family members and professional acquaintances in accordance with Internal Revenue Code requirements. Mr. Goldberg was responsible for paying the tax on the imputed income. However, there was no incremental cost to the Company as a result.

POST-EMPLOYMENT ARRANGEMENTS

POST-EMPLOYMENT COMPENSATION

In order to alleviate concerns that may arise in the event of an employee's separation from service with the Company and enable employees to focus on Company duties, the Company has post-employment compensation plans and policies in place that include Company funded benefits as well as employee contribution-based benefits. Post-employment compensation plans and policies provide for a broad range of post-employment benefits to employees, including Officers, and create strong incentives for employees to remain with the Company. The Company's decisions regarding post-employment compensation take into account the industry sector and general business comparisons to ensure post-employment compensation is aligned with the broader market.

RETIREMENT

The Company offers two tax-qualified retirement plans, the Pension Plan, which is a defined benefit plan, and the Savings Plan, which is a defined contribution plan (401(k)). Both of these plans are available to a broad range of Company employees, generally including all U.S. domestic salaried employees. Because of the qualified status of the Pension Plan and Savings Plan, the Internal Revenue Code limits the benefits available to highly-compensated employees. As a result, the Company provides a non-qualified defined benefit plan (Pension Equalization Plan) and a non-qualified savings plan (Savings Equalization Plan) for executive grade level employees who are subject to the Internal Revenue Code limitations in the qualified plans. The two equalization plans are in place to give executive grade level employees the full benefit intended under the qualified plans by making them whole for benefits otherwise lost as a result of Internal Revenue Code annual compensation limits.

On a regular basis, the Company reviews its retirement benefits. The purpose of the review is to assess the level of replacement income that the Company's retirement plans provide for a full career Newmont employee. The Company attempts to maintain a competitive suite of retirement benefits that accomplishes a degree of income replacement post retirement. The level of income replacement varies depending on the income level of the employee. The benefits included in the analysis are the pension plan, pension equalization plan, 401(k) matching contribution and social security benefits. The Company retirement benefits are important hiring and retention tools for all levels of employees within the Company.

See the 2017 Pension Benefits Table and 2017 Non-Qualified Deferred Compensation Table for a description of benefits payable to the Officers under the Pension Plan, Pension Equalization Plan and the Savings Equalization Plan.

CHANGE OF CONTROL

The Company recognizes that the potential for a change of control can create uncertainty for its employees that may interfere with an executive's ability to efficiently perform his or her duties or may result in a voluntary termination of an executive's employment with the Company during a critical period. As a result, the Company originally adopted the Executive Change of Control Plan of Newmont in 1998, which was subsequently revised in 2008, to retain executives and their critical capabilities to enhance and protect the best interests of the Company and its stockholders during an actual or threatened change of control. As of January 1, 2012, the Company adopted a new Executive Change of Control Plan that removed the excise tax gross up, reduced the formula for change of control base cash benefit, removed retirement plan contributions and reduced the time period for continuation of health benefits. **In 2018, Newmont has removed the excise tax gross-up for all Officers eligible for the Change of Control Plan, regardless of which plan they fall under**. The 2012 Executive Change of Control Plan applies to employees hired, or current employees promoted, into eligible positions. The prior plan remains in place for employees who were eligible on, or prior to, December 31, 2011. The levels of benefits provided in the 2008 and 2012 Executive Change of Control Plans are intended to motivate and retain key executives during an actual or threatened change of control. Of the Named Executive Officers, based on their dates of hire, Messrs. Goldberg, Engel and Gottesfeld are eligible for benefits under the 2008 Executive Change of Control Plan; Ms. Buese and Mr. Palmer are eligible for benefits under the 2012 Executive Change of Control Plan.

Beginning in 2017, in the event of a Change of Control, and a qualifying termination of employment, all new and future officers will be eligible to receive no more than two times annual pay and other benefits. In the event of a Change of Control, as defined in both the 2008 and 2012 Plans, and a qualifying termination of employment, certain designated Officers receive up to three times annual pay and other benefits. See the Potential Payments Upon Termination or Change of Control section for potential amounts payable to the Officers under the applicable Change of Control Plan. These benefits, paid upon termination of employment following a change of control on what is sometimes referred to as a "double-trigger" basis, provide incentive for executives to remain employed to complete the transaction and provide compensation for any loss of employment thereafter.

The 2013 Stock Incentive Plan approved by stockholders in 2013 incorporates a double-trigger upon change of control for any equity vesting and all equity outstanding only vests upon a double-trigger of change of control and termination of employment.

SEVERANCE

On October 26, 2011, the Company adopted the Executive Severance Plan of Newmont (the "ESP") which replaced the Severance Plan of Newmont for employees in executive levels. The ESP provides severance benefits following involuntary termination without cause. The ESP was adopted to mitigate negotiation of benefits upon termination, provide additional protection to the Company and define and cap severance costs. Maximum benefits under the ESP are reduced from the prior severance plan of Newmont. Equity will vest pro-rata. The pro-rata portion represents the amount deemed to be earned. The purpose of the ESP is to provide income and benefit replacement for a period following employment termination, where termination is not for cause. The ESP allows the terminated employee time and resources to seek future employment.

See the Potential Payments Upon Termination or Change of Control section for potential amounts payable to the Officers.

OFFICER'S DEATH BENEFIT

In 2017, the supplemental Officer Death Benefit Plan was replaced with a revised and enhanced term-life plan for the benefit of all salaried U.S. employees of the Company.

See the Potential Payments Upon Termination or Change of Control section for potential amounts payable under the revised term-life plan.

EXECUTIVE AGREEMENTS

All of the Officers are at-will employees of the Company, without employment agreements. However, the Company agreed to provide Mr. Goldberg with benefits under the Executive Severance Plan of Newmont at the time of his hire, pursuant to the terms of such plan, even if the Company alters the terms of such plan in the future. There have been no changes to the Executive Severance Plan of Newmont.

PRACTICES AND POLICIES RELATED TO EQUITY COMPENSATION

POLICY WITH RESPECT TO THE GRANTING OF EQUITY COMPENSATION

The Board has delegated to the LDCC the authority to grant equity to Officers, except the CEO; Board of Directors' approval is required for CEO grants.

CRITERIA CONSIDERED IN DETERMINING THE AMOUNT OF EQUITY-BASED COMPENSATION AWARDS

The LDCC considers several factors when determining equity awards for our Officers, including performance, market practice, projected business needs, the projected impact on stockholder dilution, and the associated compensation expense that will be included in our financial statements. Based on these considerations, the LDCC has managed stockholder dilution well within the norms of our peers and stated guidelines from proxy advisory services and institutional investors. For 2017, Newmont's gross burn rate (annual use of shares as a percentage of shares outstanding) was approximately 0.62%, below the benchmark set by governance advisory services for our industry.

DETERMINATION OF AWARDS

The LDCC grants equity awards to the Officers, and recommends equity awards for the CEO to the full Board to approve. In addition to the targets discussed above, the LDCC is responsible for determining who should receive awards, when the awards should be made and the number of shares to be granted for each award (in accordance with "Newmont's Policy with Respect to the Granting of Equity Compensation" as described above). The LDCC considers grants of long-term incentive awards to the Officers each fiscal year. The awards are granted at fair market value (the average of the grant date high and low stock price for Newmont) shortly after the release of quarterly earnings, in which case, financial performance and potentially other material items have already been disclosed publicly, prior to the granting of any awards.

Awards granted in 2017 were determined in accordance with the terms of each long-term incentive program as approved by the LDCC.

ACCELERATED GRANT AND VESTING OF STOCK AWARDS

CHANGE OF CONTROL

Immediately prior to a change of control, the following occurs:

- **PSUs:** PSU performance will be measured using the change of control price of the Company stock. The pro-rata percentage of the actual payout of PSUs correlating to the period of time that elapsed prior to the change of control shall be granted in common stock. For the remainder of the actual PSUs correlating to the performance period that did not elapse prior to the change of control, the Company will issue restricted stock units that will vest at the end of the performance period. In the event that the acquiring company will not issue equity, the acquiring company may issue cash equivalent awards; and
- **RSUs:** In the event of severance or retirement, RSU grants shall vest in a pro-rata amount based upon the date of grant and separation date. In the event of death or disability, vesting schedule will terminate and all non-forfeited awards will become fully vested. Beginning in 2018, in line with corporate governance, RSU awards will be eligible for continued vesting after the first anniversary of the grant of the award upon retirement.

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE OF CONTROL

All PSUs and RSUs vest upon termination of employment following a change of control.

DEATH / LONG-TERM DISABILITY / RETIREMENT / SEVERANCE

- **PSUs:** In the event of severance, retirement, death or disability, PSU grants shall vest in a pro-rata amount based on actual performance for each PSU award. Performance for the time period for each award will be calculated (using the most recent fiscal quarter-end performance) and settled accordingly on a pro-rated basis.
- **RSUs:** In the event of severance, retirement, death or disability, RSU grants shall vest in a pro-rata amount based upon the date of grant and separation date. For 2018 grants, after the first year anniversary, the full award shall continue to vest on the vesting schedule in retirement if the grantee is at least age 55, with at least 5 years of continuous service and a total of 65 when adding age plus years of continuous service.

STOCK OWNERSHIP GUIDELINES

The Company's stock ownership guidelines require that all Officers own shares of the Company's stock, the value of which is a multiple of base salary. For the Officers, the stock ownership guidelines are as follows and in the adjoining table:

EXECUTIVE STOCK OWNERSHIP REQUIREMENTS

CEO — **6x** Annual Base Salary

Other NEOs — **3x** Annual Base Salary

Stock ownership guidelines were put in place to increase the alignment of interests between executives and stockholders by encouraging executives to act as equity owners of the Company. The LDCC sets the ownership guidelines by considering the size of stock awards. Directly and indirectly owned common stock, unvested RSUs and shares held in retirement accounts are considered owned for purposes of the guidelines. The LDCC reviews compliance with the guidelines annually. Executives who are new to their positions have five years to comply with the guidelines. Mr. Goldberg currently exceeds the stock ownership guideline owning approximately 14 times his 2017 base salary as of Dec. 31, 2017, valued at the Newmont closing price on Dec. 29, 2017 of $37.52. All of the executives identified above are in compliance with the stock ownership guidelines or fall within the exception period.

RESTRICTIONS ON TRADING STOCK

The Company has adopted a stock trading standard for its employees, including the Officers. The standard prohibits certain employees from trading during specific periods at the end of each quarter until after the Company's public disclosure of financial and operating results for that quarter, unless they have received the approval of the Company's general counsel. The Company may impose additional restricted trading periods at any time if it believes trading by employees would not be appropriate because of developments at the Company that are, or could be, material. In addition, the Company requires pre-clearance of trades in Company securities for its Officers, and prohibits buying shares on margin or using shares as collateral for loans. Other than as stated in this paragraph and the stock ownership requirements stated above, the Company does not have a holding period on common stock delivered following the expiration of a restricted stock unit vesting period, or common stock delivered following the exercise of a stock option.

RESULTS OF THE 2017 ADVISORY VOTE ON 2016 EXECUTIVE COMPENSATION

In 2017, Newmont conducted an advisory vote on the 2016 compensation of the Officers in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in 2010, commonly known as "Say on Pay." As Newmont regularly engages stockholders to discuss a variety of aspects of our business and welcomes stockholder input and feedback, the Say on Pay vote serves as an additional tool to guide the Board and the LDCC in ensuring alignment of the Company's executive compensation programs with stockholder interests.

The result of our 2017 Say on Pay advisory vote (67% "For") prompted even greater outreach to various stockholders and stakeholders. This result was viewed as a signal by the LDCC and management that additional outreach and program reviews are needed. While Newmont engages investors, and solicits feedback as a key element of our annual governance process, an increased level of stockholder engagement is being conducted to ensure stockholder interests are reflected and incorporated into our planning process. Perspectives received during our 2017 engagement cycle have been considered in determining potential program changes for the current year and, where necessary as a result of the 2017 performance year programs having already been established and begun, for 2018 and beyond.

Newmont has historically received substantial support for the executive compensation of our Named Executive Officers averaging 94% (excluding abstentions) of the votes cast "For" the advisory vote on executive compensation over the 5 years prior to 2017. The LDCC is looking to achieve that again this year and for the future. As a result, the LDCC has reviewed and approved changes to those identified design areas to better align our compensation philosophy and framework as outlined throughout this CD&A. We expect that these changes will re-affirm our stockholders' support of the Company's approach to executive compensation. Consistent with the Company's ongoing commitment to best practices in compensation governance and strong emphasis on pay for performance, the LDCC commits to continue to review compensation programs to ensure that executive pay aligns with stockholder interests. The LDCC will continue working to ensure that the design of the Company's executive compensation programs is focused on long-term stockholder value creation, emphasizes pay-for-performance, and does not encourage the taking of short-term risks at the expense of long-term results. The LDCC will continue to use the Say on Pay vote as a guidepost for stockholder sentiment and will continue to respond to stockholder feedback.

TAX DEDUCTIBILITY OF COMPENSATION

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the amount of compensation in excess of $1,000,000 that the Company may deduct in any one year with respect to certain of its executive officers whose compensation must be included in this proxy statement. Prior to passage of the Tax Cut and Jobs Act on December 22, 2017, there was an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. However, for 2017, Corporate Performance Bonuses, Personal Bonuses, Performance Leveraged Stock Units and Restricted Stock Units do not meet the performance-based exception under Section 162(m) and are therefore subject to the $1,000,000 deduction limit. In 2017, compensation amounts for Messrs. Goldberg, Engel, Gottesfeld and Palmer are greater than $1,000,000 and a portion of their salaries, bonuses, stock awards, and other compensation items are not deductible by the Company.

The Company did include certain plans in the 2013 proxy statement that would allow the Company the ability to utilize the 162(m) performance-based exemption in 2014 and beyond. However, following passage of the Tax Cut and Jobs Act, the 162(m) performance-based exemption will no longer be available. Accordingly, certain of our executives that have annual compensation in excess of $1,000,000 in the future will have a portion of their compensation not deductible by the Company.

2017 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Gary Goldberg President and Chief Executive Officer	2017	$1,300,000	$ 0	$ 9,119,464	$2,523,690	$ 855,874	$ 28,416	$13,827,445
	2016	$1,270,742	$ 0	$11,778,961	$2,704,393	$ 726,422	$109,576	$16,590,094
	2015	$1,135,783	$ 0	$ 9,452,443	$ 2,467,261	$ 502,954	$ 50,484	$13,608,925
Nancy Buese Executive Vice President and Chief Financial Officer	2017	$ 675,000	$ 0	$ 3,013,245	$ 893,835	$ 232,483	$ 17,802	$ 4,832,365
	2016	$ 90,865	$1,341,150	$ 2,599,992	$ 115,290	$ 13,252	$ 3,332	$ 4,163,881
Randy Engel Executive Vice President, Strategic Development	2017	$ 630,000	$ 0	$ 2,650,570	$ 742,316	$1,094,322	$ 31,230	$ 5,148,439
	2016	$ 627,196	$ 0	$ 4,613,559	$ 851,682	$ 1,277,350	$ 58,542	$ 7,428,329
	2015	$ 611,877	$ 0	$ 3,175,119	$ 797,508	$ 21,610	$ 34,998	$ 4,641,112
Stephen Gottesfeld Executive Vice President and General Counsel	2017	$ 527,033	$ 0	$ 1,949,181	$ 586,493	$ 630,159	$ 28,380	$ 3,721,246
	2016	$ 512,074	$ 0	$ 3,290,641	$ 571,849	$ 616,059	$ 57,585	$ 5,048,207
	2015	$ 500,000	$ 0	$ 2,320,149	$ 577,235	$ 25,270	$ 31,305	$ 3,453,959
Thomas Palmer Executive Vice President and Chief Operating Officer	2017	$ 750,000	$ 0	$ 3,348,025	$1,255,500	$ 236,688	$243,805	$ 5,834,018
	2016	$ 615,134	$ 650,000	$ 4,324,405	$ 641,070	$ 98,313	$291,433	$ 6,620,354

(1) Represents salary paid during 2017. Regarding salary for 2016, for Ms. Buese, represents salary paid upon joining the Company on October 31, 2016, through December 31, 2016, and for Mr. Palmer, includes Australian earnings through April 30, 2016, converted at an exchange rate of $1 Australian dollar: $0.734 U.S. dollar.

(2) No supplemental bonuses were paid for 2017. For 2016, amount shown for Ms. Buese represents a sign-on bonus paid in 2016 and differentiation from the Corporate Performance and Personal Bonus payments. The differentiation from the Corporate Performance and Personal Bonus in 2016 for Ms. Buese is a calculation of such payout based on annualized salary rate rather than salary paid in the year. Ms. Buese received a sign on bonus of $600,000 and a differentiation from the Corporate Performance and Personal Bonus of $741,150 in consideration of compensation forfeited from a prior employer as a result of joining Newmont. For Mr. Palmer, represents a relocation bonus of $650,000 to assist with additional support for his transition from Australia to the U.S.

(3) Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). The Company's 2005 and 2013 Stock Incentive Plans define fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the 2015, 2016 and 2017 restricted stock unit grants. For the 2017 restricted stock unit grants, the fair market value on the date of the grant, February 27, 2017, was $35.01. For the 2015 and 2016 restricted stock unit grants, the fair market value on the date of the grant, February 24, 2015, was $25.555 and February 22, 2016, was $24.785. Pursuant to ASC 718, the aggregate grant date fair value of Performance Leveraged Stock Units ("PSU") is determined by multiplying the target number of shares by a Monte Carlo calculation model, which determined a grant date fair value of the 2017-2019 (payout 2020) Performance Leveraged Stock Units of $50.14 per share for each participating Named Executive Officer (see "Supplemental Note" below for additional details). For 2016-2018 Performance Leveraged Stock Units (payout 2019, reflected in 2016), the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo calculation model value of $37.53 per share for each participating Named Executive Officer. For 2015-2017 Performance Leveraged Stock Units (payout 2018, reflected in 2015), the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo calculation model value of $41.85 per share for each participating Named Executive Officer. The maximum value of the Performance Leveraged Stock Units is 200% of target. Amounts also include the increased restricted unit grants in 2017 for Messrs. Engel and Gottesfeld which were provided to recognize long-term performance generally and strategic work related to the sale of Newmont's Indonesian assets over the course of the last several years in addition to serving as long-term retention tools to maintain important institutional knowledge with the Company.

(4) Amounts shown represent Corporate Performance Bonuses and the Personal Bonuses paid in cash. The executives received bonuses as follows: Mr. Goldberg corporate $1,850,940 and personal $672,750; Ms. Buese corporate $640,710 and personal $253,125; Mr. Engel corporate $538,196 and personal $204,120; Mr. Gottesfeld corporate $425,221 and personal $161,272, and; Mr. Palmer corporate $889,875 and personal $365,625.

(5) Amounts shown represent the increase in the actuarial present value under the Company's qualified and non-qualified defined benefit pension plans. The PEP interest rate is based upon the PBGC interest rate. At December 31, 2017, the PBGC lump sum interest rate was 0.75%, at December 31, 2016, the PBGC lump sum interest rate was 0.75%, and at December 31, 2015, the PBGC lump sum interest rate was 1.25%. At December 31, 2017, the FASB rate was 3.77%, at December 31, 2016, the FASB rate was 4.36%, and at December 31, 2015, the FASB rate was 4.80%.

(6) Amounts shown are described in the All Other Compensation Table.

Supplemental note to Footnote (3) Above—2017 Target Stock Compensation Value: With respect to the target long-term incentive or stock value, the following is provided to clarify the differences in the amounts noted in the Summary Compensation Table and the target grant value as provided by the LDCC. For Mr. Goldberg, the Summary Compensation Table indicates a value of $9,119,464 (comprised of $6,736,159 for PSUs and $2,383,306 for RSUs), the PSU value is above the target value awarded due to the estimated projected accounting value (or "Fair Value") for the 2017 Performance-Leveraged Stock Unit (PSU) grant (payable in early 2020) which resulted from the "Monte Carlo" simulation model (consistent with U.S. GAAP accounting standards for valuing performance stock awards). The model projected a 2020 payout or performance result of 141% of target value. This estimated future value is the required amount to disclose in the Summary Compensation Table.

The following table is intended to clarify the decision by the LDCC in 2017, illustrating the value the LDCC utilized for the award versus the projected estimated stock value provided in the Summary Compensation Table.

2017-2020 Performance Stock Unit Value Comparison	Target Shares Granted (vesting 2020 subject to performance)	Price Used to Value the PSU Grant			Comparison of the Valuation Approaches for the PSU Award
		Price Used to Determine Target Shares Granted (vesting 2020)	Newmont's Stock Price on December 29, 2017	Fair Value per Share Based on the "Monte Carlo" Projected Value	
Target Value as Awarded by the LDCC	134,347	$35.48			$4,766,632
"Realizable" Value as of December 29, 2017	134,347		$37.52		$5,040,699
2017 Fair Value (projected) in Accordance with Disclosure Requirements	134,347			$50.14	$6,736,159

If the PSUs awarded to Mr. Goldberg achieve the value disclosed in the Summary Compensation Table, the stock price performance required to meet this level of payout would be an absolute shareholder return of 41% or a combination of above peer group performance and shareholder return. If the Summary Compensation Table value is used to assess Mr. Goldberg's PSU value, then the stock price performance required to result in this level of compensation should be assumed. (Details for the PSU program are provided in the CD&A.)

Refer to the Compensation Discussion and Analysis section of this Proxy Statement for a description of the components of compensation, along with a description of all material terms and conditions of each component. In 2017, the Salary and Bonus columns accounted for 9.4% of Mr. Goldberg's total compensation as reflected in the Summary Compensation Table. The Salary and Bonus columns accounted for 14.0%, 12.2%, 14.2%, and 12.9% of Ms. Buese's, Mr. Engel's, Mr. Gottesfeld's and Mr. Palmer's total compensation, respectively, as reflected in the Summary Compensation Table.

2017 ALL OTHER COMPENSATION TABLE

Name	Company Contributions to Defined Benefit Plans[1] ($)	Change in Value of Post-Retirement Medical and Life Insurance[2] ($)	Perquisites[3] ($)	Relocation Reimbursement and Tax Gross-Ups[4] ($)	Total ($)
Gary Goldberg	$16,200	$0	$12,216	$ 0	$ 28,416
Nancy Buese	$16,200	$0	$ 1,602	$ 0	$ 17,802
Randy Engel	$16,200	$0	$15,030	$ 0	$ 31,230
Stephen Gottesfeld	$16,200	$0	$12,180	$ 0	$ 28,380
Thomas Palmer	$16,200	$0	$ 8,711	$218,894	$243,805

(1) Under the Company's defined contribution plan, the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary contribution to the Savings Plan annually with a maximum match of $16,200.

(2) Messrs. Engel and Gottesfeld are eligible for retiree medical and life insurance benefits, having been employed before January 1, 2003. Messrs. Goldberg, Palmer, and Ms. Buese are not eligible. In 2017, the Officer's Death Benefit Plan which provided a lump benefit in the event of death while actively employed or if qualified, after retirement, was discontinued, resulting in a reduction for the 2017 change in value for post-retirement life insurance. The reduction in values are as follows for Mr. Goldberg, Ms. Buese, Mr. Engel, Mr. Gottesfeld and Mr. Palmer, respectively: -$215,196, -$3,332, -$52,384, -$57,600, and -$45,360. Negative values are not included in the table in accordance with SEC disclosure guidance.

(3) The Company provides the named executive officers with the opportunity to obtain financial advisory services up to a value of $15,700, paid by the Company and executive health assessment benefits with a maximum value of approximately $5,000. These amounts are not grossed up for taxes and any executive electing to obtain the services is responsible for the personal tax liability associated with the imputed income for the benefit. Mr. Goldberg's perquisite consists of $9,671 for financial advisory services and $2,545 for the executive health assessment. During the year, Mr. Goldberg also received $5,201 of imputed income for business-related travel on corporate aircraft where Mr. Goldberg was accompanied by family members and professional acquaintances for his induction to the American Mining Hall of Fame. The imputed income was for the cost of travel for the family members and professional acquaintances in accordance with Internal Revenue Code requirements. There was no incremental cost to the Company, and therefore it is not included in the above table. Mr. Goldberg was responsible for paying the taxes on the imputed income. Ms. Buese's perquisite consists of $1,602 for the executive health assessment. Mr. Engel's perquisite consists of $12,180 for financial advisory services and $2,850 for the executive health assessment. Mr. Gottesfeld's perquisite consists of $12,180 for financial advisory services. Mr. Palmer's perquisite consists of $2,860 for the executive health assessment, and $5,851 for personal administrative services provided by Company staff.

(4) For Mr. Palmer, this amount includes $69,133 in relocation costs, $36,962 for housing expenses, $9,068 in imputed income for expenses related to an automobile lease, $101,961 in tax gross-up payments related to imputed income for relocation benefits, housing expenses and vehicle expenses, and $1,770 for additional tax support related to his transition.

2017 GRANTS OF PLAN-BASED AWARDS TABLE

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			FMV on Grant Date	All Other Stock Awards Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Gary Goldberg 2017 AICP (Corporate & Personal Objectives Bonus)		$273,000	$1,950,000	$3,900,000						
2017 PSU (payable 2020)	2/27/2017				0	134,347	268,694	$50.14		$6,736,159
2017 RSU	2/27/2017								68,075	$2,383,306
Nancy Buese 2017 AICP (Corporate & Personal Objectives Bonus)		$ 94,500	$ 675,000	$1,350,000						
2017 PSU (payable 2020)	2/27/2017				0	44,391	88,782	$50.14		$2,225,765
2017 RSU	2/27/2017								22,493	$ 787,480
Randy Engel 2017 AICP (Corporate & Personal Objectives Bonus)		$ 79,380	$ 567,000	$1,134,000						
2017 PSU (payable 2020)	2/27/2017				0	35,512	71,024	$50.14		$1,780,572
2017 RSU	2/27/2017								24,850	$ 869,999
Stephen Gottesfeld 2017 AICP (Corporate & Personal Objectives Bonus)		$ 62,717	$ 447,978	$ 895,956						
2017 PSU (payable 2020)	2/27/2017				0	26,888	53,776	$50.14		$1,348,164
2017 RSU	2/27/2017								17,167	$ 601,017
Thomas Palmer 2017 AICP (Corporate & Personal Objectives Bonus)		$131,250	$ 937,500	$1,875,000						
2017 PSU (payable 2020)	2/27/2017				0	49,323	98,646	$50.14		$2,473,055
2017 RSU	2/27/2017								24,992	$ 874,970

(1) Amounts shown represent threshold, target and maximum amounts for 2017 Corporate & Personal Bonuses. The Corporate Performance Bonus has a threshold of 20% payout, with the potential to have a zero payout, and the Personal Bonus has no threshold. The LDCC established the target for corporate metrics and personal objectives in March 2017. Payments of Corporate Performance & Personal Bonuses for 2017 performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Refer to the Compensation Discussion and Analysis for a description of the criteria for payment of Corporate Performance & Personal Bonuses.

(2) Amounts shown represent the threshold, target and maximum number of shares of the Performance Leveraged Stock Unit bonuses potentially awardable for the targets set in 2017, which will pay out, if at all, in early 2020. See the Compensation Discussion and Analysis for a description of these awards and the rationale.

(3) Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). For the restricted stock units, the grant date fair value is the target number of shares granted multiplied by the fair market value on the date of grant. The Company's 2005 and 2013 Stock Incentive Plans define fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the restricted stock units. The fair market value on the date of grant, February 27, 2017, was $35.01, and the grant values are shown in the Stock Awards column of the Summary Compensation Table. The restricted stock unit awards vest pro-ratably over three years. See the Compensation Discussion and Analysis for a description of this award and the rationale. Pursuant to ASC 718, the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo grant date fair value $50.14 for the 2017-2020 (payout in early 2020) Performance Leveraged Stock Unit grant, and such amounts are shown in the Stock Awards column of the Summary Compensation Table.

2017 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

| Name | Option Awards | | | | | Stock Awards | | | |
	Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Gary Goldberg						23,914[4]	$ 897,253		
						64,107[5]	$2,405,295		
						68,075[6]	$2,554,174		
2015-2018 PSU (payout 2018)								364,116	$13,661,632
2016-2019 PSU (payout 2019)								500,700	$18,760,000
2017-2020 PSU (payout 2020)								268,694	$10,081,399
Nancy Buese						50,198[7]	$1,883,429		
						22,493[6]	$ 843,937		
2017-2020 PSU (payout 2020)								88,782	$ 3,331,101
Randy Engel						8,033[4]	$ 301,398		
						16,946[5]	$ 635,814		
						60,520[8]	$2,270,710		
						24,850[6]	$ 932,372		
	25,000		$44.49	4/28/2008	4/28/2018				
	41,863		$39.95	5/4/2009	5/4/2019				
	34,982		$55.68	4/29/2010	4/29/2020				
	33,000		$58.69	4/25/2011	4/25/2021				
2015-2018 PSU (payout 2018)								122,308	$ 4,588,996
2016-2019 PSU (payout 2019)								132,352	$ 4,965,847
2017-2020 PSU (payout 2020)								71,024	$ 2,664,820
Stephen Gottesfeld						5,870[4]	$ 220,242		
						12,467[5]	$ 467,762		
						40,346[8]	$1,513,782		
						17,167[6]	$ 644,106		
	15,000		$44.49	4/28/2008	4/28/2018				
	15,026		$39.95	5/4/2009	5/4/2019				
	10,494		$55.68	4/29/2010	4/29/2020				
	13,240		$58.69	4/25/2011	4/25/2021				
2015-2018 PSU (payout 2018)								89,374	$ 3,353,312
2016-2019 PSU (payout 2019)								97,372	$ 3,653,397
2017-2020 PSU (payout 2020)								53,776	$ 2,017,676

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Thomas Palmer						3,464[4]	$ 129,969		
						23,536[5]	$ 883,071		
						24,992[6]	$ 937,700		
2015-2018 PSU (payout 2018)								52,736	$ 1,978,655
2016-2019 PSU (payout 2019)								183,822	$ 6,897,001
2017-2020 PSU (payout 2020)								98,646	$ 3,701,198

(1) From 2006 to 2011 stock options were granted one time per year. The Company did not grant stock options in 2012 or thereafter.

(2) Assumes stock price of $37.52, the closing price on December 29, 2017. For outstanding Performance Leveraged Stock Unit awards (actual performance is not yet determinable) the maximum value is reflected representing 200% of target, because in the previous fiscal year the Company paid out the Performance leveraged Stock Unit Bonus above the target amount.

(3) Maximum Performance Leveraged Stock Unit bonus shares are shown for all outstanding awards (actual performance not yet determinable) because in the previous fiscal year, the Company paid out the Performance Leveraged Stock Unit bonus above target level.

(4) Vesting date is February 24, 2018.

(5) Vesting dates are February 22, 2018 and 2019.

(6) Vesting dates are February 27, 2018, 2019 and 2020.

(7) Vesting date is November 1, 2018.

(8) Vesting date is February 22, 2021.

2017 OPTION EXERCISES AND STOCK VESTED TABLE

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gary Goldberg	—	—	334,399	$11,809,655
Nancy Buese	—	—	18,494	$ 666,339
Randy Engel	—	—	108,977	$ 3,846,990
Stephen Gottesfeld	—	—	82,039	$ 2,895,678
Thomas Palmer	—	—	57,440	$ 2,033,926

2017 PENSION BENEFITS TABLE[1]

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Gary Goldberg	Pension Plan	6.083	$ 232,047	—
	Pension Equalization Plan	6.083	$2,920,931	—
Nancy Buese	Pension Plan	1.250	$ 49,221	—
	Pension Equalization Plan	1.250	$ 196,515	—
Randy Engel	Pension Plan	24.000	$1,381,322	—
	Pension Equalization Plan	24.000	$7,682,444	—
Stephen Gottesfeld	Pension Plan	20.833	$ 946,518	—
	Pension Equalization Plan	20.833	$2,987,239	—
Thomas Palmer	Pension Plan	1.667	$ 54,504	—
	Pension Equalization Plan	1.667	$ 280,496	—

(1) All calculations in the 2017 Pension Benefits Table were calculated using target Corporate Performance Bonus and target Personal Bonus for 2017.

The Company provides two tax-qualified retirement plans, a Pension Plan and a Savings Plan (401(k) plan). In addition, the Company offers a non-qualified pension plan (the "Pension Equalization Plan"), and non-qualified savings plan (the "Savings Equalization Plan") for executive grade level employees.

PENSION PLAN

Mr. Goldberg, Ms. Buese, Mr. Engel, Mr. Gottesfeld and Mr. Palmer are participants in the qualified Pension Plan. The Pension Plan is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The plan provides for post-retirement payments determined by a formula based upon age, years of service and pension-eligible earnings for employees hired before January 1, 2007, called the final average pay calculation, up to July 2014. For employees hired after January 1, 2007, and for all participants accruing benefits beginning July 2014 including those formerly in the final average pay pension plan, the plan provides for post-retirement payments determined by a formula based upon years of service.

FINAL AVERAGE PAY CALCULATION

As of July 2014, all employees accrue pension benefits in the stable value pension. However, those employees hired before January 1, 2007, retain previously accrued benefits in the final average pay pension. Age 62 is the normal retirement age under the Pension Plan for final average pay calculation, meaning the age upon which the employee may terminate employment and collect benefits, or a participant may retire at age 55 with 10 years of service and collect reduced benefits immediately. If a Pension Plan participant terminates employment prior to age 55, but has a vested benefit by having acquired 5 years of service with the Company, the participant will begin to collect a benefit at age 62. If the participant terminates employment prior to age 55, but has 10 or more years of service with the Company, the participant may elect to collect a reduced benefit at age 55. If a participant attains the age of 48, has 10 years of service, and is terminated from employment within 3 years of a change of control, the participant is entitled to commence benefits. The Pension Plan utilizes the same definition of change of control as the Executive Change of Control Plan. The formula based upon age and years of service for benefits provides a strong incentive for Company employees to remain employed with the Company, even in times of high demand in the employment marketplace.

According to the Pension Plan, at the normal retirement age of 62, the Company calculates the monthly pension benefit amount through the following formula:

1.75% of the average monthly salary	-	1.25% of the participant's primary social security benefit	x	the participant's years of credited service	=	Monthly Pension Benefit

To determine the average monthly salary, the Company calculates the highest average from 5 consecutive prior years of employment within the last 10 years of employment of regular pay, vacation pay, cash bonus and a change of control payment, if applicable. Severance payments are not included as pensionable earnings. Salary does not include stock based compensation, foreign assignment premiums, signing bonuses, fringe benefits, payments from non-qualified plans or indemnity benefit payments. In the event a vested participant dies prior to the commencement of benefit payments, the participant's legal spouse receives survivor benefits which are calculated based upon the pension benefit that the participant would have received upon retirement the day prior to death with an additional reduction factor applied. If the participant does not have a legal spouse, there is no benefit paid.

In the event of early retirement, meaning after reaching the age of 55 and at least 10 years of service, a participant is eligible to collect a monthly pension benefit upon retirement using the formula above with the following reductions:

EARLY RETIREMENT REDUCTIONS

Age at Termination	Years of Service	Reduction
55	At least 30	No reduction — payable upon termination
60	At least 10	Lesser of 1/3 of 1% for each month of service less than 30 years of service (4% per year) or 1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
At least 55	At least 10	1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
Under 55	At least 10	1/2 of 1% for each month by which the date of benefit commencement precedes age 62 (6% per year) payable following termination and attainment of age 55
	At least 30	No reduction — payable at age 55

CHANGE OF CONTROL EARLY RETIREMENT

Age	Years of Service	Reduction
48 at time of change of control	At least 10	Lower reduction of 2% for each year by which termination precedes age 62, or applicable reduction above

STABLE VALUE CALCULATION

For the stable value pension, benefits are determined as follows:

Full Years of Services Completed by the end of the Plan Year	Percentage of Salary up to and including Social Security Wage Base	Percent of Salary Over the Social Security Wage Base
0-9	13%	21%
10-19	15%	23%
20+	17%	25%

The stable value benefit, as of a given date, is the sum of all of the amounts accrued for each year of service. Salary in the stable value pension is defined the same as in the final average pay pension. Normal retirement age under the stable value pension is 65 and the vesting period is 5 years. If a stable value participant has 5 years of service and separates employment with Newmont prior to age 65, the participant is entitled to a reduced benefit. Under the stable value pension, participants may take their benefit in lump sum or an annuity.

Messrs. Engel and Gottesfeld have vested benefits under the final average pay (for service prior to July 2014) and the stable value (for service after July 2014) pensions by virtue of five or more years of service. Mr. Goldberg, Ms. Buese, and Mr. Palmer participate in the stable value calculation of the Pension Plan of Newmont based upon their dates of hire. Mr. Goldberg has vested benefits under the stable value pension by virtue of five or more years of service. Ms. Buese and Mr. Palmer do not have vested benefits under the Pension Plan, as they do not have five years of service with the Company.

The Pension Plan contains a cap on eligible earnings as required by the Internal Revenue Code as well as a cap on benefits as required by section 415 of the Internal Revenue Code. This cap limits the pension benefits that executive-grade employees of the Company can receive under the Pension Plan.

PENSION EQUALIZATION PLAN

The Pension Equalization Plan provides for an actuarially determined present value cash lump sum amount upon retirement, or upon termination after 5 years of service with the Company. The Company determines the lump sum amount by calculating a full pension benefit under the Pension Plan, utilizing the definition of Salary from the Pension Equalization Plan, and subtracting the actual benefit owed under the Pension Plan that is subject to the cap in benefits.

If a participant dies while employed with the Company, or after retirement but before receipt of benefits under the Pension Equalization Plan, and the participant was entitled to benefits under the Pension Plan, the participant's legal spouse receives survivor benefits which are calculated based upon the full Pension Equalization benefit minus the Pension Plan benefit amount. If the Company terminates a participant for cause, the participant forfeits all benefits under the Pension Equalization Plan.

PENSION CALCULATION ASSUMPTIONS

For final average pay benefits, the qualified pension present value uses a discount rate at December 31, 2017, of 3.77% and FASB mortality. The final average pay pension equalization value uses a pension equalization plan lump sum rate of .75% as of December 31, 2017, and mortality as defined in the Pension Equalization Plan to determine the lump sum payable at an executive's earliest unreduced retirement age. For stable value benefits, from the qualified plan and the pension equalization plan are defined as a lump sum at age 65, the age at which the stable value benefits are unreduced. All of the benefits shown are also discounted from the earliest unreduced retirement age to current age using the FASB rate of 3.77%.

2017 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Gary Goldberg	—	—	—	—	—
Nancy Buese	$37,385	—	$3,452	—	$40,837
Randy Engel	—	—	—	—	—
Stephen Gottesfeld	—	—	$5,172	—	$39,680
Thomas Palmer	—	—	—	—	—

Amounts shown in the table above are part of the Company's Savings Equalization Plan. The Company maintains a Savings Plan and a Savings Equalization Plan for eligible employees.

SAVINGS PLAN

The Savings Plan is the Company's defined contribution plan that is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The Savings Plan provides that eligible employees may contribute before-tax or after-tax compensation to a plan account for retirement savings. Under the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary (with a maximum of $270,000 in salary and a maximum match of $16,200) contribution to the Savings Plan annually. The Company contribution vests as follows:

SAVINGS PLAN VESTING SCHEDULE

Years of Service	Percentage of Company Contribution Vested
Less than 1 year	0
1 year	20
2 years	40
3 years	60
4 or more years	100

In the event of death, disability, retirement, change of control (same definition as Executive Change of Control Plan explained in the Potential Payments Upon Termination or Change of Control section below) or termination of the Savings Plan, a participant is fully vested in the Company contribution component of the Savings Plan. In accordance with the Internal Revenue Code, the Savings Plan limits the before-tax and after-tax contributions that highly compensated participants may make to the Savings Plan.

SAVINGS EQUALIZATION PLAN

The Savings Equalization Plan allows eligible participants the opportunity to defer up to 100% of compensation (minus before-tax contributions under the Savings Plan) beyond the Internal Revenue Code limitations set forth in the Savings Plan on a pre-tax basis. The Savings Equalization Plan is a non-qualified deferred compensation plan. To participate in the Savings Equalization Plan, an employee must be executive grade or a grandfathered participant and be eligible to participate in the Savings Plan of Newmont. The purpose of the Savings Equalization Plan is to allow executive grade level employees a way to defer additional compensation for post-employment savings purposes beyond the limits set forth in the Savings Plan. A participant's deferred compensation is contributed at the direction of the participant to various hypothetical investment alternatives. Such investments are selected by a committee of Company representatives, with the advice of professional investment managers.

Upon distribution of Savings Equalization Plan accounts, the participant receives a cash amount equal to the value of the contributions if such contributions had been invested in such hypothetical investments, as of the applicable valuation date. A participant receives distribution of Savings Equalization amounts in lump-sum form, or at a pre-selected distribution date in the future according to the provisions of the plan and 409A.

In early 2010, the Company established a trust for participants' account balances in the Savings Equalization Plan and the Company funds the participant account balances in the trust. The assets held in this trust may be subject to claims of the Company's creditors in the event the Company files for bankruptcy.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL
TERMS OF PLANS

See the Compensation Discussion and Analysis section and the text following the tables for a description of the material terms, conditions and assumptions for any of the Company's benefit plans.

RETIREMENT BENEFITS

Messrs. Goldberg, Engel and Gottesfeld have vested benefits under the Pension Plan and Pension Equalization Plan. Ms. Buese and Mr. Palmer have not yet vested in the Pension Plan or the Pension Equalization Plan as they have not attained 5 years of service. See the Pension Benefits Table for the present value of benefits under these plans.

VOLUNTARY TERMINATION

The Named Executive Officers would receive no payments or other benefits upon voluntary termination, except for vested benefits under the Pension Plan and Pension Equalization Plan. See the Pension Benefits Table for the present value of benefits under these plans.

TERMINATION NOT FOR CAUSE

On October 25, 2011, the Board of Directors and the Compensation Committee of the Board adopted an Executive Severance Plan applicable to the Senior Director and above levels of the Company. Under the Executive Severance Plan, any eligible employee who is subject to involuntary termination of employment for any reason other than cause is entitled to severance benefits. Cause is defined as engagement in illegal conduct or gross negligence, or willful misconduct or any dishonest or fraudulent activity, breach of any contract, agreement or representation with the Company, or violation of Newmont's Code of Conduct. Severance benefits consist of: 1) a fixed number of months of base salary; 2) pro-rated actual bonus (this benefit is contained in the bonus plan); 3) medical benefits for the severance period, not to exceed 18 months; and 4) outplacement services for up to 18 months. The range of fixed number of months of base salary for the Named Executive Officers is 24 months of salary for

Mr. Goldberg, 15 months of salary + 1 month of salary for every year of service up to a maximum of 18 months of salary for Ms. Buese, Mr. Engel, Mr. Gottesfeld and Mr. Palmer. For equity grants in the case of separation of employment under the Executive Severance Plan, there shall be a pro-rata percent acceleration of restricted stock units that have already been granted. For Performance Leveraged Share Unit bonus granted beginning in 2015 and forward, there shall be a pro-rata payout based upon the most recent calculation of the performance against the metrics. The calculations below in the termination tables utilize the target payout for Performance Leveraged Share Unit bonuses.

TERMINATION FOR CAUSE

No additional benefits are payable in any case of termination for cause. The Company's plans generally define cause as stated above.

CHANGE OF CONTROL

Acceleration of any equity grant requires a double-trigger of a change of control and a termination of employment. The cash bonus plan provides for payment of target Corporate Performance Bonus and Personal Bonus upon a change of control between September 1 and December 31, and a target pro-rata bonus payment in the event of a change of control between January 1 and August 31. The final average pay Pension Plan (applicable only to Messrs. Engel and Gottesfeld) provides a retirement option at age 48 with 10 years of service and a lesser reduction factor in benefits, compared to circumstances not involving a change of control. Additionally, the Savings Plan provides for immediate vesting of the Company matching contributions which is capped at a total of $16,200 per year.

The Company's Executive Change of Control Plan applies to Senior Director level employees and above, including the Named Executive Officers, in the event of a change of control, which is generally defined as:

1. The acquisition of beneficial ownership of 20% or more of either (a) the then outstanding shares of the Company; or (b) the combined voting power of the then outstanding shares of the Company entitled to vote generally in the Election of Directors (but not an acquisition by a Company entity or Company benefit plan); or

2. The individuals constituting the Company's Board of Directors on January 1, 2008 (for 2008 Executive Change of Control Plan) and January 1, 2012 (for 2012 Executive Change of Control Plan), cease to constitute at least a majority of the Board, with certain exceptions allowing the Board the ability to vote in new members by a majority; or

3. Consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another corporation. The acquisition of assets of another corporation does not constitute a change of control if certain requirements are met to evidence that the Company is the acquiring company and will conduct the business of the combined entity going forward.

TERMINATION AFTER CHANGE OF CONTROL

Messrs. Goldberg, Engel and Gottesfeld are subject to the 2008 Executive Change of Control Plan and Ms. Buese and Mr. Palmer are subject to the 2012 Executive Change of Control Plan. The plans provide for enhanced benefits in the case of termination following change of control of the Company (within three years for the 2008 plan and within two years for the 2012 plan), in most cases based on salary and bonus payments in previous years.

Executives are eligible for benefits under the change of control plans if terminated within the requisite time period of a change of control or if the executive terminates for good reason within the requisite time period of a change of control. The Change of Control Plans generally define good reason as any of the following without the executive's prior consent: (a) material reduction in salary or bonus compensation from the level immediately preceding the change of control; (b) requiring the executive to relocate his or her principal place of business more than 35 miles (50 miles in the 2012 Executive Change of Control Plan) from the previous principal place of business; (c) failure by the employer to comply with the obligations under the Change of Control Plan; or (d) assigning the executive duties inconsistent with the executive's position immediately prior to such assignment or any action resulting in the diminution of the executive's position, authority, duties or responsibilities.

If an executive is eligible for termination benefits under the Executive Change of Control Plan, the executive is entitled to:

- pro-rated bonus determined by percentage of the year worked at target level (or the full target bonus if change of control occurs between September 1 and December 31 according to the cash bonus plan);

- two times the "annual pay" for most executives and up to three times for individuals specified by the Board. Annual pay is defined as annual salary, annual cash bonus at the highest amount that the executive received in the three years prior to the change of control, and the highest employer matching contribution made to the Savings Plan on behalf of the executive in the three years prior to the change of control;

- for a three-year period (or the COBRA period for the 2012 Executive Change of Control Plan), health, dental, vision, prescription and life insurance benefits for the executive and his or her family; and

- outplacement services consistent with the Company's practices during the one-year period prior to the change of control.

For participants in the 2008 Executive Change of Control Plan, the executive is entitled to the following additional benefits:

- a cash amount equal to the actuarial equivalent of three years of additional benefits under the Pension Plan, Pension Equalization Plan, Savings Equalization Plan and credit for three additional years under these plans for purposes of actuarial calculations.

Messrs. Goldberg, Engel and Gottesfeld participate in the 2008 Executive Change of Control Plan at three times annual pay level as of December 31, 2017. Ms. Buese and Mr. Palmer participate in the 2012 Executive Change of Control Plan with Ms. Buese at two and one half times annual pay level and Mr. Palmer at three times annual pay level as of December 31, 2017. These individuals are designated for the enhanced benefits because they all hold positions that would require continuity during a change of control or threatened change of control. In addition, the positions that the designated individuals hold are at high risk for change of personnel in the event of a change of control and the enhanced benefit provides additional incentive for such executives to stay with the Company despite any concerns regarding a change of control.

An unvested participant of the pension plan who is separated from employment following a change of control vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

DEATH

Effective December 31, 2017, the Officers' Death Benefit Plan was amended to remove pre-retirement death benefits and post-retirement death benefits for employees who have not met the eligibility requirements as of this effective date.

The level of coverage under the basic term life insurance program provides two times final annual base salary for an employee who dies while an active employee, up to a maximum of $1,500,000. Upon the death of one of the Named Executive Officers, payment is made to the beneficiary of record for the group life insurance coverage.

As of December 31, 2017, none of the Named Executive Officers met the eligibility for post-retirement death benefits under the frozen Officers' Death Benefit Plan.

In the event of death during employment an unvested participant of the pension plan who dies while employed vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

DISABILITY

Short-term disability benefits provide for 100% of base pay (salary and bonus) for the initial twelve weeks of disability and 60% of base pay for the remainder of short-term disability for a total period of up to six months. In the event of long-term disability, the Company has an insurance plan that provides a maximum monthly benefit to executives and officers of the Company of $15,000 per month. The maximum benefit period for the long-term disability benefit varies depending upon the age on date of disability. Qualified long-term disability participants also receive continuation of medical coverage for up to 24 months.

2017 PERFORMANCE BONUSES

All amounts shown for Bonuses include Corporate Performance Bonuses, Personal Bonuses, Performance Leveraged Stock Unit bonuses, Restricted Stock Unit bonuses and are calculated at target level for 2017 performance.

ACCELERATED VESTING OF RESTRICTED STOCK

The amounts shown assume vesting as of December 31, 2017, of restricted stock units at the December 29, 2017, closing price of $37.52. The amounts shown do not include any vested stock awards.

PERFORMANCE LEVERAGE STOCK UNIT BONUS

The amounts shown for the Performance Leveraged Stock Unit Bonus in the event of a Change of Control assume target payout and a stock price of $37.52, the December 29, 2017, closing price, because there is no change of control price to determine actual payout, as contemplated by the PSU program.

RESTRICTED STOCK UNIT BONUS

The amounts shown for the Restricted Stock Unit Bonus in the event of termination following a change of control represent the target bonus granted upon a change of control for the year of the change of control in the form of restricted stock units that are then subject to a vesting period beginning with one-third vesting the following January 1 and the following two-thirds each vesting with the two anniversaries after the initial vesting. The vesting accelerates upon a termination of employment after a change of control. The figures shown represent target payout and a stock price of $37.52, the December 29, 2017, closing price.

INCREMENTAL NON-QUALIFIED PENSION

The amounts shown as Incremental Non-Qualified Pension are based on three additional years of service credit following termination of employment in the case of change of control for those Named Executive Officers who participate in the 2008 Executive Change of Control Plan. All amounts payable are based upon the same assumptions and plan provisions used in the Summary Compensation Table and Pension Benefits Table, except that the Termination After Change of Control calculation does not include a present value discount.

HEALTH CARE BENEFITS

The value of health care benefits disclosed below is based on the incremental additional cost to the Company for the length of coverage specified in the Long-Term Disability Plan, Executive Severance Plan, or the Executive Change of Control Plans, except that for Change of Control, the amount is determined without any present value discount.

LIFE INSURANCE

Life insurance coverage and proceeds are provided under the terms of the Group Life Plan.

280G TAX GROSS-UP

The Company adopted an Executive Change of Control Plan in 2012 that eliminates a 280G tax gross-up, and provides for the payment of the higher of the change of control payment with the application of the excise tax imposed by Section 4999 of the Code, or a reduced change of control payment to an amount at which the excise tax does not apply.

Effective December 31, 2017, the 2008 Executive Change of Control Plan was amended to remove the 280G tax gross-up and incorporate the same "best net of tax" provision applied under the 2012 Executive Change of Control Plan.

The following tables describe the estimated potential payments upon termination or change of control of the Company for the Named Executive Officers. The amounts shown assume that the termination or change of control occurred on December 31, 2017. The actual amounts to be paid can only be determined at the time of such executive's separation from the Company.

POTENTIAL PAYMENTS ON TERMINATION

	Termination Not For Cause ($)	Change of Control ($)	Termination After Change of Control ($)	Death ($)	Disability ($)
Gary Goldberg					
Base Benefit	$ 2,600,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 1,950,000	$ 1,950,000	—	$ 1,950,000	$ 1,950,000
Restricted Stock Unit Bonus	—	—	$ 2,383,308	—	—
Performance Leveraged Stock Unit Bonus	$14,773,087	$14,773,087	$ 6,491,560	$14,773,087	$14,773,087
Change of Control Payment	—	—	$12,061,779	—	—
Accelerated Vesting of Restricted Stock Units	$ 2,528,060	—	$ 5,856,722	$ 5,856,722	$ 5,856,722
Incremental Non-Qualified Pension	—	—	$ 2,492,240	—	—
Health Care Benefits and Life Insurance Coverage	$ 48,032	—	$ 102,475	—	—
Life Insurance Proceeds	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 13,500	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—
Total	$21,912,679	$16,723,087	$29,401,584	$24,079,809	$22,579,809
Nancy Buese					
Base Benefit	$ 900,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 675,000	$ 675,000	—	$ 675,000	$ 675,000
Restricted Stock Unit Bonus	—	—	$ 787,470	—	—
Performance Leveraged Stock Unit Bonus	$ 555,146	$ 555,146	$ 1,110,404	$ 1,665,550	$ 1,665,550
Change of Control Payment	—	—	$ 3,375,000	—	—
Accelerated Vesting of Restricted Stock Units	$ 1,051,798	—	$ 2,727,366	$ 2,727,366	$ 2,727,366
Incremental Non-Qualified Pension	—	—	$ 109,104	—	—
Health Care Benefits and Life Insurance Coverage	$ 28,398	—	$ 32,192	—	—
Life Insurance Proceeds	—	—	—	$ 1,350,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 13,500	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—
Total	$ 3,223,842	$ 1,230,146	$ 8,155,036	$ 6,417,917	$ 5,067,917
Randy Engel					
Base Benefit	$ 945,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 567,000	$ 567,000	—	$ 567,000	$ 567,000
Restricted Stock Unit Bonus	—	—	$ 629,998	—	—
Performance Leveraged Stock Unit Bonus	$ 4,393,892	$ 4,393,892	$ 1,715,940	$ 4,393,892	$ 4,393,892
Change of Control Payment	—	—	$ 4,493,646	—	—
Accelerated Vesting of Restricted Stock Units	$ 1,641,913	—	$ 4,140,294	$ 4,140,294	$ 4,140,294
Incremental Non-Qualified Pension	—	—	$ 3,612,309	—	—
Health Care Benefits and Life Insurance Coverage	$ 39,927	—	$ 85,718	—	—
Life Insurance Proceeds	—	—	—	$ 1,260,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 13,500	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—
Total	$ 7,601,232	$ 4,960,892	$14,691,405	$10,361,187	$ 9,101,187

	Termination Not For Cause ($)	Change of Control ($)	Termination After Change of Control ($)	Death ($)	Disability ($)
Stephen Gottesfeld					
Base Benefit	$ 795,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 447,978	$ 447,978	—	$ 447,978	$ 447,978
Restricted Stock Unit Bonus	—	—	$ 476,992	—	—
Performance Leveraged Stock Unit Bonus	$ 3,230,697	$ 3,230,697	$ 1,281,496	$ 3,230,697	$ 3,230,697
Change of Control Payment	—	—	$ 3,416,589	—	—
Accelerated Vesting of Restricted Stock Units	$ 1,136,443	—	$ 2,845,892	$ 2,845,892	$ 2,845,892
Incremental Non-Qualified Pension	—	—	$ 2,335,054	—	—
Health Care Benefits and Life Insurance Coverage	$ 39,949	—	$ 85,860	—	—
Life Insurance Proceeds	—	—	—	$ 1,060,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 13,500	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—
Total	$ 5,663,567	$ 3,678,675	$10,455,382	$ 7,584,567	$ 6,524,567
Thomas Palmer					
Base Benefit	$ 1,125,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$ 937,500	$ 937,500	—	$ 937,500	$ 937,500
Restricted Stock Unit Bonus	—	—	$ 874,966	—	—
Performance Leveraged Stock Unit Bonus	$ 3,905,157	$ 3,905,157	$ 2,383,270	$ 3,905,157	$ 3,905,157
Change of Control Payment	—	—	$ 5,062,500	—	—
Accelerated Vesting of Restricted Stock Units	$ 757,079	—	$ 1,950,740	$ 1,950,740	$ 1,950,740
Incremental Non-Qualified Pension	—	—	$ 45,916	—	—
Health Care Benefits and Life Insurance Coverage	$ 78,287	—	$ 78,287	—	—
Life Insurance Proceeds	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 13,500	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—
Total	$ 6,816,522	$ 4,842,657	$10,409,180	$ 8,293,396	$ 6,793,396

EXECUTIVE COMPENSATION RISK ASSESSMENT

We believe that Newmont's compensation program for the Chief Executive Officer and Officers is structured in a way that balances risk and reward, yet mitigates the incentive for excessive risk taking. Beyond prudent plan design and compensation policies, in April 2017, an independent third-party team (from Mercer) completed a risk assessment of the executive compensation program at the request of the LDCC.

Overall, the Risk Assessment found that the compensation programs at Newmont align with stockholder interests, reward pay-for-performance, and do not promote unnecessary and excessive risk. The program is appropriately balanced between fixed and pay "at-risk." Furthermore, it was determined that the LDCC provides appropriate oversight by reviewing and approving incentive program goals and payments, and has the discretion to adjust results for unusual and/or extraordinary items.

The key features mitigating risk in Newmont's compensation program across various time horizons are summarized below:

Short-Term (0-2 years)

- Programs measure performance via multiple metrics, aligning executives with the Company's annual business plan
- The AICP incorporates threshold performance levels as well as caps on overall payouts

Medium- to Long-Term (3+ years)

- All LTI award vehicles are denominated in shares, aligning with stockholder interests
- Equity awards have three-year vesting provisions, which promote long-term value creation, aid in retention, and reduce the potential for short-term risk taking
- Payouts of PSU awards are tied to absolute stock price and relative TSR performance, providing an additional link to shareholder value; PSU awards are capped at 200% of target
- Anti-hedging/pledging policies, a clawback policy, and stock ownership guidelines provide further alignment with and protection to stockholders
- The Committee's compensation consultant is independent, ensuring unbiased oversight of the Company's compensation programs

Relative to the SEC considerations for evaluating employee compensation risk, no concerns were identified.

PAY RATIO OF CHIEF EXECUTIVE OFFICER COMPENSATION TO MEDIAN EMPLOYEE COMPENSATION

Newmont has determined that the 2017 annual total compensation of the estimated median compensated employee who was employed as of October 3, 2017, excluding the CEO, Gary Goldberg, was $121,008. Mr. Goldberg's annual total compensation for 2017 was $13,827,445. Mr. Goldberg's annual total compensation is one hundred and fourteen times (or a ratio of 114 to 1) that of the estimated median compensated Newmont employee. This pay ratio is a reasonable estimate calculated in accordance with SEC rules based on our payroll and employment records and the methodology described below.

As of October 3, 2017, Newmont's population consisted of approximately 12,500 employees, including all seasonal and temporary employees. To identify the median compensated employee, we used a consistently applied compensation measure ("CACM"); in our case this has been defined as base salary excluding overtime and other incentives which provides a reasonable estimate of compensation received. Salaries are annualized for employee starting employment in 2017, but not adjusted for part-time status. This is reported in local currency and is then consistently converted using the 2017 year-to-date exchange rates outlined below. No cost of living adjustments are applied. A small group of employees in a single geographic location (less than 0.5% of the total employee population) was excluded for data quality purposes. Based on the CACM, a group of employees were identified as the median employee, as they all share a common base salary. To arrive at the median employee for Newmont; actual total compensation of all selected employees was calculated in alignment with the method for calculating NEO total compensation. The resulting median from this population is identified as the 2017 median compensated employee as disclosed above.

Newmont compensation practices and programs ensure compensation programs are fair, equitable, globally compliant and are aligned with Newmont's business objectives. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions, and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies and assumptions in calculating their pay ratios.

Year-to-date foreign exchange rates as of October 3, 2017: AUD to USD 0.7666, GHS to USD 0.2283, EUR to USD 1.1151, IDR to USD 0.000075, CAD to USD 0.766, PEN to USD 0.32673, SRD to USD 0.1334.



PROPOSAL NO. 3 — RATIFY APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors (the "Audit Committee") of Newmont Mining Corporation and its subsidiaries ("Newmont" or the "Company") evaluates the selection of independent auditors each year and has selected Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2018. In September 2014, the Company formally engaged EY as its independent registered public accounting firm for the fiscal year ended December 31, 2015. EY has continued to serve as the Company's independent registered public accounting firm since that time.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm retained to audit the Company's consolidated financial statements. In accordance with its commitment to sound corporate governance practices, the Audit Committee reviews whether it is in the Company's best interests to rotate the Company's independent registered public accounting firm ("independent auditor"). In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent auditor, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and its Chair are also directly involved with the selection, review and evaluation of the lead engagement partner and the negotiation of audit fees. The Audit Committee reviews the performance of the independent auditor annually. In conducting its review, the Audit Committee considered, among other things:

- the professional qualifications and effectiveness of EY, the lead audit partner and other key engagement partners;
- EY's historical and recent performance on the Company's audit, including the extent and quality of EY's communications with the Audit Committee;
- an analysis of EY's known legal risks and significant proceedings that may impair its ability to perform the Company's annual audit;
- data relating to audit quality and performance, including the most recent Public Company Accounting Oversight Board ("PCAOB") reports on EY and its peer firms;
- the appropriateness of EY's fees on an absolute basis and as compared with fees paid by certain peer firms;
- EY's independence policies and its processes for maintaining its independence;
- EY's tenure as the Company's independent auditor and its depth of understanding of the Company's global business, operations and systems, accounting policies and practices, including the potential effect on the financial statements of the major risks and exposures facing the Company, and internal control over financial reporting;
- EY's demonstrated professional integrity and objectivity, including through rotation of the lead audit partner and other key engagement partners;
- EY's capability, expertise and efficiency in handling the breadth and complexity of the Company's global operations, including of the lead audit partner and other key engagement partners; and
- the advisability and potential impact of selecting a different independent public accounting firm.

As a result of its evaluation of EY's qualifications, performance and independence, the Board and the Audit Committee believe that the continued retention of EY to serve as the Company's independent auditor for the year ending December 31, 2018, is in the best interests of the Company and its stockholders. As a matter of good corporate governance, the Board and the Audit Committee submit the selection of the independent auditor to our stockholders for ratification in connection with the 2018 Annual Meeting. If the selection of EY is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its selection of an independent auditor in light of that vote result. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

We expect that a representative of EY will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

Board of Directors Recommendation

The Board of Directors unanimously recommends that you vote "**FOR**" the ratification of EY as Newmont's independent registered public accounting firm for the fiscal year ended December 31, 2018.

INDEPENDENT AUDITORS FEES

EY billed the following fees in 2017 and 2016 for professional services rendered to Newmont:

	2017	2016
Audit Fees[1]	$4,750,000	$5,261,625
Audit-Related Fees[2]	$ 78,000	$ 245,000
Tax Fees[3]	$ 278,153	$ 487,701
All Other Fees[4]	$ 1,000	—
Total[5]	$5,107,153	$5,994,326

(1) Audit Fees were primarily for professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of documents filed with the SEC, consents, comfort letters and financial accounting and reporting consultations.

(2) Audit-Related Fees were primarily for professional services rendered for other attest services and the audits of disposed businesses in 2016.

(3) Tax Fees were for professional services related to general tax consultation, tax advisory, tax compliance and international tax matters.

(4) All Other Fees were for education on recently issued accounting pronouncements.

(5) The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of our independent registered public accounting firm.

The Audit Committee has established procedures for engagement of the Company's independent registered public accounting firm to perform services other than audit, review and attest services.

In order to safeguard the independence of the Company's independent registered public accounting firm, for each engagement to perform such non-audit service, (a) management and EY affirm to the Audit Committee that the proposed non-audit service is not prohibited by applicable laws, rules or regulations; (b) management describes the reasons for hiring EY to perform the services; and (c) EY affirms to the Audit Committee that it is qualified to perform the services.

The Audit Committee pre-approves and reviews audit and non-audit services performed by EY as well as the fees charged by EY for such services and is provided with quarterly reporting on actual spending. The Audit Committee has delegated to its Chair its authority to pre-approve such services in limited circumstances, and any such pre-approvals are reported to the Audit Committee at its next regular meeting and ratified. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. All services provided by EY in 2017 and 2016 were permissible under applicable laws, rules and regulations and were pre-approved by the Audit Committee in accordance with its procedures. The Audit Committee considered the amount of non-audit services provided by EY in assessing its independence.

For additional information concerning the Audit Committee and its activities with EY, see "Corporate Governance" and "Report of the Audit Committee" in this Proxy Statement.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The Audit Committee has adopted a Charter that describes its responsibilities in detail. The Charter is available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

The primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics, rests with the management of the Company. The Audit Committee's primary purpose is to oversee the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor's selection, compensation, retention, qualifications, performance, objectivity and independence, the performance of the Company's internal audit function, treasury and finance matters and enterprise risk management, privacy and data security. The Audit Committee reviews the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the Board have established, and the audit, accounting and financial reporting process. Additional information about the Audit Committee's role in corporate governance can be found in the Audit Committee's Charter.

The Audit Committee has reviewed and discussed with management and EY, the Company's independent auditors, the audited financial statements of the Company for the fiscal year ended December 31, 2017, and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and independent registered public accounting firm's audit of internal control over financial reporting as of December 31, 2017.

The Audit Committee has discussed with EY the matters required to be discussed by the applicable Public Company Accounting Oversight Board ("PCAOB") rules, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Audit Committee has received and reviewed the disclosure and letter required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed EY's independence with them, and considered whether the non-audit services provided by the independent registered public accounting firm to the Company are compatible with maintaining the firm's independence.

The Company also has an internal audit department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan at least once a year and receives updates of internal audit results throughout the year. The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met regularly with the internal auditors and the independent registered public accounting firm to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2017, for filing with the Securities and Exchange Commission.

Submitted by the members of the Audit Committee of the Board of Directors:

Bruce R. Brook, Chair
J. Kofi Bucknor
Julio M. Quintana

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

OTHER MATTERS

The Board of Directors does not intend to bring other matters before the Annual Meeting, except items incident to the conduct of the meeting. However, on all matters properly brought before the meeting by the Board of Directors or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment. Additional information about Newmont, including its Annual Report on Form 10-K, is available through the Company's website, at www.newmont.com.



ANNEX A

NON-GAAP COMPENSATION MEASURES — ANNEX A-1

2017 CORPORATE PERFORMANCE BONUS EBITDA

Management of the Company uses Corporate Performance Bonus Adjusted Earnings before interest, taxes and depreciation and amortization (CPB EBITDA) to evaluate the Company's performance for compensation purposes in connection with the calculation of the Corporate Performance Bonus results. Under the program, CPB EBITDA may be adjusted for one-time accounting items such as asset sales and impairments and for certain commodity and currency impacts as compared to the previously approved annual budget plan which are not in management's control. CPB EBITDA differs from what is reported under accounting principles generally accepted in the U.S. Further to the discussion of this metric in the section "2017 Compensation" of the Company's 2018 Proxy Statement, a reconciliation of CPB EBITDA for the year-ended December 31, 2017, appears below.

	Year Ended December 31, 2017[1]
Net income (loss) attributable to Newmont stockholders	$ (98)
Net income (loss) attributable to noncontrolling interests, net of tax	11
Loss (income) from discontinued operations, net of tax[2]	38
Equity loss (income) of affiliates	16
Income and mining tax expense (benefit)	1,125
Depreciation and amortization	1,249
Interest expense, net	241
EBITDA	$ 2,582
EBITDA attributable to noncontrolling interest from continuing operations[3]	(110)
EBITDA attributable to Newmont stockholders	$ 2,472
2017 Allowable Adjustments[4]	6
CPB ADJUSTED EBITDA	$ 2,478
Newmont Shares outstanding as of December 31, 2017	533,397,643
CPB Adjusted EBITDA per Share	$ 4.65

(1) Dollars in table above are represented in millions.

(2) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $(24) and (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $4.

(3) EBITDA attributable to noncontrolling interest from continuing operations is calculated by adding the following amounts attributable to noncontrolling interests: net income (loss) from continuing operations, net of tax of $11; income and mining tax expense (benefit) of $5; interest expense of $1; and depreciation and amortization of $93.

(4) CPB related adjustments include asset impairments.

Investors are cautioned that CPB EBITDA is considered a compensation-related measure by management and should not be confused with the Company's EBITDA or Adjusted EBITDA reported and reconciled in the Company's Form 10-K under the heading "Part II — Item 7 — MD&A — Non-GAAP Financial Measures" and which are also set forth below in this Annex A. Management of the Company uses EBITDA and EBITDA adjusted for non-core or unusual items (Adjusted EBITDA) as non-GAAP measures to evaluate the Company's operating performance. EBITDA and Adjusted EBITDA are non-U.S. GAAP measures. EBITDA, Adjusted EBITDA or CPB EBITDA do not represent, and should not be considered an alternative to, net earnings (loss), operating earnings (loss), or cash flow from operations as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. generally accepted accounting principles (GAAP). These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Unless otherwise noted, we present the Non-GAAP financial measures of our continuing operations in the tables below.

Our management uses adjusted net income, adjusted net income per diluted share and Adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis; as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; as useful comparisons to the performance of our competitors; and as metrics of certain management incentive compensation calculations. We believe that adjusted net income, adjusted net income per diluted share and Adjusted EBITDA are used by and are useful to investors and other users of our financial statements in evaluating our operating performance because they provide an additional tool to evaluate our performance without regard to special and non-core items, which can vary substantially from company to company depending upon accounting methods and book value of assets and capital structure. We have provided reconciliations of all non-GAAP measures to their nearest U.S. GAAP measures and have consistently applied the adjustments within our reconciliations in arriving at each non-GAAP measure. These adjustments consist of special items from our U.S. GAAP financial statements as well as other non-core items, such as property, plant and mine development impairments, restructuring costs, gains and losses on asset sales, abnormal production costs and transaction/acquisition costs included in our U.S. GAAP results that warrant adjustment to arrive at non-GAAP results. We consider these items to be necessary adjustments for purposes of evaluating our ongoing business performance. Such adjustments are subjective and involve significant management judgment.

For additional information, see Company's Form 10-K under the heading "Part II — Item 7 — MD&A — Non-GAAP Financial Measures" available on www.sec.gov or www.newmont.com.

ADJUSTED NET INCOME (LOSS)

Management uses Adjusted net income (loss) to evaluate the Company's operating performance and for planning and forecasting future business operations. The Company believes the use of Adjusted net income (loss) allows investors and analysts to understand the results of the continuing operations of the Company and its direct and indirect subsidiaries relating to the sale of products, by excluding certain items that have a disproportionate impact on our results for a particular period. Adjustments to continuing operations are presented before tax and net of our partners' noncontrolling interests, when applicable. The tax effect of adjustments is presented in the Tax effect of adjustments line and is generally calculated using the Company's statutory effective tax rate of 35%.

Management's determination of the components of Adjusted net income (loss) are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. *Net income (loss) attributable to Newmont stockholders* is reconciled to Adjusted net income (loss) as follows:

	Years Ended December 31,		
	2017	2016	2015
Net income (loss) attributable to Newmont stockholders	$ (98)	$ (627)	$ 220
Net loss (income) attributable to Newmont stockholders from discontinued operations[1]	38	407	(221)
Net income (loss) attributable to Newmont stockholders from continuing operations	(60)	(220)	(1)
Reclamation and remediation charges, net[2]	64	51	145
Loss (gain) on asset and investment sales[3]	(23)	(108)	(118)
Restructuring and other, net[4]	9	27	29
Impairment of long-lived assets, net[5]	13	516	42
Acquisition cost adjustments[6]	2	10	19
Loss on debt repayment[7]	—	55	—
La Quinua leach pad revision, net[8]	—	26	—
Impairment of investments[9]	—	—	115
Gain on deconsolidation of TMAC[10]	—	—	(76)
Ghana Investment Agreement[11]	—	—	27
Tax effect of adjustments[12]	(22)	(238)	(64)
Adjustment to equity method investment[13]	7	—	—
Re-measurement due to the Tax Cuts and Jobs Act[14]	306	—	—
Tax restructuring related to the Tax Cuts and Jobs Act[15]	395	—	—
Valuation allowance and other tax adjustments[16]	89	500	209
Adjusted net income (loss)	$ 780	$ 619	$ 327
Net income (loss) per share, basic	$(0.18)	$(1.18)	$ 0.43
Net loss (income) attributable to Newmont stockholders from discontinued operations	0.07	0.77	(0.43)
Net income (loss) attributable to Newmont stockholders from continuing operations	(0.11)	(0.41)	—
Reclamation and remediation charges, net	0.12	0.09	0.28
Loss (gain) on asset and investment sales	(0.04)	(0.20)	(0.22)
Restructuring and other, net	0.01	0.05	0.05
Impairment of long-lived assets, net	0.01	0.97	0.08
Acquisition cost adjustments	—	0.02	0.03
Loss on debt repayment	—	0.11	—
La Quinua leach pad revision, net	—	0.05	—
Impairment of investments	—	—	0.22
Gain on deconsolidation of TMAC	—	—	(0.14)
Ghana Investment Agreement	—	—	0.05
Tax effect of adjustments	(0.03)	(0.46)	(0.13)
Adjustment to equity method investment	0.01	—	—
Re-measurement due to the Tax Cuts and Jobs Act	0.57	—	—
Tax restructuring related to the Tax Cuts and Jobs Act	0.74	—	—
Valuation allowance and other tax adjustments	0.18	0.95	0.41
Adjusted net income (loss) per share, basic[17]	$ 1.46	$ 1.17	$ 0.63
Net income (loss) per share, diluted	$(0.18)	$(1.18)	$ 0.43
Net loss (income) attributable to Newmont stockholders from discontinued operations	0.07	0.77	(0.43)
Net income (loss) attributable to Newmont stockholders from continuing operations	(0.11)	(0.41)	—
Reclamation and remediation charges, net	0.12	0.09	0.28
Loss (gain) on asset and investment sales	(0.04)	(0.20)	(0.22)
Restructuring and other, net	0.01	0.05	0.05
Impairment of long-lived assets, net	0.01	0.97	0.08
Acquisition cost adjustments	—	0.02	0.03
Loss on debt repayment	—	0.11	—
La Quinua leach pad revision, net	—	0.05	—

| | Years Ended December 31, | | |
	2017	2016	2015
Impairment of investments	—	—	0.22
Gain on deconsolidation of TMAC	—	—	(0.14)
Ghana Investment Agreement	—	—	0.05
Tax effect of adjustments	(0.03)	(0.46)	(0.13)
Adjustment to equity method investment	0.01	—	—
Re-measurement due to the Tax Cuts and Jobs Act	0.57	—	—
Tax restructuring related to the Tax Cuts and Jobs Act	0.74	—	—
Valuation allowance and other tax adjustments	0.18	0.94	0.41
Adjusted net income (loss) per share, diluted[17]	$ 1.46	$ 1.16	$ 0.63
Weighted average common shares (millions):			
Basic	533	530	516
Diluted	535	532	516

(1) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $(24), $(19) and $11, respectively, and (ii) Batu Hijau operations, presented net of tax expense (benefit) of $-, $309 and $253, respectively, and loss (income) attributable to noncontrolling interests of $-, $(274) and $(224), respectively, (iii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $4, $- and $-, respectively, and (iv) the loss on sale of Batu Hijau, which has been recorded on an attributable basis.

(2) Reclamation and remediation charges, included in *Reclamation and remediation*, represent revisions to reclamation and remediation plans and cost estimates at the Company's former historic mining operations. The 2017 charges include adjustments at the Rain, Midnite, Resurrection and San Luis remediation and closure sites in December 2017. The 2016 charges include adjustments to reclamation liabilities associated with the review of the Yanacocha long-term mining and closure plans in December 2016. The 2015 charges include adjustments to remediation liabilities associated with revisions to the remediation plan of the Midnite mine in December 2015. Amounts are presented net of income (loss) attributable to noncontrolling interests of $-, $(37) and $-, respectively.

(3) Loss (gain) on asset and investment sales, included in *Other income, net*, primarily represents a gain from the exchange of our interest in the Fort á la Corne joint venture for equity ownership in Shore Gold in June 2017, the sale of our holdings in Regis in March 2016, income recorded in September 2016 associated with contingent consideration from the sale of certain properties in Nevada during the first quarter of 2015, sales of Hemlo mineral rights in Canada and the Relief Canyon mine in Nevada in March 2015, gains related to the sale of our holdings in EGR in July 2015 and Waihi in October 2015 and other gains or losses on asset sales.

(4) Restructuring and other, included in *Other expense, net*, primarily represents certain costs associated with severance and outsourcing costs and system integration costs during 2016 related to our acquisition of CC&V in August 2015. Amounts are presented net of income (loss) attributable to noncontrolling interests of $(5), $(5) and $(5), respectively.

(5) Impairment of long-lived assets, included in *Impairment of long-lived assets*, represents non-cash write-downs of long-lived assets. The 2016 impairments include $970 related to long-lived assets in Yanacocha in December 2016. Amounts are presented net of income (loss) attributable to noncontrolling interests of $(1), $(461) and $(14), respectively.

(6) Acquisition cost adjustments, included in *Other expense, net*, represent net adjustments to the contingent consideration and related liabilities associated with the acquisition of the final 33.33% interest in Boddington in June 2009. The 2015 adjustments also include costs related to our acquisition of CC&V in August 2015.

(7) Loss on debt repayment, included in *Other income, net*, represents the impact from the debt tender offer on our 2019 Senior Notes and 2039 Senior Notes in March 2016 and the debt tender offer on our 2022 Senior Notes in November 2016.

(8) La Quinua leach pad revision, included in *Costs applicable to sales and Depreciation and amortization*, represents a significant write-down of the estimated recoverable ounces at Yanacocha in September 2016. Amounts are presented net of income (loss) attributable to noncontrolling interests of $-, $(25) and $-, respectively.

(9) Impairment of investments, included in *Other income, net*, represents other-than-temporary impairments on equity and cost method investments.

(10) Gain on deconsolidation of TMAC, included in *Other income, net*, resulted from the deconsolidation of TMAC in July 2015.

(11) Ghana Investment Agreement, included in *Other expense, net*, represents a charge from the ratification of revised investment agreements by Ghana's Parliament in December 2015.

(12) The tax effect of adjustments, included in *Income and mining tax benefit (expense)*, represents the tax effect of adjustments in footnotes (2) through (11), as described above, and are calculated using the Company's statutory tax rate of 35%.

(13) Adjustment to equity method investment, included in *Equity income (loss) of affiliates* and presented net of tax expense (benefit) of $(3), $- and $-, respectively, represents non-cash write-downs of long-lived assets recorded at Minera La Zanja S.R.L. ("La Zanja") in December 2017.

(14) Re-measurement due to the Tax Cuts and Jobs Act, included in *Income and mining tax benefit (expense)*, represents the provisional re-measurement of our U.S. deferred tax assets and liabilities from 35% to the reduced tax rate of 21% of $346 and $8 for changes in executive compensation deductions, partially offset by the release of a valuation allowance on alternative minimum tax credits of $48.

(15) Tax restructuring related to the Tax Cuts and Jobs Act, included in *Income and mining tax benefit (expense)*, represents provisional changes resulting from restructuring our holding of non-U.S. operations for U.S. federal income tax purposes.

(16) Valuation allowance and other tax adjustments, included in *Income and mining tax benefit (expense)*, predominantly represent adjustments to remove the impact of our valuation allowances for items such as foreign tax credits, alternative minimum tax credits, capital losses and disallowed foreign losses. We believe that these valuation allowances cause significant fluctuations in our financial results that are not indicative of our underlying financial performance. The adjustments during 2017 are due to an increase to the valuation allowance on credit carryovers of $94, a decrease to the valuation allowance carried on the deferred tax asset for investments of $12 and other tax adjustments of $7. The adjustments during 2016 are due to an increase to the valuation allowance on the deferred tax asset related to the investment in Yanacocha of $288, a tax restructuring of $170, a decrease in the valuation allowance on capital loss carryover of $169, a carryback of 2015 tax loss to prior years of $124, an increase to the valuation allowance on tax credit carryovers of $70 and other tax adjustments of $17. The adjustments during 2015 are due to an increase in the valuation allowance on the deferred tax asset related to the investment in the Nimba project of $147, an increase to the valuation allowance on tax credit carryovers of $83, a decrease in the valuation allowance on capital loss carryovers of $68 and other tax adjustments of $47.

(17) Per share measures may not recalculate due to rounding.

EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION

Management uses Earnings before interest, taxes and depreciation and amortization ("EBITDA") and EBITDA adjusted for non-core or certain items that have a disproportionate impact on our results for a particular period ("Adjusted EBITDA") as non-GAAP measures to evaluate the Company's operating performance. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by GAAP, and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to EBITDA and Adjusted EBITDA as follows:

	Years Ended December 31,		
	2017	2016	2015
Net income (loss) attributable to Newmont stockholders	$ (98)	$ (627)	$ 220
Net income (loss) attributable to noncontrolling interests	11	(296)	84
Net loss (income) from discontinued operations[1]	38	133	(445)
Equity loss (income) of affiliates	16	13	45
Income and mining tax expense (benefit)	1,125	563	391
Depreciation and amortization	1,249	1,220	1,102
Interest expense, net	241	273	297
EBITDA	$2,582	$1,279	$1,694

	Years Ended December 31,		
	2017	2016	2015
Adjustments:			
Reclamation and remediation charges[2]	$ 64	$ 88	$ 145
Loss (gain) on asset and investment sales[3]	(23)	(108)	(118)
Restructuring and other[4]	14	32	34
Impairment of long-lived assets[5]	14	977	56
Acquisition cost adjustments[6]	2	10	19
Loss on debt repayment[7]	—	55	—
La Quinua leach pad revision[8]	—	32	—
Impairment of investments[9]	—	—	115
Gain on deconsolidation of TMAC[10]	—	—	(76)
Ghana Investment Agreement[11]	—	—	27
Adjusted EBITDA	$ 2,653	$ 2,365	$ 1,896

(1) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $(24), $(19) and $11, respectively, and (ii) Batu Hijau operations, presented net of tax expense (benefit) of $-, $309 and $253, respectively, (iii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $4, $- and $-, respectively, and (iv) the loss on sale of Batu Hijau, which has been recorded on an attributable basis.

(2) Reclamation and remediation charges, included in *Reclamation and remediation*, represent revisions to reclamation and remediation plans and cost estimates at the Company's former historic mining operations. The 2017 charges include adjustments at the Rain, Midnite, Resurrection and San Luis remediation and closure sites in December 2017. The 2016 charges include adjustments to reclamation liabilities associated with the review of the Yanacocha long-term mining and closure plans in December 2016. The 2015 charges include adjustments to remediation liabilities associated with revisions to the remediation plan of the Midnite mine in December 2015.

(3) Loss (gain) on asset and investment sales, included in *Other income, net*, primarily represents a gain from the exchange of our interest in the Fort á la Corne joint venture for equity ownership in Shore Gold in June 2017, the sale of our holdings in Regis in March 2016, income recorded in September 2016 associated with contingent consideration from the sale of certain properties in Nevada during the first quarter of 2015, sales of Hemlo mineral rights in Canada and the Relief Canyon mine in Nevada in March 2015, gains related to the sale of our holdings in EGR in July 2015 and Waihi in October 2015 and other gains or losses on asset sales.

(4) Restructuring and other, included in *Other expense, net*, primarily represents certain costs associated with severance and outsourcing costs and system integration costs during 2016 related to our acquisition of CC&V in August 2015.

(5) Impairment of long-lived assets, included in *Impairment of long-lived assets*, represents non-cash write-downs of long-lived assets. The 2016 impairments include $970 related to long-lived assets in Yanacocha in December 2016.

(6) Acquisition cost adjustments, included in *Other expense, net*, represent net adjustments to the contingent consideration and related liabilities associated with the acquisition of the final 33.33% interest in Boddington in June 2009. The 2015 adjustments also include costs related to our acquisition of CC&V in August 2015.

(7) Loss on debt repayment, included in *Other income, net*, represents the impact from the debt tender offer on our 2019 Senior Notes and 2039 Senior Notes in March 2016 and the debt tender offer on our 2022 Senior Notes in November 2016.

(8) La Quinua leach pad revision, included in *Costs applicable to sales*, represents a significant write-down of the estimated recoverable ounces at Yanacocha in September 2016.

(9) Impairment of investments, included in *Other income, net*, represents other-than-temporary impairments on equity and cost method investments.

(10) Gain on deconsolidation of TMAC, included in *Other income, net*, resulted from the deconsolidation of TMAC in July 2015.

(11) Ghana Investment Agreement, included in *Other expense, net*, represents a charge from the ratification of revised investment agreements by Ghana's Parliament in December 2015.

FREE CASH FLOW

Management uses Free Cash Flow as a non-GAAP measure to analyze cash flows generated from operations. Free Cash Flow is Net cash provided by (used in) operating activities less Net cash provided by (used in) operating activities of discontinued operations less Additions to property, plant and mine development as presented on the Consolidated Statements of Cash Flows. The Company believes Free Cash Flow is also useful as one of the bases for comparing the Company's performance with its competitors. Although Free Cash Flow and similar measures are frequently used as measures of cash flows generated from operations by other companies, the Company's calculation of Free Cash Flow is not necessarily comparable to such other similarly titled captions of other companies.

The presentation of non-GAAP Free Cash Flow is not meant to be considered in isolation or as an alternative to net income as an indicator of the Company's performance, or as an alternative to cash flows from operating activities as a measure of liquidity as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. The Company's definition of Free Cash Flow is limited in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flow as a measure that provides supplemental information to the Company's Consolidated Statements of Cash Flows.

The following table sets forth a reconciliation of Free Cash Flow, a non-GAAP financial measure, to Net cash provided by (used in) operating activities, which the Company believes to be the GAAP financial measure most directly comparable to Free Cash Flow, as well as information regarding Net cash provided by (used in) investing activities and Net cash provided by (used in) financing activities.

	Years Ended December 31,		
	2017	2016	2015
Net cash provided by (used in) operating activities	$2,335	$ 2,792	$ 2,145
Less: Net cash used in (provided by) operating activities of discontinued operations	15	(869)	(557)
Net cash provided by (used in) operating activities of continuing operations	2,350	1,923	1,588
Less: Additions to property, plant and mine development	(866)	(1,133)	(1,311)
Free Cash Flow	$1,484	$ 790	$ 277
Net cash provided by (used in) investing activities[1]	$ (961)	$ (80)	$(2,041)
Net cash provided by (used in) financing activities	$ (864)	$(1,817)	$ 302

(1) *Net cash provided by (used in) investing activities includes Additions to property, plant and mine development*, which is included in the Company's computation of Free Cash Flow.

ALL-IN SUSTAINING COSTS

Newmont has worked to develop a metric that expands on GAAP measures, such as cost of goods sold, and non-GAAP measures, such as Costs applicable to sales per ounce, to provide visibility into the economics of our mining operations related to expenditures, operating performance and the ability to generate cash flow from our continuing operations.

Current GAAP-measures used in the mining industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop and sustain production. Therefore, we believe that all-in sustaining costs is a non-GAAP measure that provides additional information to management, investors and analysts that aid in the understanding of the economics of our operations and performance compared to other producers and in the investor's visibility by better defining the total costs associated with production.

All-in sustaining cost ("AISC") amounts are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in International Financial Reporting Standards ("IFRS"), or by reflecting the benefit from selling non-gold metals as a reduction to AISC. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company's internal policies.

The following disclosure provides information regarding the adjustments made in determining the all-in sustaining costs measure:

Costs applicable to sales — Includes all direct and indirect costs related to current production incurred to execute the current mine plan. We exclude certain exceptional or unusual amounts from Costs applicable to sales ("CAS"), such as significant revisions to recovery amounts. CAS includes by-product credits from certain metals obtained during the process of extracting and processing the primary ore-body. CAS is accounted for on an accrual basis and excludes Depreciation and amortization and Reclamation and remediation, which is consistent with our presentation of CAS on the Consolidated Statements of Operations. In determining AISC, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is derived from the CAS presented in the Company's Consolidated Statements of Operations less the amount of CAS attributable to the production of copper at our Phoenix and Boddington mines. The copper CAS at those mine sites is disclosed in Note 5 to the Consolidated Financial Statements. The allocation of CAS between gold and copper at the Phoenix and Boddington mines is based upon the relative sales value of gold and copper produced during the period.

Reclamation costs — Includes accretion expense related to Asset Retirement Obligation ("ARO") and the amortization of the related Asset Retirement Cost ("ARC") for the Company's operating properties. Accretion related to the ARO and the amortization of the ARC assets for reclamation does not reflect annual cash outflows but are calculated in accordance with GAAP. The accretion and amortization reflect the periodic costs of reclamation associated with current production and are therefore included in the measure. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines.

Advanced projects, research and development and exploration — Includes incurred expenses related to projects that are designed to increase or enhance current production and exploration. We note that as current resources are depleted, exploration and advanced projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves. As this relates to sustaining our production, and is considered a continuing cost of a mining company, these costs are included in the AISC measure. These costs are derived from the *Advanced projects, research and development and Exploration* amounts presented in the Consolidated Statements of Operations less the amount attributable to the production of copper at our Phoenix and Boddington mines. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines.

General and administrative — Includes costs related to administrative tasks not directly related to current production, but rather related to support our corporate structure and fulfill our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility of the impact that general and administrative activities have on current operations and profitability on a per ounce basis.

Other expense, net — We exclude certain exceptional or unusual expenses from *Other expense, net,* such as restructuring, as these are not indicative to sustaining our current operations. Furthermore, this adjustment to *Other expense, net* is also consistent with the nature of the adjustments made to Net income (loss) attributable to Newmont stockholders as disclosed in the Company's non-GAAP financial measure Adjusted net income (loss). The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines.

Treatment and refining costs — Includes costs paid to smelters for treatment and refining of our concentrates to produce the salable metal. These costs are presented net as a reduction of Sales on our Consolidated Statements of Operations.

Sustaining capital — We determined sustaining capital as those capital expenditures that are necessary to maintain current production and execute the current mine plan. Capital expenditures to develop new operations, or related to projects at existing operations where these projects will enhance production or reserves, are generally considered development. We determined the classification of sustaining and development capital projects based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital costs are relevant to the AISC metric as these are needed to maintain the Company's current operations and provide improved transparency related to our ability to finance these expenditures from current operations. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Phoenix and Boddington mines.

Years Ended December 31, 2017	Costs Applicable to Sales[1][2][3]	Reclamation Costs[4]	Advanced Projects, Research and Development and Exploration[5]	General and Administrative	Other Expense, Net[6]	Treatment and Refining Costs	Sustaining Capital[7]	All-In Sustaining Costs	Ounces (000)/ Pounds (millions) Sold	All-In Sustaining Costs per oz/lb[8]
Gold										
Carlin	$ 795	$ 6	$ 18	$ 3	$—	$—	$174	$ 996	967	$1,030
Phoenix	181	5	4	1	1	9	17	218	210	1,034
Twin Creeks	226	3	9	2	1	—	38	279	369	756
Long Canyon	59	1	—	—	—	—	3	63	174	364
CC&V	285	3	10	1	—	1	33	333	457	729
Other North America	—	—	49	—	1	—	9	59	—	—
North America	1,546	18	90	7	3	10	274	1,948	2,177	895
Yanacocha	504	66	25	4	4	—	38	641	537	1,194
Merian	238	2	14	—	—	—	37	291	509	572
Other South America	—	—	59	12	—	—	—	71	—	—
South America	742	68	98	16	4	—	75	1,003	1,046	959
Boddington	562	6	2	—	—	21	66	657	787	835
Tanami	251	2	4	1	—	—	63	321	408	787
Kalgoorlie	234	3	9	—	—	1	19	266	363	734
Other Australia	—	—	25	10	(1)	—	4	38	—	—
Australia	1,047	11	40	11	(1)	22	152	1,282	1,558	823
Ahafo	268	6	16	1	3	—	43	337	350	961
Akyem	272	13	3	—	1	—	26	315	474	664
Other Africa	—	—	21	6	—	—	—	27	—	—
Africa	540	19	40	7	4	—	69	679	824	823
Corporate and Other	—	—	53	195	6	—	10	264	—	—
Total Gold	$3,875	$116	$321	$236	$16	$32	$580	$5,176	5,605	$ 924
Copper										
Phoenix	$ 55	$ 2	$ 1	$ 1	$—	$ 1	$ 7	$ 67	32	$ 2.09
Boddington	108	1	—	—	—	12	13	134	79	1.69
Total Copper	$ 163	$ 3	$ 1	$ 1	$—	$13	$ 20	$ 201	111	$ 1.80
Consolidated	$4,038	$119	$322	$237	$16	$45	$600	$5,377		

(1) Excludes *Depreciation and amortization* and *Reclamation and remediation*.

(2) Includes by-product credits of $55 and excludes co-product copper revenues of $315.

(3) Includes stockpile and leach pad inventory adjustments of $65 at Carlin, $30 at Twin Creeks, $53 at Yanacocha, $22 at Ahafo and $28 at Akyem.

(4) Reclamation costs include operating accretion and amortization of asset retirement costs of $84 and $35, respectively, and exclude non-operating accretion and reclamation and remediation adjustments of $21 and $72, respectively.

(5) *Advanced projects, research and development* and *Exploration* of $23 at Long Canyon, $16 at Yanacocha, $17 at Tanami, $8 at Ahafo and $7 at Akyem are recorded in "Other" of the respective region for development projects.

(6) *Other expense*, net is adjusted for restructuring and other costs of $14 and acquisition cost adjustments of $2.

(7) Excludes development capital expenditures, capitalized interest and changes in accrued capital, totaling $266. The following are major development projects: Long Canyon, Merian, Quecher Main, Tanami Expansions, Tanami Power, Subika Underground and Ahafo Mill Expansion.

(8) Per ounce and per pound measures may not recalculate due to rounding.

Years Ended December 31, 2016	Costs Applicable to Sales[1][2][3]	Reclamation Costs[4]	Advanced Projects, Research and Development and Exploration[5]	General and Administrative	Other Expense, Net[6]	Treatment and Refining Costs	Sustaining Capital[7]	All-In Sustaining Costs	Ounces (000)/ Pounds (millions) Sold	All-In Sustaining Costs per oz/lb[8]
Gold										
Carlin	$ 797	$ 5	$ 19	$ 5	$—	$—	$163	$ 989	944	$1,048
Phoenix	164	5	1	1	1	8	12	192	205	937
Twin Creeks	234	3	8	1	—	—	33	279	455	613
Long Canyon	4	—	—	—	—	—	1	5	22	227
CC&V	216	4	11	2	—	—	10	243	391	621
Other North America	—	—	32	—	5	—	7	44	—	—
North America	1,415	17	71	9	6	8	226	1,752	2,017	869
Yanacocha	493	57	35	7	—	—	82	674	637	1,058
Merian	34	—	3	—	—	—	—	37	99	374
Other South America	—	—	57	6	—	—	—	63	—	—
South America	527	57	95	13	—	—	82	774	736	1,052
Boddington	530	6	1	—	—	22	51	610	787	775
Tanami	238	3	13	—	—	—	85	339	459	739
Kalgoorlie	257	5	5	—	—	7	19	293	378	775
Other Australia	—	—	8	15	5	—	6	34	—	—
Australia	1,025	14	27	15	5	29	161	1,276	1,624	786
Ahafo	313	6	28	—	1	—	54	402	349	1,152
Akyem	235	8	8	—	1	—	24	276	473	584
Other Africa	—	—	2	5	—	—	—	7	—	—
Africa	548	14	38	5	2	—	78	685	822	833
Corporate and Other	—	—	51	190	3	—	10	254	—	—
Total Gold	$3,515	$102	$282	$232	$16	$37	$557	$4,741	5,199	$ 912
Copper										
Phoenix	$ 99	$ 3	$ —	$ 1	$—	$ 3	$ 9	$ 115	40	$ 2.88
Boddington	126	1	—	—	—	13	12	152	76	2.00
Total Copper	$ 225	$ 4	$ —	$ 1	$—	$16	$ 21	$ 267	116	$ 2.30
Consolidated	$3,740	$106	$282	$233	$16	$53	$578	$5,008		

(1) Excludes *Depreciation and amortization* and *Reclamation and remediation*.

(2) Includes by-product credits of $50 and excludes co-product copper revenues of $250.

(3) Includes stockpile and leach pad inventory adjustments of $77 at Carlin, $18 at Twin Creeks, $117 at Yanacocha and $71 at Ahafo. Total stockpile and leach pad inventory adjustments at Yanacocha of $151 were adjusted above by $32 related to a significant write-down of recoverable ounces at the La Quinua Leach Pad in the third quarter of 2016.

(4) Reclamation costs include operating accretion and amortization of asset retirement costs of $64 and $42, respectively, and exclude non-operating accretion and reclamation and remediation adjustments of $16 and $99, respectively.

(5) *Advanced projects, research and development* and *Exploration* of $20 at Long Canyon and $21 at Merian are recorded in "Other" of the respective region for development projects.

(6) *Other expense, net* is adjusted for restructuring costs and other of $32 and acquisition cost adjustments of $10.

(7) Excludes development capital expenditures, capitalized interest, and changes in accrued capital, totaling $555. The following are major development projects during the period: Merian, Long Canyon, Tanami Expansion and CC&V Expansion.

(8) Per ounce and per pound measures may not recalculate due to rounding.

Year Ended December 31, 2015	Costs Applicable to Sales[1][2][3]	Reclamation Costs[4]	Advanced Projects, Research and Development and Exploration[5]	General and Administrative	Other Expense, Net[6]	Treatment and Refining Costs	Sustaining Capital[7]	All-In Sustaining Costs	Ounces (000)/ Pounds (millions) Sold	All-In Sustaining Costs per oz/lb[8]
Gold										
Carlin	$ 790	$ 4	$ 16	$ 7	$ —	$—	$188	$1,005	886	$1,134
Phoenix	163	4	2	2	1	8	15	195	199	980
Twin Creeks	246	4	8	2	2	—	47	309	473	653
CC&V[9]	44	2	3	—	—	—	7	56	82	683
Other North America	—	—	30	—	3	—	8	41	—	—
North America	1,243	14	59	11	6	8	265	1,606	1,640	979
Yanacocha	564	97	37	15	3	—	97	813	924	880
Other South America	—	—	58	4	2	—	—	64	—	—
South America	564	97	95	19	5	—	97	877	924	949
Boddington	570	9	2	—	—	24	47	652	816	799
Tanami	225	3	7	1	—	—	78	314	434	724
Waihi[10]	55	2	3	—	—	—	3	63	116	543
Kalgoorlie	272	5	3	1	—	5	21	307	318	965
Other Australia	—	—	5	17	14	—	6	42	—	—
Australia	1,122	19	20	19	14	29	155	1,378	1,684	818
Ahafo	206	7	24	1	1	—	57	296	332	892
Akyem	212	6	8	—	—	—	44	270	472	572
Other Africa	—	—	2	9	—	—	—	11	—	—
Africa	418	13	34	10	1	—	101	577	804	718
Corporate and Other	—	—	72	181	10	—	10	273	—	—
Total Gold	$3,347	$143	$280	$240	$36	$37	$628	$4,711	5,052	$ 933
Copper										
Phoenix	$ 91	$ 3	$ 1	$ 1	$ —	$ 3	$ 9	$ 108	47	$ 2.30
Boddington	140	2	1	—	—	15	11	169	82	2.06
Total Copper	$ 231	$ 5	$ 2	$ 1	$ —	$18	$ 20	$ 277	129	$ 2.15
Consolidated	$3,578	$148	$282	$241	$36	$55	$648	$4,988		

(1) Excludes *Depreciation and amortization* and *Reclamation and remediation*.

(2) Includes by-product credits of $45 and excludes co-product copper revenues of $280.

(3) Includes stockpile and leach pad inventory adjustments of $116 at Carlin, $14 at Twin Creeks, $77 at Yanacocha and $19 at Boddington.

(4) Reclamation costs include operating accretion and amortization of asset retirement costs of $63 and $85, respectively, and exclude non-operating accretion and reclamation and remediation adjustments of $15 and $175, respectively.

(5) *Advanced projects, research and development* and *Exploration* of $22 at Long Canyon and $12 at Merian are recorded in "Other" of the respective region for development projects.

(6) *Other expense, net* is adjusted for restructuring and other costs of $34, the Ghana Investment Agreement payment of $27 and acquisition cost adjustments of $19.

(7) Excludes development capital expenditures, capitalized interest, and changes in accrued capital, totaling $663. The following are major development projects during the period: Turf Vent Shaft, Merian, Long Canyon and CC&V expansion.

(8) Per ounce and per pound measures may not recalculate due to rounding.

(9) The Company acquired CC&V in August 2015.

(10) The Company sold the Waihi mine in October 2015.

RETURN ON CAPITAL EMPLOYED (ROCE)

Management uses Return on Capital Employed ("ROCE") as a non-GAAP measure to evaluate the Company's operating performance. ROCE does not represent, and should not be considered an alternative to, net earnings (loss), operating earnings (loss), or cash flow from operations as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although ROCE and similar measures are frequently used as measures of operations by other companies, our calculation of ROCE is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that ROCE provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Management's determination of the components of ROCE are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to ROCE as follows below.

	Years Ended December 31, 2017
Net income (loss) attributable to Newmont stockholders	$ (98)
Net income (loss) attributable to noncontrolling interests	11
Net loss (income) from discontinued operations	38
Equity loss income of affiliates	16
Income and mining tax expense (benefit)	1,125
Depreciation and amortization	1,249
Interest expense, net	241
EBITDA	$2,582
Depreciation and amortization	1,249
EBIT	$1,333

	As Reported in 2017 10-K
EBITDA Adjustments:	
Reclamation and remediation charges	$ 64
Impairment of long-lived assets	14
Restructuring and other	14
Loss (gain) on asset and investment sales	(23)
Acquisition cost adjustments	2
Adjusted EBIT	$1,404
12 month trailing Adjusted EBIT	$1,404

	Years Ended December 31,	
	2017	2016
Newmont stockholders equity	$10,609	$10,721
Noncontrolling interests	1,021	1,153
Total debt	4,065	4,615
Total Capital	$15,695	$16,489
Less: Cash and cash equivalents	3,259	2,756
Capital employed	$12,436	$13,733
Average capital employed	$13,085	
12 month trailing Adjusted EBIT divided by Average Capital Employed (ROCE)	10.7%	

CAUTIONARY STATEMENTS — ANNEX A-2

Note Regarding Reserves and Resources: Reserves and Resources are utilized as compensation performance measures in connection with the annual Corporate Performance Bonus calculation. U.S. investors are advised that the SEC does not recognize the term Resource and, as such, Resource estimates used in this Proxy Statement have not been prepared in accordance with Industry Guide 7. Newmont has determined that such "resources" would be substantively the same as those prepared using the Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and defined as "Mineral Resource." Estimates of Resources include "Measured, Indicated and Inferred Resources," which are subject to further exploration and development, are subject to additional risks, and no assurance can be given that they will eventually convert to future reserves. Inferred Resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the Inferred Resource exists, or is economically or legally mineable. Investors are reminded that even if significant mineralization is discovered and converted to reserves, during the time necessary to ultimately move such mineralization to production the economic feasibility of production may change. See the Company's Annual Report for the "Proven and Probable Reserve" and "Mineralized Material" tables prepared in compliance with the SEC's Industry Guide 7 and the "Risk Factors" section for risks relating to such estimates and the Company's business, available at www.newmont.com and on www.sec.gov.

2017 Corporate Performance Bonus Reserves and Resources: The Reserves figure used for 2017 Corporate Performance Bonus purposes exclude additions from acquisitions and the Turquoise Ridge joint venture; and the Resources figure used for 2017 Corporate Performance Bonus purposes excludes additions from acquisitions, price assumption changes, reclassifications and the Turquoise Ridge joint venture. These discretionary adjustments were made by the Leadership Development and Compensation Committee to better reflect results from employee actions, rather than items beyond employees' control. Reconciliation to the Company's previously reported 2017 Reserves and Resources additions are as follows:

RESERVES

	Years Ended December 31, 2017[1]
Acquisition Additions	0.1
Exploration & Studies Additions	4.4
Revisions	1.9
Total Reserve Additions	6.4
Less: Acquisition Additions	(0.1)
Less: Turquoise Ridge Additions	(0.8)
Corporate Payable Bonus Reserves	5.5
Newmont Shares outstanding as of December 31, 2017	533,397,643
Corporate Performance Bonus Reserves per 1000 Shares	10.4

RESOURCES

	Years Ended December 31, 2017[1]
Acquisition Additions	0.7
Exploration & Studies Additions	6.9
Price Changes	0.1
Reclassifications	0.6
Revisions	(0.4)
Total Resource Additions	7.9
Less: Acquisition Additions	(0.7)
Less: Price Changes	(0.1)
Less: Reclassifications	(0.6)
Less: Turquoise Ridge Additions	(0.7)
Corporate Performance Bonus Resources	5.8

(1) All values in millions unless stated otherwise

Note Regarding Full Potential: Full Potential cost and efficiency benefits, savings, improvements or continuous improvements, as used in this proxy statement are considered operating measures used for assessing performance and personal objectives results for compensation purposes, and should not be considered GAAP or non-GAAP financial measures. Full Potential savings/improvement amounts are estimates utilized by management that represent estimated cumulative incremental value realized as a result of Full Potential projects implemented and are based upon both cost savings and efficiencies that have been monetized for purposes of the estimation. Because Full Potential savings/improvements estimates reflect differences between certain actual costs incurred and management estimates of costs that would have been incurred in the absence of the Full Potential program, such estimates are necessarily imprecise and are based on numerous judgments and assumptions. As a result, investors should not place undue reliance on such metrics.

Note Regarding Forward-Looking Statements: Forward-looking statements may appear in this proxy statement. Certain statements, other than purely historical information, including estimates, projections, statements relating to our plans, objectives and expected results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" of our Form 10-K. The Company undertakes no obligation to update or revise publicly any forward-looking statements.



This proxy statement was printed in a facility that uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.